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EXHIBIT 4.5

CREDIT AGREEMENT

among

CORNERSTONE PROPANE, L.P.,
as Borrower

The Several Lenders from Time to Time Parties Hereto

CREDIT SUISSE FIRST BOSTON,
as Administrative Agent,

and

CREDIT SUISSE FIRST BOSTON,
CIBC INC.
and
BARCLAYS CAPITAL,
as Co-Arrangers

Dated as of November 30, 2001

i

3.18	Note Agreements; Intercreditor Agreement; Security Agreement; Guaranty	46
3.19	Asset Sales	46
3.20	Insurance	46
3.21	No Restrictive Covenants	46
3.22	Index Debt Rating	47
3.23	Borrowing Limitations	47
ARTICLE 4. CONDITIONS PRECEDENT		47
4.1	Conditions to Initial Loans	47
4.2	Conditions to Each Extension of Credit	50
ARTICLE 5. INTENTIONALLY OMITTED		51
ARTICLE 6. INTENTIONALLY OMITTED		51
ARTICLE 7. INTENTIONALLY OMITTED		51
ARTICLE 8. COVENANTS		51
8.1	Affirmative Covenants	51
8.1.1	Financial Information, Reports, Notices, etc.	51
8.1.2	Compliance with Laws, etc.	53
8.1.3	Maintenance of Properties	53
8.1.4	Insurance	53
8.1.5	Books and Records	53
8.1.6	Inspection	53
8.1.7	Environmental Covenant	53
8.1.8	Ranking/Security	54
8.1.9	Use of Proceeds	54
8.1.10	Clean Down Period	54
8.2	Negative Covenants	54
8.2.1	Business Activities	54
8.2.2	Indebtedness	54
8.2.3	Liens	57
8.2.4	Financial Condition	58
8.2.5	Investments	58
8.2.6	Restricted Payments, etc.	59
8.2.7	Consolidation, Merger, etc.	59
8.2.8	Asset Sales, etc.	60
8.2.9	Modification of Certain Agreements	61
8.2.10	Transactions with Affiliates	61
8.2.11	Negative Pledges, Restrictive Agreements, etc.	62
8.2.12	Limitation on Issuance of Subsidiary Stock	62
8.2.13	Operating Leases	62
8.2.14	Designation of Restricted and Unrestricted Subsidiaries	62
8.2.15	Organic Documents	63
ARTICLE 9. EVENTS OF DEFAULT		63
9.1	Events of Default	63
ARTICLE 10. THE ADMINISTRATIVE AGENT		66
10.1	Appointment	66

10.2	Delegation of Duties	66
10.3	Exculpatory Provisions	66
10.4	Reliance by Administrative Agent	67
10.5	Notice of Default	67
10.6	Non-Reliance on Agent and Other Lenders	67
10.7	Indemnification	68
10.8	Agent in Its Individual Capacity	68
10.9	Successor Administrative Agent	68
ARTICLE 11. MISCELLANEOUS		69
11.1	Amendments and Waivers	69
11.2	Notice	69
11.3	No Waiver; Cumulative Remedies	70
11.4	Survival of Representations and Warranties	70
11.5	Payment of Expenses and Taxes; Indemnification	70
11.6	Successors and Assigns; Participations and Assignments	71
11.7	Adjustments; Setoff	73
11.8	Confidentiality	74
11.9	Effectiveness	74
11.10	Counterparts	74
11.11	Severability	74
11.12	Integration	74
11.13	GOVERNING LAW	74
11.14	Submission To Jurisdiction; Waivers	75
11.15	Acknowledgments	75
11.16	Waivers of Jury Trial	75
11.17	Other Debt	75

EXHIBITS AND SCHEDULES

Annex A	Pricing Grid
Exhibit A-1	Form of Revolving Credit Note
Exhibit A-2	Form of Term Note
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Notice of Request for Letter of Credit
Exhibit B-3	Form of Notice of Borrowing of Swingline Loans
Exhibit B-4	Form of Notice of Interest Rate Conversion
Exhibit C	Form of Closing Certificate
Exhibit D	Form of Assignment and Assumption Agreement
Exhibit E	Form of Compliance Certificate
Exhibit F-1	Form of Opinion of Borrower's Counsel
Exhibit F-2	Form of Opinion of Parent Guarantor's Counsel
Exhibit G	Form of Parent Guaranty
Exhibit H	Form of Subordination Provisions
Schedule I	Commitments and Lending Offices of Lenders
Schedule 3.2	Subsidiaries and Investments
Schedule 3.3	Jurisdictions
Schedule 3.5	Governmental Approvals
Schedule 3.6(b)	Existing Indebtedness
Schedule 3.8	Litigation
Schedule 3.11	Employee Benefit Plans
Schedule 3.12	Environmental Matters
Schedule 8.2.3	Existing Liens
Schedule 8.2.10	Existing Transactions with Affiliates

    CREDIT AGREEMENT, dated as of November 30, 2001, between CORNERSTONE PROPANE, L.P., a Delaware limited partnership (the "Borrower"), the several banks and other financial institutions from time to time party hereto (each, a "Lender" and, collectively, the "Lenders"), CREDIT SUISSE FIRST BOSTON, acting through its New York Branch, as Administrative Agent (in such capacity the "Administrative Agent"), and CREDIT SUISSE FIRST BOSTON, CIBC INC. and BARCLAYS CAPITAL, as Co-Arrangers (each a "Co-Arranger" and, collectively, the "Co-Arrangers").

PRELIMINARY STATEMENTS

  1.
  The Borrower is engaged in the wholesale and retail sale, distribution, and storage of propane and natural gas and related petroleum derivative products, leasing propane storage tanks, related retail sales of supplies and equipment, including home appliances and other reasonably related businesses (the "Propane Distribution Business").

  2.
  The Borrower is a limited partnership owned by Cornerstone Propane Partners, L.P., a Delaware limited partnership (the "Public Partnership"), Cornerstone Propane GP, Inc., a Delaware corporation (the "Managing General Partner") and SYN Inc., a Delaware corporation (the "Special General Partner" and collectively with the Public Partnership and the Managing General Partner, the "Partners");

  3.
  The Borrower intends hereby to refinance all its outstanding obligations under that certain Refunding Credit Agreement, dated as of November 20, 1998, as amended by the First Amendment dated as of June 30, 2000 and by the Second Amendment and Waiver dated as of March 1, 2001 (as so amended, the "1998 Refunding Credit Agreement") and to replace and refund the 1998 Refunding Credit Agreement.

  4.
  The Borrower desires that, subject to the satisfaction of the conditions set forth herein, (a) during the Availability Period (as hereinafter defined), Lenders having Revolving Credit Commitments (as hereinafter defined) make revolving credit loans in an aggregate principal amount initially not to exceed $39,300,000 at any one time outstanding and (b) on the Closing Date (as hereinafter defined), Lenders having Term Loan Commitments (as hereinafter defined) make term loans in an aggregate principal amount not to exceed $10,700,000. The Lenders are willing to provide such loans, subject to the terms and conditions set forth herein.

  5.
  In consideration of the foregoing premises and the mutual covenants herein contained and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1. DEFINITIONS

    1.1  Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

      "1998 Refunding Credit Agreement" shall have the meaning ascribed thereto in the preliminary statements hereto.

      "Administrative Agent" shall have the meaning ascribed thereto in the heading hereto and shall include such other Lender or financial institution as shall have subsequently been appointed as the successor Administrative Agent pursuant to Section 10.9.

      "Affected Lender" shall have the meaning ascribed thereto in Section 2.18.

      "Affiliate" shall mean, as to any Person, any other Person which, directly or indirectly, is in control of (including all directors and officers of such Person), is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether as a general partner or through the ownership of voting securities or by contract or otherwise. As applied to the Borrower and the Restricted Subsidiaries, "Affiliate" includes without limitation the Managing General Partner and the Public Partnership.

      "Agents" shall have the meaning ascribed thereto in Section 10.1.

      "Agreement" shall mean this Credit Agreement, as amended, supplemented or otherwise modified from time to time.

      "Alternate Base Rate" shall mean, on any particular date, a rate of interest per annum equal to the higher of

    (a)
    the rate of interest most recently announced by CSFB as its prime rate in effect at its principal office in New York City (which rate is not necessarily intended to be the lowest rate of interest charged by CSFB in connection with extensions of credit); and

    (b)
    the Federal Funds Rate for such date plus 0.50%.

      "Alternate Base Rate Loans" shall mean Loans the rate of interest applicable to which is based upon the Alternate Base Rate.

      "Applicable Margin" shall mean, for any day, with respect to any Alternate Base Rate Loan or Eurodollar Loan, or with respect to the Commitment Fees payable hereunder, as the case may be, the applicable rate per annum determined pursuant to the Pricing Grid.

      "Approved Fund" shall mean, with respect to any Lender that is a fund or commingled investment vehicle that invests in commercial loans, any other fund that invests in commercial loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

      "Asset Sales" shall have the meaning ascribed thereto in Section 8.2.8.

      "Assignee" shall have the meaning ascribed thereto in Section 11.6(c).

      "Assignment and Assumption Agreement" shall have the meaning ascribed thereto in Section 11.6(c).

      "Available Cash" shall mean with respect to any Fiscal Quarter of the Borrower, (a) the sum of (i) all cash and cash equivalents of the Partnership Group and the Public Partnership on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership Group and the Public Partnership on hand on the date of determination of Available Cash with respect to such quarter obtained through available borrowings for working capital purposes made after the end of such quarter, less (b) (i) the amount of cash reserves necessary or appropriate in the reasonable discretion of the Managing General Partner to (A) provide for the proper conduct of the business of the Borrower and the Restricted Subsidiaries (including, without limitation, reserves for future capital expenditures and for anticipated future credit needs of the Public Partnership and Partnership Group subsequent to such Fiscal Quarter) or (B) provide funds for distributions under Section 8.2.4 or 8.2.5 of the partnership agreement of the Public Partnership in respect of any one or more of next four Fiscal Quarters or (C) comply with applicable law or any loan agreement (including this Agreement), mortgage, security agreement, debt instrument or other agreement or obligation to which a member of the Partnership Group or the Public Partnership is a party or by which it or its assets are subject (including the payment of principal, make whole amount or premium-amount, if applicable, and interest) in respect of the Private Placement Debt, the Obligations and other Parity Debt, (ii) all Dedicated Funds and (iii) all amounts which a Restricted Subsidiary is prohibited from dividending or distributing to the Borrower; provided that Available Cash shall exclude without duplication (x) in each Fiscal Quarter a reserve equal to at least 50% of the aggregate amount of all interest payments, in respect of all

  Indebtedness of the Borrower and the Restricted Subsidiaries upon which interest is due semiannually or less frequently, to be made in the next Fiscal Quarter (assuming, in the case of Indebtedness incurred under the Obligations and other Indebtedness bearing interest at fluctuating interest rates which cannot be determined in advance, that the interest rate in effect on the last Business Day of the immediately preceding Fiscal Quarter will remain in effect until such Indebtedness is due to be paid), (y) with respect to other Parity Debt, Private Placement Debt and the Obligations, in the third Fiscal Quarter immediately preceding each Fiscal Quarter in which any scheduled principal payment is due with respect of such Indebtedness (a "principal payment quarter"), a reserve equal to at least 25% of the aggregate amount of all principal to be paid in respect of such Indebtedness in such principal payment quarter; in the second Fiscal Quarter immediately preceding a principal payment quarter, a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of such Indebtedness in such principal payment quarter; and in the Fiscal Quarter immediately preceding a principal payment quarter, a reserve equal to at least 75% of the aggregate amount of all principal to be paid in respect of such Indebtedness in such principal payment quarter, and (z) with respect to the Private Placement Debt, the Obligations and other Parity Debt of which principal is payable semiannually, in each Fiscal Quarter which immediately precedes a Fiscal Quarter in which principal is payable in respect of such Indebtedness a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of such Indebtedness in the next Fiscal Quarter; provided further that the amount of such reserve specified in Clauses (y) and (z) of this definition for principal amounts to be paid shall be reduced by the aggregate principal amount of all binding, irrevocable letters of credit established to refinance such principal amounts.

      "Availability Period" shall mean the period from and including the Closing Date to, but not including, the Termination Date, or such earlier date on which the Revolving Credit Commitments shall terminate as provided herein.

      "Bankruptcy Code" shall mean Title 11 of the United States Code or any successor statute.

      "Benefited Lender" shall have the meaning ascribed thereto in Section 11.7(a).

      "Borrower" shall have the meaning ascribed thereto in the heading hereto.

      "Borrowing Date" shall mean any Business Day specified in a notice pursuant to Section 2.3 as a date on which the Borrower requests that the Lenders make Loans hereunder.

      "Business Day" shall mean (a) a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close, and (b) with respect to the date of

         (i) making or continuing any Loans as, or converting any Loans from or into, Eurodollar Loans,

        (ii) making any payment or prepayment or principal of or payment of interest on any portion of the principal amount of any Loans being maintained as Eurodollar Loans, or

        (iii) the Borrower giving any notice (or the number of Business Days to elapse prior to the effectiveness thereof) in connection with any matter referred to in the immediately preceding clause (b)(i) or (b)(ii), any such day on which dealings in Dollars are also carried on in the interbank market in London, England.

      "Capital Stock" shall mean, with respect to any Person, any capital stock (including preferred stock), shares, units, interests, participations or other ownership interests (however designated, including without limitation such items as they may apply to a partnership, limited liability company or similar Person) of such Person and any rights, warrants or options to purchase any thereof.

      "Capitalized Lease Liabilities" shall mean all monetary obligations of any Borrower or any Subsidiary under any leasing or similar arrangement which, in accordance with GAAP, would be classified as a capitalized lease, and, for purposes of this Agreement and each other Loan Document, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

      "CERCLIS" shall mean the Comprehensive Environmental Response Compensation Liability Information System List.

      "Change of Control" shall mean the occurrence of any of the following:

        (a) the liquidation or dissolution of the Managing General Partner,

        (b) any merger or consolidation of the Managing General Partner with or into any Person, other than the Parent Guarantor or any of its Affiliates, if the Managing General Partner is not the surviving entity thereof, or any sale, whether direct or indirect, of substantially all of the assets of the Managing General Partner to any person or group (as such term is used in Section 13 (d) and 14 (d) of the Exchange Act), other than the Parent Guarantor or any of its Affiliates,

        (c) any Person or group, other than the Parent Guarantor or any of its Affiliates, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power in the aggregate then outstanding of all classes of stock of the Managing General Partner then outstanding normally entitled to vote in elections of directors,

        (d) during any period of 12 consecutive months after the Closing Date, individuals who at the beginning of such 12-month period (or persons nominated by such members of the Board of Directors of the Managing General Partner to succeed them) constitute the Board of Directors of the Managing General Partner cease, for any reason, to constitute a majority of the Board of Directors of the Managing General Partner then in office, or

        (e) the Managing General Partner, the Parent Guarantor and its Affiliates shall cease to own directly or indirectly, in the aggregate, an amount of the general partner interest in the Borrower equal to at least 50% of the amount of the general partner interests in the Borrower owned collectively, by the General Partners on the Closing Date;

    provided, that, subject to the foregoing, a transfer of a general partnership interest shall not constitute a Change of Control; and notwithstanding the foregoing, it shall not be a Change of Control as it relates to clause (b), (c), (d) or (e) above if the Chief Executive Officer and the Chief Financial Officer of the Borrower following any of the events described above in clause (b), (c), (d) or (e) retain the same positions with the same levels of authority as they previously had prior to such event.

      "Closing Date" shall mean the date on which the conditions precedent set forth in Section 4.1 shall be satisfied or waived.

      "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

      "Collateral" shall have the meaning ascribed thereto in Section 2.22.

      "Collateral Documents" shall mean a collective reference to the Security Agreement and such other documents executed and delivered in connection with the attachment and perfection of the Trustee's security interest and liens arising thereunder, including, without limitation, Uniform Commercial Code financing statements filed in connection therewith.

      "Commercial Letter of Credit" shall have the meaning ascribed thereto in Section 2.1(c).

      "Commitment" shall mean, as applicable, a Term Loan Commitment, a Revolving Credit Commitment or a Swingline Commitment.

      "Commitment Fee" shall have the meaning ascribed thereto in Section 2.4(a).

      "Commitment Percentage" shall mean, as to any Lender, at any time, such Lender's Revolving Credit Commitment Percentage or Term Loan Commitment Percentage, as applicable; provided that for purposes of Section 10.7, "Commitment Percentage" shall mean the percentage of the aggregate Revolving Credit Commitments (or after the Termination Date, all Revolving Credit Loans) plus the aggregate Term Loan Commitments (or after the Closing Date, all Term Loans), in each case outstanding at such time then represented by such Lender's Revolving Credit Commitment (or after the Termination Date, such Lender's Revolving Credit Loans) plus such Lender's Term Loan Commitment (or after the Closing Date, such Lender's Term Loans) then constituting the aggregate Revolving Credit Commitments (or after the Termination Date, all Revolving Credit Loans) plus the aggregate Term Loan Commitments (or after the Closing Date, all Term Loans), in each case outstanding at such time.

      "Commodity Hedging Agreement" shall mean any agreement or arrangement designed solely to protect the Borrower against fluctuations in the price of propane, natural gas or crude oil with respect to quantities of propane or natural gas that the Borrower reasonably expects to purchase from suppliers, sell to its customers or need for its inventory during the period covered by such agreement or arrangement.

      "Commonly Controlled Entity" shall mean an entity, whether or not incorporated, which is under common control with the Borrower and/or any Subsidiary within the meaning of Section 4001(a)(14) of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414 of the Code.

      "Compliance Certificate" shall have the meaning ascribed thereto in Section 8.1.1(c).

      "Consolidated Cash Flow" shall mean, with respect to the Borrower and the Restricted Subsidiaries for any period, Consolidated Net Income for such period, plus (a) an amount equal to any extraordinary loss realized in connection with asset sales, to the extent such loss was deducted in computing Consolidated Net Income, minus (b) an amount equal to any extraordinary gain realized in connection with asset sales, to the extent such gain was added in computing Consolidated Net Income, plus (c) provision for taxes based on income or profits of the Borrower and the Restricted Subsidiaries for such period, to the extent such provision for taxes was deducted in computing Consolidated Net Income, plus (d) Consolidated Interest Expense for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments and the interest component of any payments associated with Capital Lease Liabilities and net payments (if any) pursuant to Interest Rate Agreements), to the extent such expense was deducted in computing Consolidated Net Income, plus (e) depreciation and amortization (including amortization of goodwill and other intangibles) of the Borrower and the Restricted Subsidiaries for such period, to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (f) the Synthetic Lease Principal Component of the

  Borrower and the Restricted Subsidiaries for such period; in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.

  Consolidated Cash Flow shall be calculated after giving effect, on a pro forma basis for the most recently ended four consecutive Fiscal Quarters, to, without duplication, any asset sales or asset acquisitions (including, without limitation, any asset acquisition giving rise to the need to make such calculation as a result of the Borrower or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the asset acquisition) incurring, assuming or otherwise being liable for acquired debt) occurring during the period commencing on the first day of such period to and including the date of determination (the "Reference Period"), as if such asset sale or asset acquisition occurred on the first day of the Reference Period; provided, that Consolidated Cash Flow generated by an acquired business or asset shall be determined on the basis of, without duplication, (a) the actual gross profit (revenues minus cost of goods sold) of the acquired business or asset during the immediately preceding four full Fiscal Quarters) minus (b) the pro forma expenses that would have been incurred by the Borrower or such Restricted Subsidiary in the operation of such acquired business or asset during such period computed on the basis of personnel expenses for employees retained or to be retained by the Borrower or such Restricted Subsidiary in the operation of such acquired business or asset and non-personnel costs and expenses incurred by the Borrower or the Managing General Partner in the operation of its business at similarly situated facilities. All adjustments for discontinued operations of the Borrower or any Subsidiary (or any of their divisions) shall be made in accordance with GAAP except that, regardless of compliance with GAAP, the Borrower may exclude from Consolidated Cash Flow losses relating to the discontinued natural gas financial trading operations of Coast Energy Group for the Fiscal Quarters ended September 30, 2000 and December 31, 2000, but not in excess of $4,200,000 and $1,200,000, respectively.

      "Consolidated Cash Flow Coverage of Debt Service" shall mean, as of the date of determination, the pro forma Consolidated Cash Flow for the period of four Fiscal Quarters then ending divided by Consolidated Pro Forma Debt Service for the four consecutive Fiscal Quarters next succeeding such date of determination.

      "Consolidated Cash Flow Coverage of Maximum Debt Service" shall mean, as of the date of determination, the pro forma Consolidated Cash Flow for such period of four Fiscal Quarters then ending divided by the Maximum Consolidated Pro Forma Debt Service.

      "Consolidated Interest Expense" shall mean, for any period, the aggregate consolidated interest expense of the Borrower and the Restricted Subsidiaries determined in accordance with GAAP but including, without duplication, (a) all commissions, discounts and other fees and charges owed with respect to letters of credit and banker's acceptances for such period, (b) net costs under Interest Rate Agreements for such period, (c) the Synthetic Lease Interest Component of the Borrower and the Restricted Subsidiaries for such period, (d) the portion of any Capitalized Lease Liabilities allocable to consolidated interest expense for such period and (e) the product of (1) the amount of all dividends (whether in cash or otherwise (except dividends payable solely in shares of Qualified Capital Stock)) on all Disqualified Stock of such Person and its Subsidiaries, times (2) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

      "Consolidated Net Income" shall mean, with reference to any period, the net income (or deficit) of the Borrower and the Restricted Subsidiaries for such period (taken as a cumulative whole), after deducting all operating expenses, provisions for all taxes and reserves (including reserves for deferred income taxes) and all other proper deductions, all determined in accordance with GAAP on a consolidated basis, after eliminating all intercompany transactions, provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Borrower or a Restricted Subsidiary, (b) the income (or deficit) of any Person (other than a Restricted Subsidiary) in which the Borrower or any Restricted Subsidiary has an ownership interest, except to the extent that any such income has been actually received by the Borrower or such Restricted Subsidiary in the form of dividends, or similar distributions, (c) the undistributed earnings of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the time permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, (d) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period, (e) any aggregate net after tax gain or net after tax loss during such period arising from the sale, exchange or other disposition of capital assets (such term to include all fixed assets, whether tangible or intangible, all Inventory sold in conjunction with the disposition of fixed assets, and all securities), (f) any write-up of any asset, (g) any net gain from the collection of the proceeds of life insurance polices, (h) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of the Borrower or any Restricted Subsidiary, (i) any after tax gain or loss during such period from any change in accounting, from any discontinued operations or the disposition thereof, from any extraordinary events or from any prior period adjustments, (j) any deferred credit representing the excess of equity in any Restricted Subsidiary at the date of acquisition over the cost of the investment in such Restricted Subsidiary, and (k) in the case of a successor to the Borrower by consolidation or merger or as a transferee of its assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

      "Consolidated Net Worth" shall mean, at any time of determination:

        (a) the total assets of the Borrower and the Restricted Subsidiaries which would be shown as assets on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries as of such time, prepared in accordance with GAAP, minus

        (b) the total liabilities of the Borrower and the Restricted Subsidiaries which would be shown as liabilities on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries as such time, prepared in accordance with GAAP.

      "Consolidated Pro Forma Debt Service" shall mean, as of any date of determination, the total amount payable by the Borrower and the Restricted Subsidiaries on a consolidated basis, during the four consecutive calendar quarters next succeeding the date of determination, in respect of scheduled principal payments and all cash interest charges with respect to Indebtedness of the Borrower and the Restricted Subsidiaries outstanding on such date of determination, after giving effect to any Indebtedness proposed to be incurred on such date (the "Incurrence Date") and to any Indebtedness proposed to be repaid from funds of such newly incurred Indebtedness (x) within 30 days of the Incurrence Date, or (y) within the twelve months following such Incurrence Date as to which funds for such payments have been within 30 days of the Incurrence Date irrevocably placed in escrow with the Trustee with irrevocable instructions to the Trustee to make such repayments (such funds pursuant to clauses (x) and (y) collectively, the "Dedicated Funds") and (a) including actual payments under Capital Lease Liabilities, (b) assuming, in the case of Indebtedness (other than the Obligations) bearing interest at fluctuating interest rates which cannot be determined in advance, that the rate in effect on such date will remain in effect throughout such period, (c) assuming, in the case of the Obligations, that (1) the interest payments payable during such four consecutive calendar quarters next succeeding the date of determination will equal the actual interest payments associated with the Obligations during the most recent four Fiscal Quarters and (2) principal payments relating to the Revolving Credit Loans and the Term

  Loans will be made on the Termination Date and the Swingline Loans will be made on the Swingline Maturity Date, (d) treating the principal amount of all Indebtedness outstanding as of such date of determination under a revolving credit or similar agreement (other than the Obligations) as maturing and becoming due and payable on the scheduled maturity date or dates thereof (including the maturity of any payment required by any commitment reduction or similar amortization provision), without regard to any provision permitting such maturity date to be extended and (e) including any other designated repayments of Indebtedness due within twelve months from such date of determination.

      "Contingent Liability" shall mean any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount of the debt, obligation or other liability guaranteed thereby.

      "Contractual Obligation" shall mean as to the Borrower or any Subsidiary, any provision of any security issued by the Borrower or any Subsidiary or of any agreement, instrument or other undertaking to which the Borrower or any Subsidiary is a party or by which it or any of its property is bound.

      "Controlled Group" means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code or Section 4001 of ERISA.

      "Cornerstone Holding" shall mean Cornerstone Holding Corp., a Delaware corporation.

      "Coverage Test" shall mean, for any period, the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense for such period.

      "Credit Event" shall have the meaning ascribed thereto in Section 4.2.

      "CSFB" shall mean Credit Suisse First Boston.

      "Debt" shall mean all Indebtedness of the type described in clauses (a), (b), and (c) of the definition of Indebtedness and all Indebtedness of the type described in clause (i) of such definition in respect of Indebtedness described in clauses (a), (b), and (c) of such definition.

      "Default" shall mean any of the events specified in Section 9.1, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

      "Disqualified Stock" shall mean, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the stated maturity of such Capital Stock.

      "Dollars" and "$" shall mean dollars in lawful currency of the United States of America.

      "Domestic Lending Office" shall mean, initially, the office of each Lender designated as such in Schedule I (or the office of an Assignee designated pursuant to an Assignment and Assumption Agreement), and thereafter, such other office of such Lender, if any, which shall be making or maintaining Alternate Base Rate Loans as may be designated from time to time by notice from such Lender to the Borrower and the Administrative Agent.

      "Environmental Claim" shall mean any written or oral notice, claim, demand or other communication (collectively, a "claim") for investigatory costs, cleanup, costs, Governmental Authority response costs, damages to natural resources or other property, personal injuries, fines or penalties arising out of, based on or resulting from (a) the presence, or release into the environment, of any Materials of Environmental Concern at any location, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law. The term "Environmental Claim" shall include, without limitation, any claim by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence of any Materials of Environmental Concern or arising from alleged injury or threat of injury to health, safety or the environment.

      "Environmental Laws" shall mean any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, judgments, permits, licenses, registrations or authorizations or requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning the health and safety of humans and other living organisms as it relates to exposures to Materials of Environmental Concern, protection of natural resources or the environment, including the manufacture, distribution in commerce, and use of, or Release to the environment of, Materials of Environmental Concern, as now or may at any time hereafter be in effect.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

      "Eurodollar Base Rate" shall mean, with respect to any Eurodollar Loan for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) on the date which is two Business Days prior to the beginning of such Interest Period by reference to the British Bankers' Association Interest Settlement Rates for deposits in Dollars (as set forth by any service selected by the Administrative Agent which has been nominated by the British Bankers' Association as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the "Eurodollar Rate" shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date which is two Business Days prior to the beginning of such Interest Period. Each determination by the Administrative Agent pursuant to this definition shall be conclusive absent manifest error.

      "Eurodollar Loans" shall mean Loans the rate of interest applicable to which is based upon the Eurodollar Rate.

      "Eurodollar Office" shall mean, initially, the office of each Lender designated as such in Schedule I (or the office of an Assignee designated pursuant to an Assignment and Assumption Agreement), and thereafter, such other office of such Lender, if any, which shall be making or maintaining Eurodollar Loans as may be designated from time to time by notice from such Lender to the Borrower and the Administrative Agent.

      "Eurodollar Rate" shall mean with respect to each day during each Interest Period pertaining to a Eurodollar Loan, a rate per annum determined for such day in accordance with the following formula:

Eurodollar Base Rate 1.00 - Eurodollar Reserve Requirements

      "Eurodollar Reserve Requirements" shall mean, for any day as applied to a Eurodollar Loan, the aggregate (without duplication) of the rates (expressed as a decimal) of reserve requirements in effect on such day (including, without limitation, basic, supplemental, marginal and emergency reserves) under any regulations of the Board of Governors of the Federal Reserve System or other Governmental Authority having jurisdiction with respect thereto) dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of such Board) maintained by a member bank of such System.

      "Eurodollar Tranche" shall mean either (a) all Term Loans which consist of Eurodollar Loans incurred on the Closing Date (or which result from continuations or conversions on a given date after the Closing Date) and have the same Interest Period, or (b) all Revolving Credit Loans which consist of Eurodollar Loans incurred on a given date (or which result from continuations or conversions on a given date) and having the same Interest Period.

      "Event of Default" shall mean any of the events specified in Section 9.1; provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

      "FDIC" shall mean the Federal Deposit Insurance Corporation or any successor thereto.

      "Federal Funds Rate" shall mean for any particular date, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to the Administrative Agent (in its individual capacity) on such day on such transactions as determined by the Administrative Agent.

      "FERC" shall mean the Federal Energy Regulatory Commission.

      "Fiscal Quarter" shall mean any quarter of a Fiscal Year.

      "Fiscal Year" shall mean any period of twelve consecutive calendar months ending on June 30; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the "2001 Fiscal Year") refer to the Fiscal Year ending on the June 30 occurring during such calendar year.

      "GAAP" shall mean generally accepted accounting principles in the United States of America as in effect from time to time consistent with those utilized in preparing the audited financial statements referred to in Section 3.6; provided that in the event that any change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants

  (or successor thereto or any agency with similar functions) results in a change in the calculation of any of the financial covenants hereunder, the Required Lenders and the Borrower will in good faith enter into negotiations in order to reevaluate such financial covenants in light of such change; and provided, further, that this provision shall not operate as a waiver of any right, remedy, power or privilege available to any Lender under any provision of any Loan Document or pursuant to any applicable law.

      "General Collateral" shall have the meaning ascribed thereto in Section 2.22.

      "General Partners" shall mean the Managing General Partner and the Special General Partner.

      "Government Acts" shall have the meaning ascribed thereto in Section 2.19(i).

      "Governmental Authority" shall mean any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any governmental or quasi-governmental unit, whether federal, state, county, district, city or other political subdivision, foreign or otherwise and whether now or hereafter in existence, or any officer or official of any thereof.

      "Granting Lender" shall have the meaning ascribed thereto in Section 11.6(f).

      "Guaranty" shall mean, collectively, the guaranties entered into by each of the Restricted Subsidiaries in favor of the Trustee for the benefit of the Creditors (as defined therein) including the Lenders.

      "Incurrence Date" shall have the meaning ascribed thereto in the definition of "Consolidated Pro Forma Debt Service".

      "Indebtedness" of any Person shall mean, without duplication:

        (a) all indebtedness for borrowed money which such Person has directly or indirectly created, incurred or assumed;

        (b) all indebtedness, whether or not for borrowed money, with respect to which such Person has become directly or indirectly liable and which represents the deferred purchase price (or a portion thereof) or has been incurred to finance the purchase price (or a portion thereof) of any property or service or business acquired by such Person, whether, by purchase, consolidation, merger or otherwise;

        (c) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses;

        (d) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

        (e) all Capitalized Lease Liabilities of such Person;

        (f)  all indebtedness, whether or not for borrowed money, secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien in respect of property owned by such Person, whether or not such Person has assumed or become liable for the payment of such indebtedness, provided that the amount of such Indebtedness if not so assumed shall in no event be deemed to be greater than the fair market value from time to time (as determined in good faith, by such Person) of the property subject to such Lien;

        (g) all Capital Stock of such Person redeemable at the option of the holder prior to the final maturity of the Private Placement Debt, valued at the greater of its voluntary or involuntary maximum fixed repurchase price or any mandatory redemption payment obligations in respect thereon plus, in either case, accrued dividends thereon;

        (h) all preferred stock of any Restricted Subsidiary of such Person redeemable at the option of the holder prior to the final maturity of the Private Placement Debt, valued at the sum of the liquidation preference thereof or any mandatory redemption payment obligations in respect thereof plus, in either case, accrued dividends thereon;

        (i)  all liabilities of such Person in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

        (j)  all indebtedness of the character referred to in clause (a) through (i) of this definition deemed to be extinguished under GAAP but for which such Person remains legally liable; and

        (k) all indebtedness of any other Person of the character referred to in clause (a) through (j) of this definition with respect to which the Person whose Indebtedness is being determined has become liable by way of a Contingent Liability.

      Notwithstanding the foregoing, in determining the Indebtedness of the Borrower and the Restricted Subsidiaries, there shall be excluded all undrawn letters of credit (not yet due and payable), trade accounts payable, accrued interest and other accrued expenses and customer credit balances arising in the ordinary course of business on ordinary terms.

      "Index Debt" shall mean the senior, unsecured, long-term Indebtedness for borrowed money of the Parent Guarantor that is not guaranteed by any other Person or subject to any other credit enhancement.

      "Insolvency Proceeding" shall mean (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other similar arrangement in respect of a Person's creditors generally or any substantial portion of a Person's creditors; undertaken under U.S. Federal, state or foreign law, including the Bankruptcy Code.

      "Intercreditor Agreement" shall mean that certain Intercreditor and Trust Agreement, dated as of December 11, 1996, among the Borrower and the Restricted Subsidiaries, as Obligors, U.S. Trust Company of Texas, N.A., as Trustee, the Note Purchasers named therein, as Note Holders, the Banks named therein, as Bank Lenders, and the Administrative Agent, in its capacity as administrative agent, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

      "Interest Payment Date" shall mean (a) as to any Alternate Base Rate Loan, the last Business Day of each March, June, September and December to occur while such Loan is outstanding, (b) as to any Eurodollar Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any Eurodollar Loan having an Interest Period longer than three months, each day which is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period.

      "Interest Period" with respect to any Eurodollar Loan shall mean:

        (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurodollar Loan and ending one, two or three months thereafter, as selected by the Borrower in its Notice of Borrowing or Notice of Interest Rate Conversion, as the case may be, given with respect thereto; and

        (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Loan and ending one, two or three months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not less than three Business Days prior to the last day of the then current Interest Period with respect thereto;

  provided that, the foregoing provisions relating to Interest Periods are subject to the following:

           (i) if any Interest Period pertaining to a Eurodollar Loan would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day (and, with respect to payments of principal and interest thereon, shall be payable at the then applicable rate during such extension) unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

          (ii) no Interest Period with respect to a Revolving Credit Loan shall be selected which would extend beyond the Termination Date;

          (iii) no Interest Period with respect to a Term Loan shall be selected which would extend beyond the Termination Date;

          (iv) any Interest Period pertaining to a Eurodollar Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

          (v) the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurodollar Loan during an Interest Period for such Loan.

      "Interest Rate Agreement" shall mean any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or arrangement designed solely to protect the Borrower against fluctuations in interest rates on Indebtedness outstanding hereunder to the extent that such agreement is entered into with, or such arrangement is provided by, a Lender or an Affiliate of a Lender.

      "Investment" shall mean, relative to any Person, any direct or indirect purchase or other acquisition by such Person of stock or other securities of any other Person, or any direct or indirect loan, advance or capital contribution by such Person to any other Person, and any other item which would be classified as an "investment" on a balance sheet of such Person prepared in accordance with GAAP, including, without limitation, any direct or indirect contribution by such Person of property or assets to a joint venture, partnership or other business entity in which such Person retains an interest. For the purposes of Section 8.2.5, the amount involved in Investments made during any period shall be the aggregate cost to the Borrower of all such Investments made during such period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of such investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which such Investments were made, less any net return of capital realized during such period upon the sale, repayment or other liquidation of such Investment (determined in accordance with GAAP, but without regard to any amounts received during such period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on such Investment or as loans from any Person in whom such Investment has been made).

      "Issuing Lender" shall mean CSFB and its successors.

      "Lender" shall have the meaning ascribed thereto in the heading hereto.

      "Letter of Credit" shall mean any Standby Letter of Credit or Commercial Letter of Credit issued by the Issuing Lender for the account of the Borrower in accordance with the terms of Section 2.3(c) hereof.

      "Letter of Credit Outstandings" shall mean, at any time, an amount equal to the sum of: (a) the aggregate face amount at such time of all Letters of Credit then outstanding and undrawn (as such aggregate face amount shall be adjusted, from time to time, as a result of drawings, the issuance of Letters of Credit, or otherwise) plus (b) the then aggregate amount of all unpaid and outstanding reimbursement obligations with respect to any Letters of Credit.

      "Lien" shall mean as to any Person, any mortgage, lien (statutory or otherwise), pledge, reservation, right of entry, encroachment, easement, right of way, restrictive covenant, license, charge, security interest or other encumbrance in or on, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or capital lease with respect to, any property or asset owned or held by such Person, or the signing or filing of a financing statement with respect to any of the foregoing which names such Person as debtor, the signing of any security agreement with respect to any of the foregoing authorizing any other party as the secured party thereunder to file any financing statement or any other agreement to give or grant any of the foregoing. For the purposes of this Agreement, a Person shall be deemed to be the owner of any asset which it has placed in trust for the benefit of the holders of Indebtedness of such Person and such trust shall be deemed to be a Lien if such Person remains legally liable therefor, notwithstanding that such Indebtedness is or may be deemed to be extinguished under GAAP.

      "Loan Documents" shall mean collectively, this Agreement, the Parent Guaranty, the Guaranty, the Security Agreement, the Intercreditor Agreement, the Notes, and any pledge agreement, security agreement, guaranty or mortgage delivered to the Administrative Agent hereunder or pursuant hereto (in each case as the same may be amended, restated, supplemented, extended, renewed or replaced from time to time), and "Loan Document" shall mean any one of them.

      "Loans" shall mean the loans made by the Lenders, including Swingline Loans made by the Swingline Lender, to the Borrower pursuant to this Agreement.

      "LOC Committed Amount" shall have the meaning assigned to such term in Section 2.1(c).

      "LOC Documents" shall mean, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor, and any agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (i) the rights and obligations of the parties concerned or at risk or (ii) any collateral security for such obligation.

      "LOC Obligations" shall mean, at any time, the sum of (i) the maximum amount which is, or at any time thereafter may become, available to be drawn under the Letters of Credit then outstanding, assuming compliance with all requirements for drawings referred to in such Letters of Credit plus (ii) the aggregate amount of all drawings under the Letters of Credit honored by the Issuing Lender but not theretofore reimbursed.

      "Managing General Partner" is defined in the preliminary statements hereto and shall include any successor thereto.

      "Material Adverse Effect" shall mean (a) any material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Parent Guarantor and its Subsidiaries (taken as a whole), (b) any material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries (taken as a whole) and (c) any material adverse effect on the validity or enforceability of this Agreement, any of the Notes or any of the other Loan Documents, or the rights or remedies of the Administrative Agent, the Trustee, the Issuing Lender, the Swingline Lender or the Lenders hereunder or thereunder.

      "Materials of Environmental Concern" shall mean:

        (a) any "hazardous substance", as defined by CERCLA;

        (b) any "hazardous waste", as defined by the Resource Conservation and Recovery Act, as amended;

        (c) any "pollutant" pursuant to the Clean Water Act, as amended;

        (d) any petroleum product or related compound;

        (e) any polychlorinated biphenyls or asbestos;

        (f)  any radioactive material or substance; or

        (g) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any other applicable federal, state or local law, regulation, statute; ordinance, order or requirement (including consent decrees and administrative orders issued to any Borrower or Subsidiary) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as amended or hereafter amended.

      "Maximum Consolidated Pro Forma Debt Service" shall mean as of any date of determination, the highest total amount payable by the Borrower and the Restricted Subsidiaries on a consolidated basis, during any period of four consecutive Fiscal Quarters, commencing with the Fiscal Quarter in which such date of determination occurs and ending on the maturity date of the Private Placement Debt, in respect of scheduled principal payments and all cash interest charges with respect to all Indebtedness of the Borrower and the Restricted Subsidiaries outstanding or to be outstanding as a result of the transactions occurring on such date of determination, after giving effect to any Indebtedness to be incurred on the Incurrence Date and to any Indebtedness proposed to be repaid from Dedicated Funds and (a) including actual payments under Capital Lease Liabilities, (b) assuming, in the case of Indebtedness (other than the Obligations) bearing interest at fluctuating interest rates which cannot be determined in advance, that the rate in effect on such date will remain in effect throughout such period, (c) assuming, in the case of the Obligations, that (1) the interest payments payable during such four consecutive Fiscal Quarters will equal the actual interest payments associated with the Obligations during the most recent four Fiscal Quarters and (2) principal payments relating to the Revolving Credit Loans and Term Loans will be made on the Termination Date and the Swingline Loans will be made on the Swingline Maturity Date, (d) treating the principal amount of all Indebtedness outstanding as of such date of determination under a revolving credit or similar agreement (other than the Obligations) as maturing and becoming due and payable on the scheduled maturity date or dates thereof (including the maturity of any payment required by any commitment reduction of similar amortization provision), without regard to any provision permitting such maturity date to be extended and (e) including any other designated repayments of Indebtedness.

      "Minimum Quarterly Distribution" shall have the meaning given to it in the Partnership Agreement.

      "Moody's" shall mean Moody's Investors Service, Inc.

      "Multiemployer Plan" shall mean a plan which is a "multiemployer plan" as defined in Section 3(37) or 4001(a)(3) of ERISA.

      "Net Cash Proceeds" shall mean, with respect to any Asset Sales, an amount equal to the cash proceeds received by the Borrower or any of its Subsidiaries from or in respect of such Asset Sales (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received), less (a) any investment banking and underwriting fees and any other fees and expenses reasonably incurred by such Person in respect of such Asset Sales, (b) the amount of any Indebtedness secured by a Lien on any asset disposed of in such Asset Sales and discharged from the proceeds thereof and (c) any taxes actually paid or to be payable by such Person (as estimated by a senior financial or accounting officer of the Borrower, giving effect to the overall tax position of the Borrower) in respect of such Asset Sales.

      "Non-Excluded Taxes" shall have the meaning ascribed thereto in Section 2.15.

      "Note" shall mean, as applicable, a Revolving Credit Note, a Term Note or a QFL Note.

      "Note Agreements" shall mean, collectively, the Note Agreements dated December 11, 1996 among Cornerstone Propane GP, Inc., SYN Inc. and the Borrower and the applicable purchasers pursuant to which the Private Placement Debt was issued.

      "Notice of Borrowing" shall mean a notice given by the Borrower pursuant to Section 2.3(a), (b) or (d).

      "Notice of Interest Rate Conversion" shall have the meaning ascribed thereto in Section 2.7.

      "Obligations" shall mean the obligations of the Borrower to the Administrative Agent and the Lenders under this Agreement, the Notes and each other Loan Document.

      "Obligor" shall mean the Borrower, the Parent Guarantor or any other Person (other than the Administrative Agent, any Co-Arranger or any Lender) obligated under any Loan Document.

      "Organic Document" shall mean, relative to any Obligor, its partnership agreement, certificate or articles of incorporation, its by-laws and all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized shares of Capital Stock or other equity interests.

      "Parent Guarantor" shall mean NorthWestern Corporation, a Delaware corporation.

      "Parent Guaranty" shall mean the Guaranty, dated as of the date hereof, executed by the Parent Guarantor in favor of the Lenders, substantially in the form of Exhibit G hereto.

      "Parity Debt" shall mean, collectively but without duplication, (i) the obligations of the Borrower set forth in the Note Agreements dated December 11, 1998 among Cornerstone Propane GP, Inc., SYN Inc. and the Borrower and the applicable purchasers for the issue and sale of $85,000,000 aggregate principal amount of 7.33% Senior Secured Notes due January 31, 2013, (ii) the obligations of the Borrower set forth in the Note Agreements dated November 4, 1999 among Cornerstone Propane GP, Inc., SYN Inc. and the Borrower and the applicable purchasers for the issue and sale of $60,000,000 aggregate principal amount of 8.08% Senior Secured Notes due July 31, 2005 and 8.27% Senior Secured Notes due July 31, 2009, (iii) the obligations of the Borrower described in clauses (c), (d), (h) and (l) of, and subsection (i) of the last paragraph of, Section 8.2.2 which are secured and will rank pari passu with the Obligations and (iv) the Obligations.

      "Participant" shall have the meaning ascribed thereto in Section 11.6(b).

      "Partnership Agreement" shall mean the Amended and Restated Agreement of Limited Partnership of the Borrower as in effect on the Closing Date and as the same may be from time to time amended, supplemented or otherwise modified subject to Section 8.2.15.

      "Partnership Group" shall mean the Borrower and the Restricted Subsidiaries.

      "PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA or any successor thereto.

      "Pension Plan" shall mean any single-employer plan, as defined in Section 4001(a)(15) of ERISA, which the Borrower, any Subsidiary or any Commonly Controlled Entity maintains, administers, contributes to or is required to contribute to, or under which the Borrower, any Subsidiary or any Commonly Controlled Entity has any liability.

      "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

      "Plan" shall mean at a particular time, any employee benefit plan which is defined in Section 3(2) of ERISA and in respect of which the Borrower or any Subsidiary is, an "employer" as defined in Section 3(5) of ERISA.

      "Pricing Grid" shall mean the pricing grid attached hereto as Annex A.

      "Private Placement Debt" shall mean the $220,000,000 7.53% Senior Secured Notes due December 30, 2010, issued by the Managing General Partner, the Borrower and the Special General Partner pursuant to the Note Agreements.

      "Properties" shall have the meaning ascribed thereto in Section 3.9.

      "Public Partnership" is defined in the preliminary statements hereto.

      "Qualified Capital Stock" shall mean Capital Stock not constituting Disqualified Stock.

      "QFL Note" shall have the meaning ascribed thereto in Section 2.15.

      "Qualified Foreign Lender" shall have the meaning ascribed thereto in Section 2.15.

      "Refinancing" shall mean the refinancing of the 1998 Refunding Credit Agreement.

      "Register" shall have the meaning ascribed thereto in Section 11.6(d).

      "Regulation D, T, U or X" shall mean Regulation D, T, U or X, respectively, of the Board of Governors of the Federal Reserve System as in effect from time to time, or any successor regulation.

      "Release" shall mean any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge, disposal or emission.

      "Reorganization" shall mean with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

      "Replaced Note" shall have the meaning ascribed thereto in Section 2.15(c).

      "Replacement Lender" shall have the meaning ascribed thereto in Section 2.18.

      "Reportable Event" shall mean any of the events set forth in Section 4043(c) of ERISA other than those events for which the notice requirement has been waived under applicable regulations.

      "Required Lenders" shall mean, at any time, Lenders having Term Commitments (or after the Closing Date, Term Loans) and Revolving Credit Commitments (or after the Termination Date, Revolving Credit Loans and Revolving Credit Commitment Percentages of Swingline Loans and LOC Obligations) representing 51% or more of the aggregate of all Term Commitments (or after the Closing Date, Term Loans) and Revolving Credit Commitments (or after the Termination

  Date, Revolving Credit Loans and Revolving Credit Commitment Percentages of Swingline Loans and LOC Obligations) in each case outstanding at such time.

      "Requirement of Law" as to any Person shall mean the articles of organization and by-laws or other organizational or governing documents of such Person (and including, in the case of any Obligor, its Organic Documents), and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority (including, without limitation, the Public Utility Holding Company Act of 1935, as amended, and any of the foregoing relating to employee health and safety or public utilities and any Environmental Law), in each case, applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

      "Resource Conservation and Recovery Act" shall mean the Resource Conservation and Recovery Act, 42 U.S.C. Section 690, et seq., as in effect from time to time.

      "Responsible Officer" shall mean, with respect to a Person, the chairman of the board of directors, the chief executive officer or the president of such Person or, with respect to financial matters, the chief financial officer of such Person; provided that with respect to Notices of Borrowing not exceeding $6,000,000, this definition of "Responsible Officer" shall also include authorized designees of the chairman of the board of directors, the chief executive officer or the president.

      "Restricted Payment" shall mean any payment or other distribution in respect of any partnership interest in the Borrower, except a distribution payable solely in additional partnership interests in the Borrower, and any payment, by the Borrower or a Restricted Subsidiary, on account of the redemption, retirement, purchase or other acquisition of any partnership interest in the Borrower.

      "Restricted Subsidiary" shall mean any wholly owned direct or indirect Subsidiary of the Borrower organized under the laws of the United States or any state thereof or the District of Columbia, none of the Capital Stock or ownership interests of which is owned by Unrestricted Subsidiaries and substantially all of the operating assets of which are located in, and substantially all of the business of which is conducted within the United States and is designated as a Restricted Subsidiary or which shall be designated as a Restricted Subsidiary by the Managing General Partner at a subsequent date; provided, however, that (a) to the extent a newly formed or acquired Subsidiary meeting the foregoing requirements is not declared either a Restricted Subsidiary or an Unrestricted Subsidiary within 90 days of its formation or acquisition, such Subsidiary shall be deemed a Restricted Subsidiary and (b) a Restricted Subsidiary may be designated as an Unrestricted Subsidiary in accordance with the provisions of Section 8.2.14.

      "Revolving Credit Commitment" shall mean, subject to Section 2.23, (a) in the case of each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender's name on Schedule I as such Lender's "Revolving Credit Commitment" and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender's "Revolving Credit Commitment" in the Assignment and Assumption Agreement pursuant to which such Lender assumed a portion of the Total Revolving Credit Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. A Lender's Revolving Credit Commitment shall also include the commitment of such Lender to participate in Letters of Credit and Swingline Loans hereunder as set forth in Sections 2.19 and 2.20 hereof. The initial aggregate amount of the Revolving Credit Commitments is $39,300,000 and may be increased in accordance with the terms of Section 2.23 to $54,300,000.

      "Revolving Credit Commitment Percentage" shall mean, for each Lender having a Revolving Credit Commitment, a fraction (expressed as a percentage) the numerator of which is the

  Revolving Credit Commitment of such Lender at such time and the denominator of which is the Total Revolving Credit Commitment at such time. The initial Revolving Credit Commitment Percentage for each Lender is set forth on Schedule I.

      "Revolving Credit Loans" shall have the meaning ascribed thereto in Section 2.1(b).

      "Revolving Credit Note" shall have the meaning ascribed thereto in Section 2.2(b).

      "Revolving Credit Obligations" shall mean, collectively, the Revolving Credit Loans, the Swingline Loans and the LOC Obligations.

      "SEC" shall mean the Securities and Exchange Commission.

      "SEC Reports" shall mean the reports filed by the Borrower with the SEC on Form 10-K, Form 10-Q or Form 8-K or any successor Form.

      "Secured Parties" shall have the meaning ascribed thereto in the Security Agreement.

      "Security Agreement" shall mean the Security Agreement, dated as of December 11, 1996, made by the Borrower (and each other grantor thereto) in favor of the Trustee, as amended, supplemented, restated or otherwise modified from time to time.

      "Security Documents" shall mean any of the documents securing the Notes.

      "Special General Partner" shall have the meaning ascribed thereto in the preliminary statements hereto and shall include any successor thereto.

      "SPC" shall have the meaning ascribed thereto in Section 11.6(f).

      "Standard & Poor's" shall mean Standard & Poor's Rating Group, a division of The McGraw-Hill Companies, Inc.

      "Standby Letter of Credit" shall have the meaning ascribed thereto in Section 2.1(c).

      "Subsidiary" shall mean with respect to any Person, any corporation, limited liability company, business trust, association, partnership, joint venture or other business entity at least a majority (by number of votes) of the stock of any class or classes (or equivalent interest) of which is at the time owned by such Person or by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, if the holders of the stock of such class or classes (or equivalent interests) (a) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or Persons performing similar functions) of such business entity, even though the right so to vote has been suspended by the happening of such a contingency, or (b) are at the time entitled, as such holders, to vote for the election of the majority of the directors (or Persons performing similar functions) of such business entity, whether or not the right so to vote exists by reason of the happening of a contingency. Unless the context otherwise requires, any reference to a Subsidiary shall mean a Subsidiary of the Borrower.

      "Swingline Availability Period" shall mean the period from and including the Closing Date to, but not including, the Swingline Maturity Date, or such earlier date on which the Revolving Credit Commitments shall terminate as provided herein.

      "Swingline Commitment" shall mean the commitment of the Swingline Lender to make Swingline Loans in an aggregate principal amount at any time outstanding up to the Swingline Committed Amount, as such amount may be reduced from time to time in accordance with the provisions hereof.

      "Swingline Committed Amount" shall mean the amount of the Swingline Lender's Commitment as specified in Section 2.1(d).

      "Swingline Lender" shall mean Credit Suisse First Boston.

      "Swingline Loan" shall mean a swingline revolving credit loan made by the Swingline Lender pursuant to the provisions of Section 2.1(d).

      "Swingline Maturity Date" shall mean the thirtieth (30th) day prior to the Termination Date.

      "Synthetic Lease" shall mean each arrangement, however described, under which the obligor accounts for its interest in the property covered thereby under GAAP as lessee of a lease which is not a capital lease and accounts for its interest in the property covered thereby for Federal income tax purposes as the owner.

      "Synthetic Lease Interest Component" shall mean, with respect to any Person for any period, the portion of rent paid or payable (without duplication) for such period under Synthetic Leases of such Person that would be treated as interest in accordance with Financial Accounting Standards Board Statement No. 13 if such Synthetic Leases were treated as capital leases under GAAP.

      "Synthetic Lease Obligation" shall mean, as to any Person with respect to any Synthetic Lease at any time of determination, the amount of the liability of such Person in respect of such Synthetic Lease that would (if such lease were required to be classified and accounted for as a capital lease on a balance sheet of such Person in accordance with GAAP) be required to be capitalized on the balance sheet of such Person at such time.

      "Synthetic Lease Principal Component" shall mean, with respect to any Person for any period, the portion of rent (exclusive of the Synthetic Lease Interest Component) paid or payable (without duplication) for such period under Synthetic Leases of such Person that was deducted in calculating Consolidated Net Income of such Person for such period.

    "Term Loans" shall have the meaning ascribed thereto in Section 2.1(a).

    "Term Loan Commitment" shall mean, (a) in the case of each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender's name on Schedule I as such Lender's "Term Loan Commitment" and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender's "Term Loan Commitment" in the Assignment and Assumption Agreement pursuant to which such Lender assumed a portion of the Total Term Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. The initial aggregate amount of the Term Loan Commitments is $10,700,000.

    "Term Loan Commitment Percentage" shall mean, for each Lender having a Term Loan Commitment, a fraction (expressed as a percentage) the numerator of which is the Term Loan Commitment of such Lender at such time and the denominator of which is the Total Term Loan Commitment at such time. The initial Term Loan Commitment Percentage for each Lender is set forth on Schedule I.

    "Term Note" shall have the meaning ascribed thereto in Section 2.2(c).

    "Termination Date" shall mean March 31, 2002, or, if such date is not a Business Day, the immediately preceding Business Day; provided, however, that if (a) (1) the Parent Guarantor shall consummate the Montana Power Company acquisition in accordance with the unit acquisition agreement relating thereto (as such agreement is in effect on the date hereof) on or before March 31, 2002, (2) no Event of Default or Default then exists under this Agreement and no "Event of Default" (as such term is defined in the Parent Guaranty) then exists under the Parent Guaranty, and (3) each of the Conditions (as such term is defined in the senior credit facility commitment letter, dated September 20, 2001 (and as in effect on such date), from CSFB to the Parent Guarantor) shall have been satisfied to the satisfaction of CSFB (including each of the conditions set forth in Annex II attached to such letter) or (b) (1) the Borrower shall enter into an amendment hereto (in form and substance satisfactory to the Administrative Agent and the Required Lenders) (i) reducing the amounts of Restricted Payments permitted to be made pursuant clause (ii) of Section 8.2.6(a) during any Fiscal Quarter ending June 30th or December 31st to $2,350,000, and (ii) prohibiting the making of any Restricted Payments otherwise permitted to be made pursuant clause (ii) of Section 8.2.6(a) during any Fiscal Quarter ending March 31st or September 30th, (2) no Event of Default or Default then exists under this Agreement and no "Event of Default" (as such term is defined in the Parent Guaranty) then exists thereunder, and (3) the Borrower shall deliver to the Administrative Agent such opinions of counsel, certificates and other documents relating to such amendment and consents, if any, as are required of the holders of the Private Placement Debt and other Parity Debt as the Administrative Agent may reasonably request (all in form and substance satisfactory to the Administrative Agent), in each case on or before March 31, 2002, then the Termination Date shall mean November 28, 2002 or, if such date is not a Business Day, the immediately preceding Business Day.

    "Total Commitment" shall mean the sum of the Total Revolving Credit Commitment and the Total Term Loan Commitment.

    "Total Credit Exposure" shall mean, on any date, the sum of (a) the Total Revolving Credit Commitment, (b) the Total Term Loan Commitment and (c) the outstanding principal amount of all Term Loans on such date. If the Revolving Credit Commitments have terminated or expired, the Total Credit Exposure shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments.

    "Total Funded Indebtedness to Consolidated Cash Flow Ratio" shall mean, as at any Fiscal Quarter end for the period then ending, the ratio of (a) the sum of (1) consolidated Debt of the Borrower and the Restricted Subsidiaries plus (2) all Capitalized Lease Liabilities of the Borrower and the Restricted Subsidiaries plus (3) all Synthetic Lease Obligations of the Borrower and the Restricted Subsidiaries to (b) Consolidated Cash Flow.

    "Total Revolving Credit Commitment" shall mean the sum of the Revolving Credit Commitments of all Lenders.

    "Total Term Loan Commitment" shall mean the sum of the Term Loan Commitments of all Lenders.

    "Transferee" shall have the meaning ascribed thereto in Section 11.6(g).

    "Trustee" shall mean U.S. Trust Company of Texas, N.A. or any permitted successor under the Intercreditor Agreement.

    "Type" shall mean as to any Loan, its nature as a Revolving Credit Loan, Swingline Loan or a Term Loan, or as an Alternate Base Rate Loan or a Eurodollar Loan, or both, as the context may require.

    "UCP" shall have the meaning ascribed thereto in Section 2.19(h).

    "United States" or "U.S." shall mean the United States of America, its fifty States and the District of Columbia.

    "Unrestricted Subsidiary" shall mean any Subsidiary of the Borrower other than a Restricted Subsidiary.

    "Welfare Plan" shall mean a "welfare plan", as such term is defined in section 3(1) of ERISA.

    1.2  Other Definitional Provisions  (a) Unless otherwise specified therein, all terms defined in this Agreement shall have their respective defined meanings when used in the Notes or any certificate or other document made or delivered pursuant hereto.

    (b) As used herein, in the Notes and in any certificate or other document made or delivered pursuant hereto, accounting terms relating to the Borrower or any Subsidiary not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP.

    (c) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

    (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

    (e) The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "or" shall not be exclusive. The word "will" shall be construed to have the same meaning and effect as the word "shall".

    (f)  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, and (iii) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

    (g) The Intercreditor Agreement, the Note Agreements and the Security Agreement contain references to certain sections of the Credit Agreement. In order to conform such references to the comparable Sections of this Agreement, Sections 2.6, 2.19, 2.14(a), 2.16, 2.14(b) and 2.15 of this Agreement shall also be deemed to be Sections 3.1, 4.7, 5.3, 5.4, 5.5 and 5.6 respectively, of this Agreement.

ARTICLE 2. AMOUNT AND TERMS OF COMMITMENTS

    2.1  Commitments.  (a) Term Loans. On the Closing Date, subject to the terms and conditions hereof, each Lender having a Term Loan Commitment severally agrees to make term loans ("Term Loans") to the Borrower in an aggregate principal amount at any one time outstanding not to exceed such Lender's respective Term Loan Commitment, which (i) may, at the option of the Borrower, be incurred and maintained as, or converted into, Alternate Base Rate Loans or Eurodollar Loans; provided that all Term Loans made by each Lender pursuant to the same Type of Loan shall, at any one time, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type, and (ii) may be repaid in accordance with the provisions hereof, but once repaid, may not be reborrowed. No Lender shall be permitted or required to make any Term Loan if after giving effect thereto:

    (x) the aggregate outstanding principal amount of Term Loans made by such Lender would exceed such Lender's Term Loan Commitment; or

    (y) the aggregate outstanding principal amount of the Term Loans made by all the Lenders would exceed the Total Term Loan Commitment.

    (b) Revolving Credit Loans. Subject to the terms and conditions hereof, each Lender having a Revolving Credit Commitment severally agrees to make revolving credit loans ("Revolving Credit Loans") to the Borrower from time to time during the Availability Period in an aggregate principal amount at any one time outstanding not to exceed such Lender's Revolving Credit Commitment, which

(i) may, at the option of the Borrower, be incurred and maintained as, or converted into, Alternate Base Rate Loans or Eurodollar Loans; provided that all Revolving Credit Loans made by each Lender pursuant to the same Type of Loan shall, at any one time, unless otherwise specifically provided herein, consist entirely of Revolving Credit Loans of the same Type, and (ii) may be repaid and reborrowed in accordance with the provisions hereof. No Lender shall be permitted or required to make any Revolving Credit Loan if after giving effect thereto:

    (x) the aggregate outstanding principal amount of Revolving Credit Loans made by such Lender would exceed such Lender's Revolving Credit Commitment; or

    (y) the sum of the aggregate outstanding principal amount of the Revolving Credit Loans made by all the Lenders plus the aggregate outstanding LOC Obligations plus the aggregate outstanding principal amount of Swingline Loans would exceed the Total Revolving Credit Commitment.

    No Revolving Credit Loan shall be made as or converted into a Eurodollar Loan after the day that is one month prior to the Termination Date.

    (c) Letters of Credit. Subject to the terms and conditions hereof and of the LOC Documents, if any, and such other terms and conditions which the Issuing Lender may reasonably require, the Issuing Lender shall issue, and the Lenders having Revolving Credit Commitments shall participate severally in, such irrevocable standby letters of credit ("Standby Letters of Credit") or commercial documentary letters of credit ("Commercial Letters of Credit"), in either case issued for the account of the Borrower, as the Borrower may request from time to time during the Availability Period, in form reasonably acceptable to the Issuing Lender, for the purpose hereinafter set forth; provided, that (i) the aggregate amount of LOC Obligations shall not exceed FIFTEEN MILLION DOLLARS ($15,000,000) at any time, (the "LOC Committed Amount"), (ii) with regard to the Lenders having Revolving Credit Commitments collectively, the aggregate principal amount of Revolving Credit Obligations at any time shall not exceed the Total Revolving Credit Commitment, (iii) with regard to each Lender having a Revolving Credit Commitment individually, such Lender's Revolving Commitment Percentage of Revolving Credit Obligations at any time shall not exceed such Lender's Revolving Credit Commitment and (iv) Letters of Credit issued hereunder shall have an expiry date not beyond the date five (5) Business Days prior to the Termination Date.

    (d) Swingline Loans. Subject to the terms and conditions hereof, the Swingline Lender agrees to make swingline loans (the "Swingline Loans") to the Borrower from time to time during the Swingline Availability Period; provided that (i) the aggregate principal amount of Swingline Loans shall not exceed FIVE MILLION DOLLARS ($5,000,000) (the "Swingline Committed Amount"), (ii) with regard to the Lenders collectively, the aggregate principal amount of Revolving Credit Obligations at any time shall not exceed the Total Revolving Credit Commitment and (iii) with regard to each Lender individually, such Lender's Revolving Commitment Percentage of Revolving Credit Obligations at any time shall not exceed such Lender's Revolving Credit Commitment. Swingline Loans shall consist of Alternate Base Rate Loans and may be repaid and reborrowed in accordance with the provisions hereof.

    2.2  Notes  (a) Loans made by each Lender shall be evidenced by one or more promissory notes of the Borrower. In such event, the Borrower shall prepare, execute and deliver such promissory notes as set forth in clauses (b) and (c) below.

    (b) Revolving Credit Loans made by such Lender shall be evidenced by one or more promissory notes of the Borrower, each substantially in the form attached hereto as Exhibit A-1, with appropriate insertions as to payee, date and principal amount (a "Revolving Credit Note"), payable to the order of such Lender and in a principal amount equal to the initial Revolving Credit Commitment of such Lender. Each Lender is hereby authorized to record the date, Type and amount of each Loan made by it, each continuation thereof, each conversion of all or a portion thereof to another Type, the date and amount of each payment or prepayment of principal thereof and, in the case of Eurodollar Loans, the length of each Interest Period with respect thereto, on the schedule annexed to and constituting a part of its Revolving Credit Note, and any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded absent manifest error. Each Revolving Note shall (i) be dated the Closing Date, (ii) be stated to mature on the Termination Date and (iii) provide for the payment of interest in accordance with Section 2.9.

    (c) Term Loans made by such Lender shall be evidenced by one or more promissory notes of the Borrower, each substantially in the form attached hereto as Exhibit A-2, with appropriate insertions as to payee, date and principal amount (a "Term Note"), payable to the order of such Lender and in a principal amount equal to the initial Term Loan Commitment of such Lender. Each Lender is hereby authorized to record the date, Type and amount of each Loan made by it, each continuation thereof, each conversion of all or a portion thereof to another Type, the date and amount of each payment or prepayment of principal thereof and, in the case of Eurodollar Loans, the length of each Interest Period with respect thereto, on the schedule annexed to and constituting a part of its Term Note, and any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded absent manifest error. Each Note shall (i) be dated the Closing Date, (ii) be stated to mature on the Termination Date and (iii) provide for the payment of interest in accordance with Section 2.9.

    (d) Neither (i) the Borrower's failure to issue a Revolving Credit Note or a Term Note, nor (ii) any Lender's failure to make one or more notations thereon in the manner authorized hereby shall impair in any way the Borrower's (or any other Person's) Obligations, or such Lender's rights with respect thereto.

    2.3  Procedure for Borrowings.  The Borrower may borrow Term Loans on the Closing Date; provided that the Borrower shall give the Administrative Agent an irrevocable notice substantially in the form of Exhibit B-1 (which notice must be received by the Administrative Agent prior to 12:00 p.m., New York City time, (a) three Business Days prior to the requested Borrowing Date, if all or any part of the requested Term Loans are to be Eurodollar Loans, or (b) one Business Day prior to the requested Borrowing Date, if none of the requested Loans are to be Eurodollar Loans), specifying (i) that a Term Loan is requested, (ii) the aggregate amount to be borrowed, (iii) the requested Borrowing Date (which shall be the Closing Date), (iv) whether the borrowing is to be of Eurodollar Loans, Alternate Base Rate Loans or a combination thereof, (iv) if the borrowing is to be entirely or partly of Eurodollar Loans, the amounts of such Eurodollar Loans and the lengths of the initial Interest Periods therefor and (v) the number and the location of the account to which the proceeds are to be disbursed. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Lender thereof. Each Lender will make the amount of its pro rata share of each borrowing available to the Administrative Agent for the account of the Borrower at the office of the Administrative Agent specified in Section 11.2 prior to 11:00 a.m., New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent in the manner specified by the Borrower in such Notice of Borrowing in the aggregate of the amounts made available to the Administrative Agent by the Lenders and in like funds as received by the Administrative Agent. If the Borrower fails to indicate the initial Interest Periods in such notice, the Interest Period shall be one month.

    (b) The Borrower may borrow Revolving Credit Loans during the Availability Period on any Business Day; provided that the Borrower shall give the Administrative Agent an irrevocable notice substantially in the form of Exhibit B-1 (which notice must be received by the Administrative Agent prior to 12:00 p.m., New York City time, (a) three Business Days prior to the requested Borrowing Date, if all or any part of the requested Revolving Credit Loans are to be Eurodollar Loans, or (b) one Business Day prior to the requested Borrowing Date, if none of the requested Loans are to be Eurodollar Loans), specifying (i) that a Revolving Credit Loan is requested, (ii) the amount to be borrowed, (iii) the requested Borrowing Date, (iv) whether the borrowing is to be of Eurodollar Loans, Alternate Base Rate Loans or a combination thereof, (v) if the borrowing is to be entirely or partly of Eurodollar Loans, the amounts of such Eurodollar Loans and the lengths of the initial Interest Periods therefor and (vi) the number and the location of the account to which the proceeds are to be disbursed. Each such borrowing shall be in an amount equal to (x) in the case of Alternate Base Rate Loans, $1,000,000 or a whole multiple of $500,000 in excess thereof (or, if the unused portion of the Commitments is less than $1,000,000, such lesser amount) and (y) in the case of Eurodollar Loans, $3,000,000 or a whole multiple of $1,000,000 in excess thereof. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Lender thereof. Each Lender will make the amount of its pro rata share of each borrowing available to the Administrative Agent for the account of the Borrower at the office of the Administrative Agent specified in Section 11.2 prior to 11:00 a.m., New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent in the manner specified by the Borrower in such Notice of Borrowing in the aggregate of the amounts made available to the Administrative Agent by the Lenders and in like funds as received by the Administrative Agent. If the Borrower fails to indicate the initial Interest Periods in such notice, the Interest Period shall be one month.

    (c) The Borrower may request the issuance or extension of Letters of Credit during the Availability Period on any Business Day; provided that the Borrower shall give the Issuing Lender, with a copy to the Administrative Agent, an irrevocable notice substantially in the form of Exhibit B-2 (a "Notice of Request") for a Letter of Credit (which notice must be received by the Administrative Agent prior to 12:00 p.m., New York City time, three Business Days prior to the date of the requested issuance or extension or such shorter period as may be agreed to by the Issuing Lender). Each such Notice for Request shall specify, among other things, (i) that a Letter of Credit is requested, (ii) the date of the requested issuance or extension, (iii) the type, amount, expiry date and terms on which the Letter of Credit is to be issued or extended, and (iv) the beneficiary.

    (d) The Borrower may borrow Swingline Loans during the Swingline Availability Period on any Business Day; provided that the Borrower shall give the Swingline Lender, with a copy to the Administrative Agent, an irrevocable notice substantially in the form of Exhibit B-3 (which notice must be received by the Administrative Agent prior to 2:00 p.m., New York City time, on the requested Borrowing Date), specifying (i) that a Swingline Loan is requested, (ii) the amount to be borrowed, (iii) the requested Borrowing Date and (iv) the number and the location of the account to which the proceeds are to be disbursed. Each such borrowing shall be in an amount equal to $1,000,000 or a whole multiple of $250,000 in excess thereof (or, if the unused portion of the Swingline Commitments is less than $1,000,000, such lesser amount). The Swingline Lender will make the amount of such Swingline Loan available to the Borrower on the Borrowing Date requested by the Borrower, in immediately available funds.

    2.4  Fees.  (a) Commitment Fee.  The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee (each a "Commitment Fee"), which shall accrue at the Applicable Margin with respect to the Commitment Fee on the daily amount, if any, of the Revolving Credit Commitment of such Lender in excess of the sum of the aggregate principal amount of such Lender's Revolving Credit Loans (and Swingline Loans) then outstanding plus such Lender's Revolving

Credit Commitment Percentage of the actual daily maximum amount available to be drawn under each Letter of Credit then outstanding during the period from and including the Closing Date to but excluding the date on which such Commitment terminates. Accrued Commitment Fees shall be payable in arrears on the last Business Day of March, June, September and December of each year and on the date on which the Revolving Credit Commitment terminates, commencing on the first such date to occur after the date hereof. All Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computation of the Commitment Fee, Swingline Loans shall not be counted toward or considered usage under the Revolving Credit Commitment of any Revolving Lender other than the Swingline Lender.

    (b) Letter of Credit Issuance Fees. In consideration of the issuance of Letters of Credit hereunder, the Borrower promises to pay to the Administrative Agent for the account of each Lender having a Revolving Credit Commitment a fee (the "Letter of Credit Fee") on such Lender's Revolving Credit Commitment Percentage of the actual daily maximum amount available to be drawn under each outstanding Letter of Credit computed at a per annum rate for each day from the date of issuance to the date of expiration (including the first day but excluding the last day) equal to the Applicable Margin for Revolving Credit Loans which are Eurodollar Loans. The Letter of Credit Fee shall be payable in arrears on the last Business Day of March, June, September and December of each year (or portion thereof) beginning with the first such date to occur after the Closing Date and on the Termination Date.

    (c) Issuing Lender's Fees. The Borrower agrees to pay to the Issuing Lender, for its own account as Issuing Lender, such fees and expenses when due as are separately agreed to between the Issuing Lender and the Borrower.

    (d) Administrative Agent's Fee. The Borrower agrees to pay on the Closing Date to the Administrative Agent, for its own account for services rendered by the Administrative Agent, an administrative fee equal to $25,000.

    (e) Participation Fee. The Borrower agrees to pay on the Closing Date to each Co-Arranger a participation fee equal to 0.65% of such Co-Arranger's Total Commitment (prior to giving effect to any reduction thereof pursuant hereto).

    (f)  Structuring Fee. The Borrower agrees to pay on the Closing Date to each Co-Arranger a structuring fee equal to 3.33333% of each Co-Arranger's Total Commitment (prior to giving effect to any reduction thereof pursuant hereto) minus the amount of such Co-Arranger's participation fee pursuant to Section 2.4(e).

    (g) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for the benefit of the parties entitled thereto. Fees paid shall not be refundable under any circumstances.

    2.5  Optional and Mandatory Termination or Reduction; Maturity  The Term Loan Commitments shall terminate on the Closing Date. Unless previously terminated, the aggregate amount of the Revolving Credit Commitments shall terminate on the Termination Date.

    (b) The Borrower shall have the right, upon not less than three Business Days' notice (if any Eurodollar Loans are outstanding at such time) or two Business Days' notice (otherwise) to the Administrative Agent, (i) to terminate the Revolving Credit Commitments if no Revolving Credit Obligations are then outstanding or (ii) from time to time, to reduce the aggregate amount of the Revolving Credit Commitments in excess of the sum of the aggregate principal amount of the Revolving Credit Obligations then outstanding. Any such reduction shall be in an amount equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof and shall reduce permanently the Revolving Credit Commitments then in effect. The Administrative Agent agrees promptly to notify the

Lenders of any notice of reduction or termination received by the Administrative Agent. Each reduction of the Revolving Credit Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Credit Commitments.

    (c) The Revolving Credit Commitments shall be reduced by an amount equal to any amount required as a mandatory prepayment of Swingline Loans or Revolving Credit Loans pursuant to Section 2.6(d) (whether or not any such Loans shall then be outstanding).

    (d) The principal amount of all Term Loans and Revolving Credit Loans shall be due and payable on the Termination Date. The principal amount of all Swingline Loans shall be due and payable on the Swingline Maturity Date.

    2.6  Optional and Mandatory Prepayments.  (a) Subject to Section 2.16, the Borrower may, at any time and from time to time, prepay the Loans, in whole or in part, without premium or penalty, upon at least three Business Days' irrevocable written notice (in the case of Eurodollar Loans), or one Business Day's irrevocable written notice (in the case of Alternate Base Rate Loans), to the Administrative Agent, specifying the date and amount of prepayment and whether the prepayment is of Revolving Credit Loans or Term Loans or a combination thereof, with respect to each such type of Loan, whether such prepayment is of Eurodollar Loans, Alternate Base Rate Loans or a combination thereof, and, in each case if of a combination thereof, the amount allocable to each. In the case of a partial prepayment, such prepayment shall be in an amount of not less than (i) $3,000,000 or in integral multiples of $1,000,000 (in the case of Eurodollar Loans); (ii) $1,000,000 or in integral multiples of $500,000 (in the case of Alternate Base Rate Loans); and (iii) $1,000,000 or in integral multiples of $250,000 (in the case of Swingline Loans). If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (x) any amounts payable pursuant to Section 2.16, (y) with respect to Eurodollar Loans, accrued interest to such date on the amount prepaid and (z) any outstanding fees and expenses then due and owing with respect to the amount prepaid. Partial prepayments and optional prepayments of the Revolving Credit Loans shall be applied to such Revolving Credit Loans but shall not reduce the Revolving Credit Commitments unless the Borrower so specifies in its written notice to the Administrative Agent.

    (b) The Borrower shall, subject to the provisions of Section 8.2.8(b), within five Business Days after receipt by the Borrower or any Subsidiary of the Net Cash Proceeds of any Asset Sales (or if committed to be expended within 365 days, after such 365 days if not so expended), make a mandatory prepayment of the Loans, the Private Placement Debt and the Parity Debt pro rata in an amount equal to the Net Cash Proceeds of such Asset Sales not so expended.

    (c) The Borrower shall, within five Business Days of receipt, apply 100% of the net proceeds of insurance and condemnation awards after payment of costs and expense and associated taxes (not applied to the restoration or replacement of like kind assets within 365 days) over an aggregate of $2,500,000 in any Fiscal Year to prepay the Loans, and if and to the extent required by the express terms thereof the Private Placement Debt and the Parity Debt pro rata (taking into account any premiums that may be due).

    (d) Mandatory prepayments of the Loans pursuant to clause (b) or (c) above shall be applied first to the prepayment of outstanding Term Loans, then to the prepayment of outstanding Swingline Loans, then to the prepayment of outstanding Revolving Credit Loans, and then to the prepayment of outstanding LOC Obligations, such mandatory prepayment that is applied to the LOC Obligations to be held as cash collateral therefor pursuant to the terms of Section 2.19.

    (e) The Borrower shall prepay the Revolving Credit Obligations as and to the extent required pursuant to Section 8.1.10.

    (f)  Each prepayment of Eurodollar Loans pursuant to this Section 2.6 shall be accompanied by payment in full of all accrued interest thereon, to and including the date of such prepayment, together with any additional amounts owing pursuant to Section 2.16 and any outstanding fees and expenses due and owing with respect to the amount prepaid.

    (g) If at any time the aggregate principal amount of Swingline Loans shall exceed the Swingline Commitment, the Borrower shall immediately make payment on the Swingline Loans in an amount sufficient to eliminate the excess.

    2.7  Interest Rate Conversion and Continuation Options.  (a) The Borrower may elect from time to time to convert Eurodollar Loans of one Type of Loan to Alternate Base Rate Loans of the same Type of Loan by giving the Administrative Agent prior irrevocable notice of such election substantially in the form of Exhibit B-4 (a "Notice of Interest Rate Conversion") (which notice must be received by the Administrative Agent by at least 12:00 p.m., New York City time, three Business Days prior to such election); provided that any such conversion of Eurodollar Loans may be made only on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert Alternate Base Rate Loans of one Type of Loan (other than a Swingline Loan) to Eurodollar Loans of the same Type of Loan by giving the Administrative Agent prior irrevocable notice of such election (which notice must be received by the Administrative Agent by at least 12:00 p.m., New York City time, three Business Days prior to such election). Any such Notice of Interest Rate Conversion to Eurodollar Loans shall specify the length of the initial Interest Period or Interest Periods therefor. Upon receipt of any such notice, the Administrative Agent shall promptly notify each Lender thereof. All or any part of the outstanding Eurodollar Loans and Alternate Base Rate Loans may be converted as provided herein; provided that (i) no Loan may be converted into a Eurodollar Loan when any Default has occurred and is continuing, (ii) no Revolving Credit Loan may be converted into a Eurodollar Loan after the date that is one month prior to the Termination Date, (iii) no Term Loan may be converted into a Eurodollar Loan after the date that is one month prior to the Termination Date, (iv) no Swingline Loan may be converted into a Eurodollar Loan, and (v) such conversion shall be in an amount equal to $3,000,000 or a whole multiple of $1,000,000 in excess thereof (or, if the unused portion of the Commitments is less than $3,000,000, such lesser amount).

    (b) Any Eurodollar Loans may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving notice to the Administrative Agent, in accordance with the applicable provisions of the term "Interest Period" set forth in Section 1.1 of the length of the next Interest Period to be applicable to such Loans; provided that (i) no Eurodollar Loan may be continued as such when any Default has occurred and is continuing, (ii) no Eurodollar Loan which is a Revolving Credit Loan may be continued as a Eurodollar Loan after the date that is one month prior to the Termination Date and then in effect, and (iii) no Eurodollar Loan which is a Term Loan may be continued as a Eurodollar Loan after the date that is one month prior to the Termination Date then in effect; provided, further, that if the Borrower shall fail to give any required notice as described above in this paragraph, or if such continuation is not permitted pursuant to the preceding proviso, such Loans shall be automatically converted to Alternate Base Rate Loans on the last day of such then expiring Interest Period. The Administrative Agent agrees to notify the Lenders of any notice of continuation referred to herein received by the Administrative Agent.

    2.8  Maximum Amounts of Eurodollar Tranches.  All borrowings, conversions and continuations of Loans hereunder and all selections of Interest Periods hereunder shall be in such amounts and shall be made pursuant to such elections so that, after giving effect thereto, the aggregate principal amount of the Loans comprising each Eurodollar Tranche shall be equal to $3,000,000 or a whole multiple of $1,000,000 in excess thereof. There shall not be more than ten Eurodollar Tranches at any one time outstanding.

    2.9  Interest Rates; Default Rate Payment Dates.  (a) Each Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for the first day of such Interest Period (subject to daily adjustments, if any, required by changes in the Eurodollar Reserve Requirements) plus the Applicable Margin then in effect for such Type of Loans.

    (b) Each Alternate Base Rate Loan shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin then in effect for such Type of Loans.

    (c) If an Event of Default has occurred and is continuing, the Loans shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% from the date of occurrence of such Event of Default until the date such Event of Default is cured or waived (after as well as before judgment). In addition, should any interest on such Loans or any Commitment Fees or other amount (other than principal) payable hereunder not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (to the extent permitted by law in the case of interest on interest) at a rate per annum as determined pursuant to the preceding sentence, in each case, from the date of such non-payment until such amount is paid in full (after as well as before judgment).

    (d) Interest shall be payable in arrears on each Interest Payment Date; provided that interest accruing pursuant to Section 2.9(c) shall be payable from time to time on demand.

    2.10  Computation of Interest.  (a) The Alternate Base Rate interest (when calculated based upon the prime rate) shall be calculated on the basis of a 365/366 day year and all other interest shall be calculated on the basis of a 360-day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders of each determination of a Eurodollar Rate. Any change in the interest rate on a Loan resulting from a change in the Alternate Base Rate, the Eurodollar Reserve Requirements or the Applicable Margin shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall, as soon as practicable, notify the Borrower and the Lenders of the effective date and the amount of each such change in interest rate.

    (b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent, at the request of the Borrower, shall deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.10(a).

    2.11  Inability to Determine Interest Rate.  If prior to the first day of any Interest Period:

    (a) the Administrative Agent shall have reasonably determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or

    (b) the Administrative Agent shall have received notice from the Required Lenders that the Eurodollar Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining its affected Loans during such Interest Period, the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the Lenders as soon as practicable thereafter. If such notice is given, (x) any Eurodollar Loans requested to be made on the first day of such Interest Period shall be made as Alternate Base Rate Loans, (y) any Loans that were to have been converted on the first day of such Interest Period to Eurodollar Loans shall be continued as Alternate Base Rate Loans and (z) any outstanding Eurodollar Loans shall be converted, on the first day of such Interest Period, to Alternate Base Rate Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurodollar Loans shall be made or continued as such, nor shall the Borrower have the right to convert Alternate Base Rate Loans to Eurodollar Loans.

    2.12  Pro Rata Treatment and Payments; Funding Reliance.  (a) Each borrowing by the Borrower of Revolving Credit Loans from the Lenders hereunder, each payment by the Borrower on account of any Commitment Fee hereunder and any reduction of the Revolving Credit Commitments of the Lenders shall be made pro rata according to the respective Revolving Credit Commitment Percentages of the Lenders. Each borrowing by the Borrower of Term Loans from the Lenders hereunder and any reduction of the Term Loan Commitments of the Lenders shall be made pro rata according to the respective Term Loan Commitment Percentages of the Lenders. Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Loans of any one Type shall (except as may be required as a result of Section 2.16) be made pro rata according to the respective outstanding principal amounts of the Loans of such Type then held by the Lenders. All payments (including prepayments) to be made by the Borrower hereunder and under the Notes, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Administrative Agent's office specified in Section 11.2, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the Eurodollar Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal and interest thereon, shall be payable at the then applicable rate during such extension.

    (b) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make available to the Administrative Agent the amount that would constitute its applicable Commitment Percentage of such borrowing, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If the Administrative Agent makes such amount available to the Borrower and if such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average Federal Funds Rate for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such borrowing. If such Lender's applicable Commitment Percentage of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days of such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to the applicable Loan, on demand, from the Borrower. The obligations of the Lenders hereunder are several and no Lender shall be responsible for any other Lender's failure to make Loans as required hereunder.

    2.13  Illegality.  Notwithstanding any other provision herein, if the adoption of or any change in any Requirement of Law after the date hereof or in the interpretation or application thereof shall make it unlawful for any Lender to make or maintain Eurodollar Loans as contemplated by this Agreement, (a) the commitment of such Lender hereunder to make Eurodollar Loans, continue Eurodollar Loans as such and convert Alternate Base Rate Loans to Eurodollar Loans shall forthwith be suspended until such condition shall cease to exist and (b) such Lender's Loans then outstanding as Eurodollar Loans, if any, shall be converted automatically to Alternate Base Rate Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by law. If any such conversion of a Eurodollar Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower shall pay to such Lender such amounts, if any, as may be required pursuant to Section 2.16.

    2.14  Requirements of Law.  (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made (in each case) subsequent to the date hereof:

  (i)
  shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement, its Notes, any Eurodollar Loan, any Letter of Credit or any Lender's participation therein, any LOC Documents, or its obligation to make Eurodollar Loans, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes covered by Section 2.15 and changes in the rate of tax on the overall net income of such Lender);

  (ii)
  shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender which is not otherwise included in the determination of the Eurodollar Rate hereunder; or

  (iii)
  shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender, by an amount which such Lender reasonably deems to be material, of making, converting into, continuing or maintaining Eurodollar Loans or any Letter of Credit or LOC Document, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable. If any Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall promptly notify the Borrower through the Administrative Agent, of the event by reason of which it has become so entitled. A certificate as to any additional amounts payable pursuant to this Section submitted by such Lender through the Administrative Agent to the Borrower shall be in writing and accompanied by calculations in reasonable detail demonstrating the basis for such Lender's claim and shall be considered conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Obligations hereunder.

    (b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority in each case made subsequent to the date hereof has or shall have the effect of reducing the rate of return on such Lender's or the corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor accompanied by calculations in reasonable detail demonstrating the basis for such Lender's claims, the Borrower shall pay to such Lender the additional amount or amounts as will compensate such Lender for such reduction. This covenant shall survive the termination of this Agreement and the payment of the Obligations hereunder.

    2.15  Taxes.  (a) Any and all payments made by the Borrower to or for the account of the Administrative Agent or any Lender under this Agreement, the Notes or the other Loan Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, and all liabilities with respect thereto, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding net income taxes, gross income taxes (imposed in lieu of net income taxes) and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender by a jurisdiction under the Laws of which such Lender or its applicable lending office, or the Administrative Agent, as the case may be, is organized or maintained. If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions, withholdings or liabilities ("Non-Excluded Taxes") are required to be deducted or withheld from or in respect of any amounts payable to the Administrative Agent or any Lender hereunder or under the Notes, (i) the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary, so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.15), the Administrative Agent or such Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law; provided that the Borrower shall not be required to increase any such amounts payable to any Lender if such Lender fails to comply with the applicable requirements of paragraph (b) of this Section. Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly as possible thereafter, the Borrower shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt received by the Borrower showing payment thereof. The Borrower agrees to indemnify and hold harmless each Lender and the Administrative Agent from the full amount of Non-Excluded Taxes (including, without limitation, any such taxes imposed or asserted by any jurisdiction on amounts payable under this Section 2.15) paid or incurred by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. The covenants in this Section shall survive the termination of this Agreement and the payment of the Notes and payment of the Obligations hereunder.

    (b) Each Lender shall:

  (i)
  deliver to the Borrower and the Administrative Agent (A) in the case of a Lender that is not incorporated under the laws of the United States or any state thereof, either (x) two duly completed copies of United States Internal Revenue Service Form W-8BEN or W-8ECI, as applicable, or successor applicable forms, as the case may be, or, (y) if such Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code and intends to claim exemption from U.S. Federal withholding tax under Section 871(h) or Section 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8BEN, or any subsequent versions thereof or successors thereto together with a certificate executed by such Lender representing that (1) such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10 percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code), and claiming complete exemption from U.S. Federal withholding tax on payments of interest by the Borrower under this Agreement, the Notes and the other Loan Documents and (2) the Lender has received in replacement of any Note held by or assigned to it, a QFL Note in accordance with Section 2.15(c), and (B) in the case of any other Lender, an Internal Revenue Service Form W-9, as applicable, or successor applicable form, as the case may be;

  (ii)
  deliver to the Borrower and the Administrative Agent two further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Borrower; and

  (iii)
  obtain such extensions of time for filing and complete such forms or certifications as may reasonably be requested by the Borrower or the Administrative Agent;

unless in any such case an event (including, without limitation, any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders such form inapplicable or which would prevent such Lender from duly completing and delivering any such form with respect to it and such Lender so advises the Borrower and the Administrative Agent. Such Lender shall certify (i) in the case of a Form W-8BEN or W-8ECI, as applicable, that it is entitled to receive payments under this Agreement at a reduced rate of withholding, or without deduction or withholding, as the case may be, of any United States federal income taxes and (ii) in the case of a Form W-9, that it is entitled to an exemption from United States backup withholding tax. Each Person that shall become a Lender or a Participant pursuant to Section 11.6 shall, upon the effectiveness of the related transfer, be required to provide all the applicable forms and statements required pursuant to this Section; provided that, in the case of a Participant, such Participant shall furnish all such required forms and statements to the Lenders from which the related participation shall have been purchased.

    (c) Any Lender that is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code and satisfies the requirements of Section 2.15(b)(i)(A)(y) (a "Qualified Foreign Lender") shall, upon receipt of the written request of the Administrative Agent or the Borrower and may, upon its own written request to the Administrative Agent, exchange any Note held by or assigned to it for a qualified foreign lender note (a "QFL Note"). A QFL Note shall be in the form of the applicable Note being exchanged, but shall contain the following legend, "This Note is a QFL Note, and as such, ownership of the obligation represented by such QFL Note may be transferred only in accordance with Section 2.15 of the Credit Agreement." Any QFL Note issued in replacement of any existing Note pursuant to this Section 2.15(c) shall be (i) dated the Closing Date, (ii) issued in the name of the entity in whose name such existing Note was issued and (iii) issued in the same principal amount as such existing Note. Any Note replaced pursuant to this Section is sometimes referred to herein as a "Replaced Note".

    (d) The Borrower agrees that, upon the request of, or delivery of a request to, a Qualified Foreign Lender pursuant to paragraph (c) of this Section, it shall execute and deliver a QFL Note to the Administrative Agent in replacement of the Replaced Note surrendered in connection with such request conforming to the requirements of this paragraph. Each Qualified Foreign Lender shall surrender its Note in connection with any replacement pursuant to this Section 2.15. Upon receipt by the Administrative Agent, in connection with any replacement, of a QFL Note and the existing Note to be replaced by such QFL Note in accordance with this paragraph, the Administrative Agent shall forward the QFL Note to the Lender which has surrendered its Note for replacement by such QFL Note and shall forward the surrendered Note to the Borrower marked "canceled". Once issued, QFL Notes (i) shall be deemed to and shall be "Notes" for all purposes under the Loan Documents, (ii) may not be exchanged for Notes which are not QFL Notes, notwithstanding anything to the contrary in the Loan Documents and (iii) shall at all times thereafter be QFL Notes, including, without limitation, following any transfer or assignment thereof.

    (e) Notwithstanding anything to the contrary in the Loan Documents, the QFL Notes are registered obligations as to both principal and interest with the Borrower and transfer of the obligations underlying such QFL Note may be effected only by surrender of the QFL Note to the Borrower and either reissuance by the Borrower of such QFL Note to the transferee or issuance by the Borrower of a new QFL Note to the transferee. A QFL Note shall only evidence the Lender's or an assignee's right, title and interest in and to the related obligation, and in no event is a QFL Note to be considered a bearer instrument or obligation. This Section 2.15 shall be construed so that the obligations underlying the QFL Notes are at all times maintained in "registered form" within the meaning of Sections 871(h)(2) and 881(c)(2) of the Code.

    2.16  Indemnity.  The Borrower agrees to indemnify each Lender and to hold each Lender harmless from any loss or expense which such Lender may sustain or incur as a consequence of (a) default by the Borrower in payment when due of the principal amount of or interest on any Eurodollar Loan, (b) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same, (c) default by the Borrower in making any prepayment after the Borrower has given a notice thereof or (d) the making of a prepayment or conversion of Eurodollar Loans on a day which is not the last day of an Interest Period with respect thereto, including, without limitation, in each case, any such loss or expense arising from the redeployment of funds obtained by it or from fees payable to terminate the deposits from which such funds were obtained. This covenant shall survive the termination of this Agreement and the payment of the Obligations hereunder.

    2.17  Discretion of Lender as to Manner of Funding.  Notwithstanding any other provisions of this Agreement (but subject to Section 2.18), each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood that for the purposes of this Agreement all determinations hereunder shall be made assuming each Lender had actually funded and maintained each Eurodollar Loan through the purchase of deposits of Dollars in the London interbank market having a maturity corresponding to each Loan's Interest Period and bearing an interest rate equal to the Eurodollar Rate for such Interest Period.

    2.18  Change of Lending Office; Replacement Lender.  (a) Each Lender agrees that if it makes any demand for payment under Section 2.14 or Section 2.15 or if any adoption or change of the type described in Section 2.13 shall occur with respect to it, such Lender will use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions and so long as such efforts would not be disadvantageous to it as determined in its sole discretion) to designate a different lending office if the making of such a designation would reduce or obviate the need for the Borrower to make payments under Section 2.14 or Section 2.15, or would eliminate or reduce the effect of any adoption or change described in Section 2.13.

    (b) In determining the amount of any claim for reimbursement or compensation hereunder, each Lender will use reasonable methods of calculation consistent with such methods customarily employed by such Lender in similar situations.

    (c) Each Lender will notify the Borrower and the Administrative Agent of any event giving rise to a claim under Sections 2.13, 2.14, 2.15 or 2.16 promptly after the occurrence thereof, which notice shall be accompanied by a certificate of such Lender setting forth in reasonable detail the circumstances of such claim.

    (d) If any Lender, other than (in its capacity as a Lender) the Administrative Agent (an "Affected Lender"), seeks payment or indemnification from the Borrower pursuant to Section 2.14 or Section 2.15(a) (without prejudice to any amounts then due to such Lender under such Sections) that are not applicable to all Lenders, then the Borrower may designate another Lender or another bank or financial institution acceptable to the Administrative Agent to assume, in accordance with Section 11.6, all (but not less than all) the Commitments, Loans and other rights and obligations of such Affected Lender hereunder (a "Replacement Lender"), in each case, on a date mutually acceptable to the Replacement Lender, the Affected Lender, the Borrower and the Administrative Agent, without recourse upon, warranty by, or expense to, such Affected Lender or the Administrative Agent, for a purchase price equal to the outstanding principal amount of the Loans of such Affected Lender plus all interest accrued thereon and all other amounts owing to such Affected Lender hereunder, or such other purchase price as may be mutually agreed upon between the Affected Lender and the Replacement Lender, upon such assumption and purchase by the Replacement Lender, such Replacement Lender shall be deemed a "Lender" for purposes of this Agreement and the other Loan Documents and such Affected Lender shall cease to be a "Lender" for such purposes and shall no longer have any obligations hereunder.

    2.19  Additional Provisions relating to Letters of Credit.

    (a) Reports. The Issuing Lender will provide to the Administrative Agent bi-monthly, and more frequently upon request, a detailed summary report on its Letters of Credit and the activity thereon, in form and substance acceptable to the Administrative Agent. In addition, the Issuing Lender will provide to the Administrative Agent for dissemination to the Lenders at least quarterly (no later than three Business Days before the end of each quarter), and more frequently upon request, a detailed summary report on its Letters of Credit and the activity thereon, including, among other things, the beneficiary, the face amount, and the expiry date. The Issuing Lender will provide copies of the Letters of Credit to the Administrative Agent and the Lenders promptly upon request.

    (b) Participation. Each Lender, with respect to Letters of Credit issued on or after the Closing Date, upon issuance of a Letter of Credit, shall be deemed to have purchased without recourse a risk participation from the Issuing Lender in such Letter of Credit and the obligations arising thereunder, in each case in an amount equal to its pro rata share of the obligations under such Letter of Credit (based on the respective Revolving Credit Commitment Percentages of the Lenders) and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to the Issuing Lender therefor and discharge when due, its pro rata share of the obligations arising under such Letter of Credit. Without limiting the scope and nature of each Lender's participation in any Letter of Credit, to the extent that the Issuing Lender has not been reimbursed as required hereunder or under any such Letter of Credit, each Lender shall pay to the Issuing Lender its pro rata share of such unreimbursed drawing in same day funds on the day of notification by the Issuing Lender of an unreimbursed drawing pursuant to the provisions of subsection (d) hereof. The obligation of each Lender to so reimburse the Issuing Lender shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the Issuing Lender under any Letter of Credit, together with interest as hereinafter provided.

    (c) Reimbursement. In the event of any drawing under any Letter of Credit, the Issuing Lender will promptly notify the Borrower. Unless the Borrower shall immediately notify the Issuing Lender that the Borrower intends to otherwise reimburse the Issuing Lender for such drawing, the Borrower shall be deemed to have requested that the Lenders make a Revolving Credit Loan in the amount of the drawing as provided in subsection (e) hereof on the related Letter of Credit, the proceeds of which will be used to satisfy the related reimbursement obligations. The Borrower promises to reimburse the Issuing Lender on the day of drawing under any Letter of Credit (either with the proceeds of a Revolving Credit Loan obtained hereunder or otherwise) in same day funds. If the Borrower shall fail to reimburse the Issuing Lender as provided herein above, the unreimbursed amount of such drawing shall bear interest at a per annum rate equal to the Alternate Base Rate plus the sum of (i) the Applicable Margin for Revolving Credit Loans comprising Alternate Base Rate Loans plus (ii) two percent (2%). The Borrower's reimbursement obligations hereunder shall be absolute and unconditional under all circumstances irrespective of any rights of setoff, counterclaim or defense to payment the Borrower may claim or have against the Issuing Lender, the Administrative Agent, the Lenders, the beneficiary of the Letter of Credit drawn upon or any other Person, including, without limitation, any defense based on any failure of the Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit. The Issuing Lender will promptly notify the Administrative Agent which shall thereafter promptly notify the other Lenders of the amount of any unreimbursed drawing and each Lender shall promptly pay to the Administrative Agent for the account of the Issuing Lender in Dollars and in immediately available funds, the amount of such Lender's Revolving Credit Commitment Percentage of such unreimbursed drawing. Such payment shall be made on the day such notice is received by such Lender from the Issuing Lender if such notice is received at or before 12:00 p.m. (New York, New York time) otherwise such payment shall be made at or before 12:00 p.m. (New York, New York time) on the Business Day next succeeding the day such notice is received. If such Lender does not pay such amount to the Issuing Lender in full upon such request, such Lender shall, on demand, pay to the Administrative Agent for the account of the Issuing Lender interest on the unpaid amount during the period from the date of such drawing until such Lender pays such amount to the Issuing Lender in full at a rate per annum equal to, if paid within two (2) Business Days of the date that such Lender is required to make payments of such amount pursuant to the preceding sentence, the Federal Funds Rate and thereafter at a rate equal to the Alternate Base Rate. Each Lender's obligation to make such payment to the Issuing Lender, and the right of the Issuing Lender to receive the same, shall be absolute and unconditional, shall not be affected by any circumstance whatsoever and without regard to the termination of this Agreement or the Commitments hereunder, the existence of a Default or Event of Default or the acceleration of the obligations of the Borrower hereunder and shall be made without any offset, abatement, withholding or reduction whatsoever. Simultaneously with the making of each such payment by a Lender to the Issuing Lender, such Lender shall, automatically and without any further action on the part of the Issuing Lender or such Lender, acquire a participation in an amount equal to such payment (excluding the portion of such payment constituting interest owing to the Issuing Lender) in the related unreimbursed drawing portion of the LOC Obligation and in the interest thereon and in the related LOC Documents, and shall have a claim against the Borrower with respect thereto.

    (d) Deemed Disbursements. Upon the occurrence and during the continuation of any Event of Default or the occurrence of the Termination Date, an amount equal to that portion of Letter of Credit Outstandings attributable to outstanding and undrawn Letters of Credit (or in the event of a mandatory prepayment of a Letter of Credit pursuant to Section 2.6, an amount equal to such mandatory prepayment) shall, at the election of the Issuing Lender acting on instructions from the Required Lenders, and without demand upon or notice to the Borrower, be deemed to have been paid or disbursed by the Issuing Lender under such Letters of Credit (notwithstanding that such amount may not in fact have been so paid or disbursed), and, upon notification by the Issuing Lender to the Administrative Agent and the Borrower of its obligations under this Section, the Borrower shall be immediately obligated to reimburse the Administrative Agent on behalf of the Issuing Lender the amount deemed to have been so paid or disbursed by the Issuing Lender. Any amounts so received by the Administrative Agent on behalf of the Issuing Lender from the Borrower pursuant to this Section shall be held as collateral security for the repayment of the Borrower's obligations in connection with the Letters of Credit issued by the Issuing Lender. At any time when such Letters of Credit shall terminate and all Obligations of the Issuing Lender are either terminated or paid or reimbursed to the Issuing Lender in full, the Obligations of the Borrower under this Section shall be reduced accordingly (subject, however, to reinstatement in the event any payment in respect of such Letters of Credit is recovered in any manner from the Issuer), and the Administrative Agent will return to the Borrower the excess, if any, of

  (i)
  the aggregate amount deposited by the Borrower with the Issuing Lender and not theretofore applied by the Issuing Lender to any reimbursement obligation of the Borrower under subsection (c) above over

  (ii)
  the aggregate amount of all reimbursement obligation of the Borrower under subsection (c) above to the Issuing Lender pursuant to this subsection (d), as so adjusted.

    At such time when all Events of Default shall have been cured or waived, the Administrative Agent shall return to the Borrower all amounts then on deposit (other than amounts attributable to a mandatory prepayment) with the Administrative Agent pursuant to this subsection (d). All amounts on deposit pursuant to this subsection (d) shall, until their application to any reimbursement obligation or their return to the Borrower, as the case may be, bear interest at the daily average Federal Funds Rate from time to time in effect (net of the costs of any reserve requirements, in respect of amounts on deposit pursuant to this subsection (d), pursuant to F.R.S. Board Regulation D), which interest shall be held by the Administrative Agent for the account of the Issuing Lender as additional collateral security for the repayment of the Borrower's Obligations in connection with the Letters of Credit issued by the Issuing Lender.

    (e) Repayment with Revolving Credit Loans. On any day on which the Borrower shall have requested, or been deemed to have requested, a Revolving Credit Loan advance to reimburse a drawing under a Letter of Credit, the Administrative Agent shall give notice to the Lenders that a Revolving Credit Loan has been requested or deemed requested by the Borrower to be made in connection with a drawing under a Letter of Credit, in which case a Revolving Credit Loan advance comprised of Alternate Base Rate Loans (or Eurodollar Loans to the extent the Borrower has complied with the procedures of Section 2.3(b) with respect thereto) shall be immediately made to the Borrower by all Lenders (notwithstanding any termination of the Commitments pursuant to Article 9) pro rata based on the respective Revolving Credit Commitment Percentages of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Article 9) and the proceeds thereof shall be paid directly to the Issuing Lender for application to the respective LOC Obligations. Each such Lender hereby irrevocably agrees to make its pro rata share of each such Revolving Credit Loan immediately upon any such request or deemed request in the amount, in the manner and on the date specified in the preceding sentence notwithstanding (i) the amount of such borrowing may not comply with the minimum amount for advances of Revolving Credit Loans otherwise required hereunder, (ii) whether any conditions specified in Section 4.2 are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) failure for any such request or deemed request for Revolving Credit Loan to be made by the time otherwise required hereunder, (v) whether the date of such borrowing is a date on which Revolving Credit Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto immediately prior to or contemporaneously with such borrowing. In the event that any Revolving Credit Loan cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under the Bankruptcy Code with respect to the Borrower or any Subsidiary), then each such Lender hereby agrees that it shall forthwith purchase (as of the date such borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Issuing Lender such participation in the outstanding LOC Obligations as shall be necessary to cause each such Lender to share in such LOC Obligations ratably (based upon the respective Revolving Credit Commitment Percentages of the Lenders (determined before giving effect to any termination of the Commitments pursuant to Article 9)); provided that in the event such payment is not made on the day of drawing, such Lender shall pay in addition to the Issuing Lender interest on the amount of its unfunded participation at a rate equal to, if paid within two (2) Business Days of the date of drawing, the Federal Funds Rate, and thereafter at the Alternate Base Rate.

    (f)  Designation of Other Credit Parties as Account Parties. Notwithstanding anything to the contrary set forth in this Agreement, including, without limitation, Section 2.3(b) hereof, a Letter of Credit issued hereunder may contain a statement to the effect that such Letter of Credit is issued for the account of a Subsidiary; provided that notwithstanding such statement, the Borrower shall be the actual account party for all purposes of this Agreement for such Letter of Credit and such statement shall not affect the Borrower's reimbursement obligations hereunder with respect to such Letter of Credit.

    (g) Renewal, Extension. The renewal or extension of any Letter of Credit shall, for purposes hereof, be treated in all respects the same as the issuance of a new Letter of Credit hereunder.

    (h) Uniform Customs and Practices. The Issuing Lender may have the Letters of Credit be subject to The Uniform Customs and Practice for Documentary Credits (the "UCP") or the International Standby Practices ("ISP"), as applicable, as published as of the date of issue by the International Chamber of Commerce, in which case the UCP or ISP, as applicable, may be incorporated therein and deemed in all respects to be a part thereof.

    (i)  Indemnification; Nature of Issuing Lender's Duties.

      (i)  In addition to its other obligations under this Section 2.19, the Borrower hereby agrees to protect, indemnify, pay and save the Issuing Lender harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees) that the Issuing Lender may incur or be subject to as a consequence, direct or indirect, of (A) the issuance of any Letter of Credit or (B) the failure of the Issuing Lender to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions, herein called "Government Acts").

      (ii) As between the Borrower and the Issuing Lender, the Borrower shall assume all risks of the acts, omissions or misuse of any Letter of Credit by the beneficiary thereof. The Issuing Lender shall not be responsible: (A) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (B) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (C) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (D) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under a Letter of Credit or of the proceeds thereof; and (E) for any consequences arising from causes beyond the control of the Issuing Lender, including, without limitation, any Government Acts unless, in any case, any of the foregoing is caused by the gross negligence or willful misconduct of the Issuing Lender, as determined by a court of competent jurisdiction. None of the above shall affect, impair, or prevent the vesting of the Issuing Lender's rights or powers hereunder.

      (iii) In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Lender, under or in connection with any Letter of Credit or the related certificates, if taken or omitted in good faith, shall not put such Issuing Lender under any resulting liability to the Borrower. It is the intention of the parties that this Agreement shall be construed and applied to protect and indemnify the Issuing Lender against any and all risks involved in the issuance of the Letters of Credit, all of which risks are hereby assumed by the Borrower, including, without limitation, any and all Government Acts. The Issuing Lender shall not, in any way, be liable for any failure by the Issuing Lender or anyone else to pay any drawing under any Letter of Credit as a result of any Government Acts or any other cause beyond the control of the Issuing Lender.

      (iv) Nothing in this subsection (i) is intended to limit the reimbursement obligations of the Borrower contained in subsection (e) above. The obligations of the Borrower under this subsection (i) shall survive the termination of this Agreement. No act or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender to enforce any right, power or benefit under this Agreement.

      (v) Notwithstanding anything to the contrary contained in this subsection (h), the Borrower shall have no obligation to indemnify the Issuing Lender, and waivers of liability shall be ineffective in respect of any liability incurred by the Issuing Lender arising solely out of the gross negligence or willful misconduct of the Issuing Lender, as determined by a court of competent jurisdiction.

    (j)  Responsibility of Issuing Lender. It is expressly understood and agreed that the obligations of the Issuing Lender hereunder to the Lenders are only those expressly set forth in this Agreement and that the Issuing Lender shall be entitled to assume that the conditions precedent set forth in Section 4.2 have been satisfied unless it shall have acquired actual knowledge that any such condition precedent has not been satisfied; provided, however, that nothing set forth in this Section 2.19 shall be deemed to prejudice the right of any Lender to recover from the Issuing Lender any amounts made available by such Lender to the Issuing Lender pursuant to this Section 2.19 in the event that it is determined by a court of competent jurisdiction that the payment with respect to a Letter of Credit constituted gross negligence or willful misconduct on the part of the Issuing Lender.

    (k) Conflict with LOC Documents. Solely as among the parties hereto, in the event of any conflict between this Agreement and any LOC Document (including any letter of credit application), this Agreement shall control.

    2.20  Additional Provisions Relating to Swingline Loans.  The Swingline Lender may, at any time, in its sole discretion, by written notice to the Borrower and the Lenders, demand repayment of its Swingline Loans by way of a Revolving Credit Loan advance, in which case the Borrower shall be deemed to have requested a Revolving Credit Loan advance comprised solely of Alternate Base Rate Loans in the amount of such Swingline Loans; provided, however, that any such demand shall be deemed to have been given one (1) Business Day prior to the Termination Date and on the date of the occurrence of any Event of Default described in Article 9 and upon acceleration of the indebtedness hereunder and the exercise of remedies in accordance with the provisions of Article 9. Each Lender hereby irrevocably agrees to make its Revolving Credit Commitment Percentage of each such Revolving Credit Loan in the amount, in the manner and on the date specified in the preceding sentence notwithstanding (i) the amount of such borrowing may not comply with the minimum amount for advances of Revolving Credit Loans otherwise required hereunder, (ii) whether any conditions specified in Section 2.3 are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) failure of any such request or deemed request for Revolving Credit Loan to be made by the time otherwise required hereunder, (v) whether the date of such borrowing is a date on which Revolving Credit Loans are otherwise permitted to be made hereunder or (vi) any termination of the Commitments relating thereto prior to or contemporaneously with such borrowing. In the event that any Revolving Credit Loan cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under the Bankruptcy Code with respect to the Borrower), then each Lender hereby agrees that it shall forthwith purchase (as of the date such borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Swingline Lender such participations in the outstanding Swingline Loans as shall be necessary to cause each such Lender to share in such Swingline Loans ratably based upon its Revolving Credit Commitment Percentage (determined before giving effect to any termination of the Commitments; provided that (A) all interest payable on the Swingline Loans shall be for the account of the Swingline Lender until the date as of which the respective participation is funded and (B) at the time any purchase of participation pursuant to this sentence is actually made, the purchasing Lender shall be required to pay to the Swingline Lender, to the extent not paid to the Swingline Lender by the Borrower in accordance with the terms of Section 2.5, interest on the principal amount of participations purchased for each day from and including the day upon which such borrowing would otherwise have occurred to but excluding the date of payment for such participations, at the rate equal to the Federal Funds Rate.

    2.21  Participations in Letters of Credit and Swingline Loans.  Each Lender's obligation to make Revolving Credit Loans, and its obligation to participate in Letters of Credit or Swingline Loans, pursuant to Section 2.19(e) and 2.20 shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Issuing Lender, the Swingline Lender, the Borrower or any other Person for any reason whatsoever, (ii) any adverse change in condition (financial or otherwise) of the Borrower or any of its Subsidiaries, (iii) any breach of this Agreement by the Borrower or any other Lender or (iv) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

    2.22  Collateral.  The Obligations are secured and rank pari passu with the Private Placement Debt and the other Parity Debt. All of the accounts receivable, inventory, customer storage tanks (except tanks financed pursuant to clause (e), (f) and (g) in Section 8.2.2) of the Borrower and the Restricted Subsidiaries and all stock of all Restricted Subsidiaries now or hereafter acquired by the Borrower (all such accounts receivables, inventory, customer tanks and stock being called the "General Collateral") have been, and will continue to be, pledged to secure the Obligations, the Private Placement Debt and the other Parity Debt. In the event that the Borrower obtains or creates any Restricted Subsidiaries, each such Restricted Subsidiary shall issue a guarantee of the Obligations, the Private Placement Debt and the other Parity Debt. Each such guarantee will be in favor of the Trustee and shall be secured by a pledge of substantially all of the assets of a similar nature to the General Collateral of such guaranteeing Restricted Subsidiary (which together with the General Collateral may be referred to as the "Collateral").

    2.23  Increase in Revolving Credit Commitments.

    (a) Provided that no Default or Event of Default then exists, the Borrower may once at any time request in writing that the then existing Revolving Credit Commitments be increased by an amount which is not less than $10,000,000 and not greater than $15,000,000 in the aggregate in accordance with the provisions of this Section; provided that upon the effectiveness of such increase as provided herein, the New Lender (as defined below) shall become a Lender holding a pro rata portion of the Revolving Credit Commitments and the Term Loans as provided herein. Any request under this Section shall be submitted by the Borrower to the Lenders through the Administrative Agent not less than five (5) days prior to the proposed increase and shall specify (i) the proposed effective date of such increase, (ii) the amount of such increase, and (iii) the new lender (the "New Lender"), who shall be reasonably acceptable to the Administrative Agent, committing to a pro rata portion of the Revolving Credit Commitments (after giving effect to such increase) and Term Loans then outstanding equal to such amount of increase and be accompanied by a certificate of a Responsible Officer of the Borrower, stating that no Default or Event of Default exists as of the date of the request or will result from the requested increase. The consent of the Lenders, as a group, shall not be required for an increase in the amount of the Revolving Credit Commitments pursuant to this Section.

    (b) Such New Lender designated by the Borrower and reasonably acceptable to the Administrative Agent shall become an additional party hereto as a Lender concurrently with the effectiveness of the proposed increase in the Revolving Credit Commitments upon (i) the execution by the New Lender, the other Lenders and the Administrative Agent of an instrument of joinder to this Agreement and Assignment Agreement which is in form and substance reasonably acceptable to the Administrative Agent and the Lenders which, in any event, contains the representations, warranties, indemnities and other protections afforded to the Administrative Agent and the other Lenders by an Assignment and Acceptance Agreement and re-allocates by assignment the Term Loans and Revolving Credit Commitments among the Lenders and the New Lender, provided after giving effect to such agreement no Lender (other than the New Lender) shall have Term Loans and the Revolving Commitments which, in the aggregate, exceed the Term Loans and Revolving Credit Commitment of such Lender immediately prior to such agreement, (ii) the funding by such New Lender of its pro rata amount of Term Loans and Revolving Credit Loans then outstanding and the Borrower, (iii) the payment by the Borrower of the amounts, if any then owing as set forth in the next sentence, (iv) the execution by the Borrower and delivery to the Trustee of the requisite certificate under the Intercreditor Agreement with respect to the New Lender and all replacements and new Notes issued in connection with the admission of the New Lender, and (v) the counterpart signature pages to the Intercreditor Agreement executed by each New Lender. For purposes of Section 2.16, the re-allocation of Term Loans shall be deemed a prepayment of such Loans and the Borrower shall be obligated to indemnify each Lender for any breakage cost therefor as provided in such Section.

    (c) Subject to the foregoing, any increase requested by the Borrower shall be effective as of the date agreed to by the Borrower, the Administrative Agent and the New Lender and shall be in the principal amount equal to the amount offered by such New Lender. Upon the effectiveness of any such increase, the Borrower shall issue replacement Notes to each affected Lender and new Notes to the New Lender, and the Revolving Credit Commitments and Term Loans of each Lender will be adjusted to give effect to the increase in the Revolving Credit Commitments and re-allocation of the Revolving Credit Commitments and the Term Loans and shall be set forth in a new Schedule I issued by the Administrative Agent.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES

    To induce the Administrative Agent and the Lenders to enter into this Agreement and to make or participate in extensions of credit hereunder, the Borrower hereby represents and warrants to the Administrative Agent and each Lender:

    3.1  Organization, etc.  (a) The Borrower is a limited partnership duly organized, validly existing and in good standing under the Delaware Revised Uniform Limited Partnership Act and has all requisite partnership power and authority to own and operate its properties, to conduct its business as conducted on the Closing Date, to enter into this Agreement, the Notes and the other Loan Documents to which it is a party, and to carry out the terms of this Agreement, the Notes and such other Loan Documents.

    (b) The Managing General Partner is a corporation duly organized, validly existing and in good standing under the law of the State of California and has all requisite corporate power and authority to own and operate its properties, to conduct its business as conducted on the Closing Date, and to execute and deliver as a general partner of the Borrower this Agreement, the Notes and the other Loan Documents to which the Borrower is a party.

    (c) Each Subsidiary of the Borrower is duly organized, validly existing and in good standing under the laws of the state of its organization and has all requisite power and authority to own and operate its properties, to conduct its business as conducted on the Closing Date or as otherwise in compliance with Section 8.2.1, and to execute, deliver and perform the Loan Documents to which it is a party. None of the Borrower's Subsidiaries are Unrestricted Subsidiaries.

    (d) The Public Partnership is a limited partnership duly organized, validly existing and in good standing under the Delaware Revised Uniform Limited Partnership Act and has all requisite partnership power and authority to own and operate its properties, to conduct its business as conducted on the Closing Date, and to execute, deliver and carry out the terms of the Loan Documents to which it is a party.

    3.2  Partnership Interests.  The only general partners of the Borrower are the General Partners, which own an aggregate 1.0101% general partner interest in the Borrower. The only limited partner of the Borrower is the Public Partnership, which owns a 98.9899% limited partner interest in the Borrower. The Borrower does not have any other partners. Except as disclosed in Schedule 3.2, the

Borrower does not have any Subsidiaries or any Investments in any Person (other than Investments of the types permitted in Section 8.2.5).

    3.3  Qualification; Enforceable Obligations.  The Borrower is duly qualified or registered and is in good standing as a foreign limited partnership for the transaction of business, and each General Partner and each Subsidiary of the Borrower is qualified or registered and is in good standing as a foreign corporation for the transaction of business, in the jurisdictions set forth in Schedule 3.3 ("Jurisdictions") which are the only jurisdictions, on the date hereof, in which the nature of their respective activities or the character of the properties they own, lease or use makes such qualification or registration necessary and in which the failure so to qualify or to be so registered could reasonably be expected to have a Material Adverse Effect. Each of the General Partners, the Subsidiaries of the Borrower and the Borrower has taken all necessary partnership or corporate action to authorize the execution, delivery and performance by it of this Agreement, the Notes and each other Loan Document to which is a party. Each of the General Partners, the Subsidiaries of the Borrower and the Borrower has duly executed and delivered each of this Agreement, the Notes and the other Loan Documents to which it is a party, and each of them constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors and by general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law.

    3.4  Due Authorization; Non-Contravention; etc.  The execution, delivery and performance by the Borrower, each General Partner and each Subsidiary of the Borrower of this Agreement, the Notes and each other Loan Document required to be executed by it hereunder are within the Borrower's, such General Partner's and such Subsidiary's powers, have been duly authorized by all necessary action, and do not:

      (a) contravene the Borrower's, General Partner's or any Subsidiary's Organic Documents;

      (b) contravene any Contractual Obligation or Requirement of Law; or

      (c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, such General Partner's or such Subsidiary's properties, except as contemplated hereby.

    3.5  Government Approvals; Regulations, etc.  Except as set forth in Schedule 3.5, no authorization or approval or other action, by, and no notice to or filing with, any government authority or regulatory body or other Person (that has not been obtained) is required for the due execution, delivery or performance by the Borrower, any General Partner or any Subsidiary of this Agreement, the Notes or any other Loan Document to which it is a party. All such required authorizations and approvals have been obtained and such required notices and filings have been made. Neither the Borrower nor any Subsidiary is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

    3.6  Financial Statements; Existing Debt.  The audited consolidated financial statements of the Borrower and the Restricted Subsidiaries dated June 30, 2001 and the unaudited consolidated financial statements of the Public Partnership dated September 30, 2001, in each case together with the related consolidated statements of income or operations, shareholders' equity and cash flows for the fiscal periods ended on those respective dates:

         (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, subject to ordinary, good faith year end audit adjustments; and

        (ii) fairly present the financial condition of the Borrower and its Subsidiaries as of the date thereof and results of operations for the period covered thereby.

      (b) Schedule 3.6(b) sets forth a true and complete list of all Indebtedness of the Borrower or any of its Subsidiaries outstanding as of the Closing Date after giving effect to the borrowings hereunder, in each case showing the aggregate principal amount thereof and the name of the respective borrower and any other entity which directly or indirectly guaranteed such debt and, to the extent applicable, identifying such debt as indebtedness under a Note Agreement or a Parity Debt Agreement as defined in the Intercreditor Agreement.

      (c) The Total Funded Indebtedness to Consolidated Cash Flow Ratio as of September 30, 2001 was less than 5.50:1.00.

    3.7  No Material Adverse Change.  Since June 30, 2001, there has been no material adverse change in the condition (financial or otherwise), business, operations, assets, properties or prospects of (i) the Borrower and the Restricted Subsidiaries (taken as a whole), (ii) the General Partners or (iii) the Parent Guarantor and its Subsidiaries (taken as a whole).

    3.8  Litigation; Labor Controversies, etc.  There is no pending or, to the knowledge of the Borrower or any Subsidiary, threatened litigation, action, proceeding, or labor controversy affecting the Borrower or any Subsidiary, or any of their respective properties, businesses, assets or revenues, which has, or could reasonably be likely to have, a Material Adverse Effect or which purports to affect the legality, validity or enforceability of this Agreement, the Notes or any other Loan Document. There is no pending material litigation, action, proceeding or labor controversy affecting the Borrower or any Subsidiary or any of their respective properties, businesses, assets or revenues, except as disclosed in Schedule 3.8 ("Litigation").

    3.9  Ownership of Properties.  The Borrower and each of its Subsidiaries have (i) title to all of their respective assets constituting real property owned in fee simple, (ii) good and valid leasehold interests in their respective assets constituting leased real property, pursuant to which they enjoy undisturbed possession thereof, except for defects in, or lack of recorded title and exceptions to, leasehold interests which could not, in the aggregate, be reasonably expected to have a Material Adverse Effect, and (iii) sufficient title to the portion of their respective assets constituting personal property (including patents, trademarks, trade names, service marks, copyrights and other intellectual property rights) reasonably necessary for the use and operation of such personal property as it has been used in the past and as it is proposed to be used, in each case subject to no Liens except as permitted pursuant to Section 8.2.3.

    3.10  Taxes.  The Borrower and each of its Subsidiaries, and any predecessor entity thereto, have filed all tax returns and reports required by law to have been filed by them and have paid all taxes and governmental charges thereby shown to be owing, except (a) any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books, and (b) where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

    3.11  Pension and Welfare Plans.  During the twelve-consecutive-month period prior to the date of the execution and delivery of this Agreement and prior to the date of any borrowing hereunder, no steps have been taken to terminate any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which has, or is reasonably likely to have, a material adverse effect on the condition (financial or otherwise), business, operations, assets or properties of the Borrower and its Subsidiaries (taken as a whole). Except as disclosed in Schedule 3.11 ("Employee Benefit Plans") no Borrower nor any Commonly Controlled

Entity has any contingent liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA.

    3.12  Environmental Warranties.  Except as set forth in Schedule 3.12 ("Environmental Matters"):

      (a) all facilities and property (including underlying groundwater) owned, leased, used, occupied or controlled (in whole or in part) by the Borrower or any Subsidiary have been, and continue to be, owned, leased, used, occupied or controlled by the Borrower or such Subsidiary in compliance with all Environmental Laws except where the failure of any of the foregoing to be done could not reasonably be expected to have a Material Adverse Effect;

      (b) to the Borrower's and each Subsidiary's knowledge, there have been no past, and there are no pending or threatened;

         (i) claims, complaints, notices or requests for information received by the Borrower or any Subsidiary with respect to any alleged violation of any Environmental Law, or

        (ii) complaints, notices or inquiries to the Borrower or any Subsidiary regarding potential liability under any Environmental Law;

    which in either the case of clause (i) or (ii) above, could be reasonably expected to have a Material Adverse Effect;

    (c) to the Borrower's and each Subsidiary's knowledge there have been no Releases of Materials of Environmental Concern at, on or under any property now or previously owned or leased by the Borrower or any Subsidiary that, singly or in the aggregate, have, or could reasonably be likely to have, a Material Adverse Effect;

    (d) the Borrower and each Subsidiary have been issued and are in material compliance with all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary or desirable for their businesses the absence of or non compliance with which would be materially adverse, and no order has been issued, no Environmental Claim has been made, no penalty has been assessed and, to the knowledge of the Borrower or any Subsidiary, no investigation or review has occurred or is pending or threatened by any Person with respect to any alleged failure by the Borrower or any Subsidiary to have any permit, certificate, approval, license or other governmental authorization required under applicable Environmental Laws in connection with the conduct of the business or operations of any of them or to comply with any Environmental Laws or with respect to any presence, generation, treatment, storage, recycling, transportation, discharge, disposal or release of any hazardous material generated by any Borrower, or any Subsidiary, and there are no facts or circumstances in existence which could reasonably be expected to form the basis for any such order, Environmental Claim, penalty or investigation in each case, with respect to all of the foregoing matters, except where the failure of any of the foregoing to be done could not reasonably be expected to have a Material Adverse Effect;

    (e) to the Borrower's and each Subsidiary's knowledge no property now or previously owned or leased by the Borrower or any Subsidiary is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up where the circumstances giving rise to such listing or proposed listing or the effect of such listing or proposed listing has, or could reasonably be likely to have, a Material Adverse Effect;

    (f)  to the Borrower's and each Subsidiary's knowledge there are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned, leased, used, occupied or controlled (in whole or in part) by the Borrower or any Subsidiary that, singly or in the aggregate, have, or could reasonably be likely to have, a Material Adverse Effect;

    (g) to the Borrower's and each Subsidiary's knowledge, no Borrower nor any Subsidiary has directly transported or directly arranged for the transportation of any Material of Environmental Concerns to any location, including locations which are listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which, or otherwise which, could reasonably be likely to have a Material Adverse Effect;

    (h) to the Borrower's and each Subsidiary's knowledge there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned, leased, used, occupied or controlled (in whole or in part) by the Borrower or any Subsidiary that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect; and

    (i)  to the Borrower's and each Subsidiary's knowledge, no conditions exist at, on or under any property now or previously owned, leased, used, occupied or controlled (in whole or in part) by the Borrower or any Subsidiary which, with the passage of time, or the giving of notice or both, could reasonably be likely to give rise to a Material Adverse Effect.

    3.13  Regulations U and X.  The Borrower is not engaged in the business of extending credit for the purpose of buying or carrying margin stock, and no proceeds of any Loans will be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X. Terms for which meanings are provided in F.R.S. Board Regulation U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

    3.14  Accuracy of Information.  All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower in writing to the Administrative Agent or any Lender for purposes of or in connection with this Agreement or any transaction contemplated hereby which were furnished to the Administrative Agent and all other such factual information hereafter furnished by or on behalf of the Borrower or any Subsidiary to the Administrative Agent or any Lender will be true and accurate in every material respect on the date as of which such information is dated or certified and as of the date of execution and delivery of this Agreement by the Administrative Agent and such Lender, and such information, when all such information is considered as a whole, is not, or shall not be, as the case may be, incomplete by omitting to state any material fact necessary to make such information not misleading. All projections with respect to the Borrower or any Subsidiary, or, to the knowledge of the Borrower, any Subsidiary, furnished by the Borrower, were prepared and presented in good faith by the Borrower based upon facts and assumptions that the Borrower believed to be reasonable in light of current and foreseeable conditions, it being understood that projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and that no assurance can be given that the financial results set forth in such projections will actually be realized and the Borrower shall be under no obligation to update such projections.

    3.15  Solvency.  The Borrower, both before and after giving effect to any borrowing hereunder (including the initial borrowings), (i) is not "insolvent" (as such term is defined in §101(31) (A) of the Bankruptcy Code), (ii) is able to pay its debts and other liabilities, contingent obligations and commitments as they mature, and (iii) does not have unreasonably small capital for the business in which it is engaged or for any business or transaction in which it is about to engage.

    3.16  Compliance with Laws.  Neither the Borrower nor any Subsidiary is in violation of any Requirement of Law, in any such case, which either individually or in the aggregate, assuming disclosure of all known facts, could reasonably be expected to have a Material Adverse Effect.

    3.17  Purpose of Loans.  The proceeds of Revolving Credit Loans will be used solely (i) to finance the Refinancing and payment of related fees and expenses and (ii) thereafter for working capital and other general partnership purposes of the Borrower and the Restricted Subsidiaries (in compliance with all applicable legal and regulatory requirements). The proceeds of Term Loans will be used solely to refinance the Acquisition Loans (as such term is defined in the 1998 Refunding Credit Agreement).

    3.18  Note Agreements; Intercreditor Agreement; Security Agreement; Guaranty.

    (a) No Event of Default or Potential Event of Default (as such terms are defined in each Note Agreement) has occurred and is continuing under any Note Agreement. The Borrower has incurred Indebtedness under this Agreement in compliance with the terms of Section 10.1(j) of the Note Agreements.

    (b) This Agreement constitutes the "Credit Agreement" and a "Parity Debt Agreement" as such terms are defined in the Intercreditor Agreement; each Lender is a "Parity Lender" as defined therein; the Revolving Credit Commitments and Term Commitments are "Commitments" as defined therein; the indebtedness hereunder constitutes "Parity Debt" as defined therein and the Obligations hereunder constitute "Obligations" as defined therein; and as such this Agreement, the Lenders and the indebtedness hereunder shall have the rights, benefits and privileges thereunder afforded the "Credit Agreement," a "Parity Debt Agreement," a "Parity Lender," "Parity Debt," or "Obligations," respectively.

    (c) The Borrower and each of its Subsidiaries is a "Grantor" as such term is defined in the Security Agreement. Each Lender is a "Creditor" as such term is defined in the Security Agreement; and as such each Lender shall have the rights, benefits and privileges thereunder afforded a "Creditor". The Obligations hereunder are secured, ratably with the other Obligations (as defined in the Security Agreement), by a valid, perfected, first priority security interest in the Collateral (as defined in the Security Agreement), and are entitled to the benefit of the "Subsidiary Guarantee Agreement" as defined therein. Each of the representations and warranties of each Grantor set forth in the Security Agreement are true and correct in all respects on the date hereof.

    (d) Each of the Borrower's Subsidiaries is a party to the Guaranty as a "Guarantor" as such term is defined in the Guaranty. This Agreement constitutes the "Credit Agreement" as such term is defined in the Guaranty; each Lender is a "Creditor" as such term is defined in the Guaranty; and as such each Lender shall have the rights, benefits and privileges thereunder afforded a "Creditor". The Obligations hereunder constitute a portion of the "Guarantied Obligations" as such term is defined in the Guaranty. Each of the representations and warranties of each Guarantor set forth in the Guaranty are true and correct in all respects on the date hereof.

    (e) Each of the Note Agreements, the Intercreditor Agreement, the Security Agreement, each other Parity Debt Agreement and the Guaranty are in full force and effect, the Borrower and each of its Subsidiaries or Affiliates party thereto are in compliance with all of the terms and provisions thereof, and no default or event of default has occurred and is continuing thereunder.

    3.19  Asset Sales.  The aggregate amount of the Net Cash Proceeds from any Asset Sales occurring on or after November 20, 1998 to the date hereof which has neither been expended for assets nor applied to the repayment of Indebtedness as permitted under Section 8.2.8(b) of the 1998 Refunding Credit Agreement is equal to $0.

    3.20  Insurance.  All policies of insurance of any kind or nature maintained by or issued to the Borrower or any Subsidiary, including, without limitation, policies of life, fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, worker's compensation, employee health and welfare, title, property and liability insurance, are in full force and effect in all material respects and are of a nature and provide such coverage as is sufficient and as is customarily carried by companies of similar size and character.

    3.21  No Restrictive Covenants.  No Subsidiary of the Borrower is party to, or otherwise bound by, any agreement or other arrangement that prohibits such Subsidiary from making any payments, directly or indirectly, to the Borrower, by way of dividends, advances, repayment of loans or advances, reimbursements of management or other intercompany charges, expenses and accruals or other returns on investment, or any other agreement or arrangement that restricts the ability of such Subsidiary to make any payment, directly or indirectly, to the Borrower.

    3.22  Index Debt Rating.  On the Closing Date, the Parent Guarantor has (a) a rating for Index Debt communicated (to the satisfaction of the Co-Arrangers) by Moody's of not less than Baa2 and by Standard & Poor's of not less than BBB and (b) a rating for senior unsecured short-term debt (without third party credit enhancement) communicated (to the satisfaction of the Co-Arrangers) by Moody's of not less than P-2.

    3.23  Borrowing Limitations.  Whether or not the Parent Guarantor, the Borrower or any of the Borrower's Subsidiaries may otherwise have the ability to do so in accordance with any other provision hereof, at no time from and after the Closing Date has:

         (i) the Parent Guaranty ceased, for any reason, to be in full force and effect, or the Parent Guarantor has so asserted, or an Event of Default (as defined thereunder) occurred;

        (ii) any event or circumstance in clauses (a) through (e) of the definition of Change of Control occurred (without regard to the proviso at the end of such definition);

        (iii) the Borrower or any of its Subsidiaries incurred in the aggregate Indebtedness in excess of $5,000,000 pursuant to clauses (e) and (f) of Section 8.2.2;

        (iv) the Borrower or any of its Subsidiaries incurred any Indebtedness pursuant to clause (g), (h) or (k) of Section 8.2.2;

        (v) the Borrower or any of its Subsidiaries made any Investment other than Investments permitted under clauses (a) through (g) of Section 8.2.5;

        (vi) the Borrower made in the aggregate during any Fiscal Quarter ending March 31st or September 30th Restricted Payments in excess of $5,200,000 nor during any Fiscal Quarter ending June 30th or December 31st in excess of $7,550,000;

       (vii) the Borrower consolidated or merged with or into any other Person;

       (viii) the Borrower incurred since the Closing Date, on a consolidated basis, capital expenditures in an aggregate amount in excess of $12,000,000; and

        (ix) the Borrower designated any Restricted Subsidiary or any newly acquired or formed Subsidiary as an Unrestricted Subsidiary.

ARTICLE 4.  CONDITIONS PRECEDENT

    4.1  Conditions to Initial Loans.  The agreement of each Lender to make or participate in any extension of credit hereunder requested to be made by it on the Closing Date is subject to the satisfaction, immediately prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:

      (a)  Documents.  The Administrative Agent shall have received each of the following documents, each of which shall be satisfactory to the Administrative Agent (and to the extent specified below, to each Lender) in form and substance:

        (i)  Executed Counterparts.  From each party hereto and thereto either (i) multiple counterparts of this Agreement and each other Loan Document (other than the Notes of which there shall only be one original), signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to this Agreement and each other Loan Document) that such party has signed a counterpart of this Agreement and such other Loan Document, and all documentation necessary and appropriate to convey a valid and perfected first-priority security interest in the Collateral, as more specifically enumerated in the Security Agreement, each executed by a duly authorized officer of the Borrower;

        (ii)  Corporate Documents.  Such documents and certificates as the Administrative Agent or its counsel may reasonably request, certified as of the Closing Date as complete and correct copies thereof by the Secretary or an Assistant Secretary of the Borrower, relating to (i) the organization, existence and good standing of the Borrower and its Subsidiaries, (ii) the authorization of the execution, delivery and performance by the Borrower of this Agreement, and of the borrowings hereunder by the Borrower, and (iii) certificates as to the incumbency and signature of each individual signing this Agreement and any other agreement or document contemplated hereby on behalf of the Borrower;

        (iii)  Financial Statements.  Copies of (i) the audited consolidated balance sheets of the Borrower and its Subsidiaries as of June 30, 2001, and the related audited statement of earnings and cash flows for the period ending as of such date, and (ii) the unaudited consolidated balance sheets of the Public Partnership as of September 30, 2001, and the related unaudited statement of earnings and cash flows for the period ending as of such date, and the related unaudited statement of earnings and cash flows for the period ending as of such date, respectively;

        (iv)  Other Debt Documents.  Copies of each of the Note Agreements, the Intercreditor Agreement, the Security Agreement and each other Parity Debt Agreement, together with each amendment and supplement thereto, certified as of the Closing Date as being complete and correct copies thereof by a Responsible Officer of the Borrower and as being in full force and effect in accordance with the terms thereof; and

        (v)  Other Documents.  Such other documents as the Administrative Agent or any Lender or special New York counsel to CSFB may reasonably request.

      (b)  Consents, Licenses and Approvals.  The Administrative Agent shall have received, with a counterpart for each Lender, a certificate of a Responsible Officer of the Borrower (i) attaching copies of all consents, authorizations and filings referred to in Schedule 3.5, and (ii) stating that, except as shown in Schedule 3.5, such consents, licenses and filings are in full force and effect, and each such consent, authorization or filing shall be in form and substance satisfactory to the Administrative Agent.

      (c)  Closing Fees and Expenses.  The Administrative Agent shall have received the fees to be received on the Closing Date referred to in Section 2.4 and shall have received reimbursement of all costs and expenses (including the fees and expenses of counsel to the Administrative Agent) for which request for payment has been made.

      (d)  Legal Opinions.  The Administrative Agent shall have received, with a counterpart for each Lender, the executed legal opinions of counsel to the Borrower, which opinions shall be satisfactory in form and substance to the Administrative Agent.

      (e)  Closing Certificate.  The Administrative Agent shall have received, with a counterpart for each Lender, a closing certificate of the Borrower substantially in the form of Exhibit C, dated as of the Closing Date and satisfactory in form and substance to the Administrative Agent.

      (f)  Insurance.  The Administrative Agent shall have received evidence satisfactory to it of the existence of the insurance required hereunder.

      (g)  Compliance Certificate.  The Administrative Agent shall have received, with a counterpart for each Lender, a Compliance Certificate substantially in the form of Exhibit E executed by a Chief Financial Officer or Treasurer of the Borrower, dated as of the Closing Date and satisfactory in form and substance to the Administrative Agent.

      (h)  No Material Adverse Effect.  Since June 30, 2001, there shall have been no development or event which, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

      (i)  Termination of 1998 Refunding Credit Agreement.  The Administrative Agent shall have received evidence, satisfactory to it, that the 1998 Refunding Credit Agreement has terminated and all indebtedness, liabilities, and obligations thereunder have been paid in full.

      (j)  Intercreditor Agreement.  All actions necessary for the Loans hereunder to constitute "Parity Debt" under, and as defined in, the Intercreditor Agreement shall have been taken, including (x) the delivery of an Officers' Certificate by the Borrower to the Trustee (and an acknowledgement thereof by the Trustee) specifying the date and principal amount of each Note issued by the Borrower hereunder and the name, address and taxpayer identification number of the registered holder thereof and stating that such Note is being issued pursuant to the "Credit Agreement" and that such Note is entitled to the benefits of the Intercreditor Agreement and of the Security and is subject to the terms of the Intercreditor Agreement and (y) the delivery of a duly executed counterpart to the Intercreditor Agreement by each Lender to each of the other parties to the Intercreditor Agreement.

      (k)  Supplemental Agreements.  The Trustee shall have received Supplemental Agreements substantially in the form attached to the Intercreditor Agreement executed and delivered by each Subsidiary of the Borrower which is not then a party to the Intercreditor Agreement together with each of the other certificates, opinions and other documents then required to be delivered to the Trustee, and the Administrative Agent shall have received evidence of such delivery satisfactory to it.

    (l)  Guaranty Acknowledgment. The Administrative Agent shall have received an acknowledgment from each of the Borrower's Subsidiaries (1) acknowledging that (i) it is a party to the Guaranty as a guarantor, (ii) this Agreement constitutes the "Credit Agreement" as such term is defined in the Guaranty, (iii) the Obligations constitute a portion of the "Guarantied Obligations" as such term is defined therein and (iv) the Lenders are "Creditors" as such term is defined therein and (2) certifying that the Guaranty is in full force and effect, no default exists thereunder and each of the representations and warranties set forth therein are true and correct as of the date hereof.

    (m) Priority of Liens. The Administrative Agent shall have received satisfactory evidence that (i) the Trustee, on behalf of the Creditors (as defined in the Security Agreement), holds a perfected, first priority Lien on all Collateral and (ii) none of the Collateral is subject to any other Liens other than Permitted Liens.

    (n) Parent Guarantor. The Administrative Agent shall have received each of the following documents, each of which shall be satisfactory to the Administrative Agent (and to the extent specified below, to each Lender) in form and substance:

  (i)
  Corporate Documents. Such documents and certificates as the Administrative Agent or its counsel may reasonably request, certified as of the Closing Date as complete and correct copies thereof by the Secretary or an Assistant Secretary of the Parent Guarantor, relating to (i) the organization, existence and good standing of the Parent Guarantor, (ii) the authorization of the execution, delivery and performance by the Parent Guarantor of the Parent Guaranty, and of the obligations thereunder by the Parent Guarantor, and (iii) certificates as to the incumbency and signature of each individual signing the Parent

    Guaranty and any other agreement or document contemplated hereby or thereby on behalf of the Parent Guarantor; and

  (ii)
  Legal Opinions. With a counterpart for each Lender, the executed legal opinions of counsel to the Parent Guarantor, which opinions shall be satisfactory in form and substance to the Administrative Agent.

    (o) Other. Receipt by the Administrative Agent of such other documents, instruments, agreements or information as may be reasonably requested by any Lender, including, but not limited to, information regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, environmental matters, contingent liabilities, corporate structure and management of the Parent Guarantor, the Borrower and their respective Subsidiaries. All such other documents, instruments, agreements or information shall be satisfactory in form and substance to the Administrative Agent and its counsel.

    4.2  Conditions to Each Extension of Credit.  The agreement of each Lender to make any Loan (other than Loans constituting an interest rate conversion, continuation or rollover of a pre-existing Loan requested to be made by it on any date) and the agreement of the Issuing Lender to issue, amend, renew or extend (and of each Lender to participate in) any Letter of Credit (the making of any such Loan or the issuance, amendment, renewal or extension of (and the participation in) any such Letter of Credit, a "Credit Event") is subject to the satisfaction of the following conditions precedent:

    (a) Representations and Warranties. Each of the representations and warranties made by the Borrower and the Parent Guarantor in or pursuant to the Loan Documents (except to the extent applicable to an earlier date) shall be true and correct in all material respects on and as of such date as if made on and as of such date (both before and after giving effect to such Credit Event).

    (b) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to such Credit Event requested to be made on such date.

    (c) Additional Matters. All corporate and other proceedings, and all documents, instruments and other legal matters in connection with the transactions contemplated by this Agreement and the other Loan Documents shall be reasonably satisfactory in form and substance to the Administrative Agent, and the Administrative Agent shall have received such other documents, instruments and legal opinions in respect of any aspect or consequence of the transactions contemplated hereby or thereby as it shall reasonably request.

Each Credit Event shall constitute a representation and warranty by the Borrower as of the date of such Credit Event that the statements in any document delivered by the Borrower in connection with such borrowing are true and correct and that the conditions contained in this Section 4.2 have been satisfied.

    (d) Additional Conditions to Letters of Credit. If the issuance of a Letter of Credit is requested pursuant to Sections 2.1 and 2.3, all conditions set forth therein with respect to the issuance of a Letter of Credit shall have been satisfied

    (e) Additional Conditions to Swingline Loans. If a Swingline Loan is requested pursuant to Sections 2.1 and 2.3, all conditions set forth therein with respect to Swingline Loans shall have been satisfied.

ARTICLE 5. INTENTIONALLY OMITTED

ARTICLE 6. INTENTIONALLY OMITTED

ARTICLE 7. INTENTIONALLY OMITTED

ARTICLE 8. COVENANTS

    8.1  Affirmative Covenants.  The Borrower hereby agrees that, so long as any of the Commitments remains in effect, any Letter of Credit remains outstanding, any Note remains outstanding and unpaid or any Obligation is owing to any Lender, the Issuing Lender or the Administrative Agent hereunder or under any other Loan Document, the Borrower shall and shall cause each of its Subsidiaries to:

    8.1.1  Financial Information, Reports, Notices, etc.  The Borrower will furnish, or will cause to be furnished, to each Lender and the Administrative Agent copies of the following financial statements, reports, notices and information:

    (a) as soon as practicable, but in any event within 60 days after the end of each of the first three quarterly fiscal periods in each Fiscal Year of the Borrower, consolidated (and to the extent that such are being prepared, consolidating) balance sheets of the Borrower and the Restricted Subsidiaries as at the end of such period and the related consolidated (and, as to statements of income and cash flows, if applicable and to the extent that such are being prepared, consolidating) statements of income, surplus or partners' capital, cash flows and stockholders' equity of the Borrower and the Restricted Subsidiaries (i) for such period and (ii) (in the case of the second and third quarterly periods) for the period from the beginning of the current Fiscal Year to the end of such quarterly period, setting forth in each case in comparative form the consolidated and, where applicable and as appropriate, consolidating figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail and certified by an authorized financial officer of the Managing General Partner as presenting fairly the information contained therein (subject to changes resulting from normal year-end adjustments), in accordance with GAAP applied on a basis consistent with prior fiscal periods, provided that delivery within the time period specified above of copies of the Public Partnership's quarterly report on Form 10-Q prepared in compliance with the requirements therefor and filed with the Securities and Exchange Commission shall be deemed to satisfy the requirements hereof to the extent such reports otherwise satisfy such requirements;

    (b) as soon as practicable but in any event within 120 days after the end of each Fiscal Year of the Borrower, consolidated (and to the extent that such are being prepared, consolidating) balance sheets of the Borrower and the Restricted Subsidiaries as at the end of such year and the related consolidated (and, as to statements of income and cash flows, if applicable and to the extent that such are being prepared, consolidating) statements of income, partners' capital, cash flows and unitholders' equity of the Borrower and the Restricted Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the consolidated and, where applicable and to the extent that such are being prepared, consolidating figures for the previous Fiscal Year, all in reasonable detail, provided that delivery within the time period specified above of copies of the Public Partnership's annual report on Form 10-K prepared in compliance with the requirements therefor and filed with the Securities and Exchange Commission shall be deemed to satisfy the requirements hereof to the extent such reports otherwise satisfy such requirements, and accompanied by a report thereon of Arthur Andersen LLP or other independent public accountants of recognized national standing selected by the Borrower, which report shall (1) contain no limitation on the scope of the audit and no material qualification or exception and (2) state that such consolidated financial statements present fairly the financial position of the Borrower and the Restricted Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and that the audit by such accountants in connection with such consolidated financial statements has been made in accordance with Generally Accepted Auditing Standards;

    (c) as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters and within 120 days after the end of each Fiscal Year of the Borrower, a certificate, executed by the chief financial Responsible Officer of the Borrower or Managing General Partner, showing (in reasonable detail and with appropriate calculations and computations in all respects satisfactory to the Administrative Agent) (1) compliance with the financial covenants set forth in Section 8.2.4, (2) the pro forma Consolidated Cash Flow Coverage of Debt Service, the Consolidated Cash Flow Coverage of Maximum Debt Service and the consolidated Debt of the Borrower and the Restricted Subsidiaries, in each case as set forth in Section 8.2.2(h) or, alternatively, a representation that the Borrower did not incur any additional Indebtedness pursuant to Section 8.2.2(h) during such fiscal period, (3) the ratio of the Coverage Test set forth in Section 8.2.6 and (4) such other information as may reasonably be requested by the Administrative Agent and stating that no Default exists, or, if any Default exists, stating the nature and status thereof;

    (d) promptly upon receipt thereof, copies of all reports, management letters and other detailed information (if any) prepared with respect to the Borrower or any Subsidiary by any independent public accountant in connection with each annual or interim audit of such Person;

    (e) as soon as possible and in any event within three Business Days after knowledge of the occurrence of each Default, a statement of the chief financial Responsible Officer of the Borrower setting forth details of such Default and the action which the Borrower has taken and propose to take with respect thereto;

    (f)  as soon as possible and in any event within three Business Days after (x) the occurrence of any material adverse development with respect to any litigation, action, proceeding, or labor controversy described in Section 3.8 or (y) the commencement of any labor controversy, litigation, action, proceeding of the type described in Section 3.8, notice thereof and copies of all documentation relating thereto;

    (g) within five Business Days after the sending or filing thereof, all reports, registration statements and prospectuses which either the Borrower, the Managing General Partner or the Public Partnership files with the Securities and Exchange Commission or any national securities exchange;

    (h) immediately upon becoming, aware of the institution of any steps by the Borrower or any other Person to terminate any Pension Plan, or the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a Lien under section 302(f) of ERISA, or the taking of any action with respect to a Pension Plan which could result in the requirement that the Borrower furnish a bond or other security to the PBGC or such Pension Plan, or the occurrence of any event with respect to any Pension Plan which could result in the incurrence by the Borrower of any material liability, fine or penalty, or any material increase in the contingent liability of the Borrower with respect to any post-retirement Welfare Plan benefit, notice thereof and copies of all documentation relating thereto or any assertion against the Borrower or any Subsidiary or any member of the Controlled Group of withdrawal liability of any Multiemployer Plan;

    (i)  within 60 Business Days after each Fiscal Quarter end, a certificate setting forth the Net Cash Proceeds from any Asset Sales, the application of such proceeds as permitted under Section 8.2.8, and the mandatory prepayments made as required by Section 2.6(b); and

    (j)  such other information respecting the condition or operations, financial or otherwise, of the Borrower or any Subsidiary as any Lender through the Administrative Agent may from time to time reasonably request.

    8.1.2  Compliance with Laws, etc.  The Borrower will, and will cause each of the Restricted Subsidiaries to, comply in all material respects with all Requirements of Law and in any event will:

    (a) maintain and preserve its existence in the jurisdiction of its organization as of the Closing Date and qualification as a foreign corporation or partnership; provided, however, that nothing in this Section 8.1.2 shall prevent the loss of the existence of any such Subsidiary or any such right or franchise if such loss is, in the judgment of the Borrower, both desirable in the conduct of business of the Borrower and its Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the Lenders individually or in the aggregate through a series of related transactions; and

    (b) pay, before the same become delinquent, all material taxes, assessments and governmental charges imposed upon it or upon its property except in each case (1) to the extent being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or (2) where the failure to do so would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, operations, assets or properties of the Borrower and the Restricted Subsidiaries (taken as a whole).

    8.1.3  Maintenance of Properties.  The Borrower will, and will cause each of the Restricted Subsidiaries to, maintain, preserve, protect and keep its properties in good repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times unless the Borrower determines in good faith that the continued maintenance of any of its properties is no longer economically desirable.

    8.1.4  Insurance.  The Borrower will, and will cause each of the Restricted Subsidiaries to, maintain or cause to be maintained with responsible insurance companies, insurance, including self insurance, with respect to its properties and business against such casualties and contingencies and of such types and in such amounts as is financially reasonable and customarily obtained by corporations or partnerships similarly situated.

    8.1.5  Books and Records.  The Borrower will, and will cause each of the Restricted Subsidiaries to, keep books and records which accurately reflect all of its business affairs and transactions.

    8.1.6  Inspection.  The Borrower shall permit the representatives of each Lender, at the expense of the Borrower at any time when a Default has occurred and is in existence and otherwise representatives of any Lender with a Total Commitment of not less than $10,000,000 with prior written notice at the expense of such Lender, to visit and inspect during normal business hours any of the properties of the Borrower or any Restricted Subsidiary of the Borrower, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants all at such reasonable times and intervals and as often as may be reasonably requested. The Borrower hereby authorizes the Borrower's and the Restricted Subsidiaries' independent accountants, and shall upon such request deliver a letter to the Borrower's and the Restricted Subsidiaries' independent public accountants authorizing them, to reply to and comply with the provisions of this Section 8.1.6.

    8.1.7  Environmental Covenant.  The Borrower will, and will cause each of its Subsidiaries to,

    (a) use and operate all of its facilities and properties in material compliance with all Environmental Laws, keep all material necessary permits, approvals, certificates, licenses and other authorizations relating to environmental matters in effect and remain in material compliance therewith, and handle all Materials of Environmental Concern in material compliance with all applicable Environmental Laws;

    (b) immediately notify the Administrative Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, and shall promptly cure and have dismissed with prejudice to the satisfaction of the Administrative Agent any actions and proceedings relating to compliance with Environmental Laws except to the extent being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books; and

    (c) provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 8.1.7.

    8.1.8  Ranking/Security.  The Borrower will cause the Obligations to be secured and rank pari passu with the Private Placement Debt and the other Parity Debt. All of the accounts receivable, inventory and customer storage tanks of the Borrower and the Restricted Subsidiaries created or acquired after the date hereof (except tanks financed pursuant to clause (e), (f) and (g) in Section 8.2.2) and the General Collateral will be pledged to secure the Parity Debt, the Private Placement Debt and the Obligations. In the event that the Borrower obtains or creates any Restricted Subsidiary (after the date hereof), the Borrower shall cause each such Restricted Subsidiary to issue a guarantee of the Obligations, the Private Placement Debt and the other Parity Debt and each such guarantee will be in favor of the Trustee and secured by all the Collateral of such Restricted Subsidiary.

    8.1.9  Use of Proceeds.  Use the proceeds of each extension of credit hereunder solely for the purposes set forth in Section 3.17.

    8.1.10  Clean Down Period.  The Borrower, for a period of thirty consecutive days during the period of February 1 to May 31 of each calendar year, will (a) make a repayment of the aggregate outstanding principal amount of all Revolving Credit Loans and Swingline Loans, if any, in an amount sufficient so as to cause such aggregate outstanding principal amount not to exceed $10,000,000 and (b) reduce all Letter of Credit outstanding, if any, in an amount sufficient so as to cause such aggregate Letter of Credit outstanding not to exceed $12,000,000.

    8.2  Negative Covenants  The Borrower hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding, any Note remains outstanding and unpaid or any Obligation is owing to any Lender, the Issuing Lender or the Administrative Agent hereunder or under any other Loan Document, the Borrower shall not:

    8.2.1  Business Activities.  The Borrower will not, nor will it permit any of the Restricted Subsidiaries to, engage in any material line of business, except those described in the first recital and such activities as may be incidental or related thereto.

    8.2.2  Indebtedness.  The Borrower will not, nor will it permit any of the Restricted Subsidiaries to, create, incur, assume or (except with respect to clause (h) below) suffer to exist or otherwise become or be liable in respect of any Indebtedness, other than, without duplication, the following:

    (a) Indebtedness identified on Schedule 3.6(b) and other Indebtedness existing on the Closing Date not to exceed $22,000,000;

    (b) Indebtedness evidenced by the Obligations;

    (c) Indebtedness evidenced by the Private Placement Debt;

    (d) additional Indebtedness of the Borrower and the Restricted Subsidiaries which is incurred in connection with additions, improvements or repairs (which may be capitalized on the Borrower's books in accordance with GAAP) of or additions to the assets of the Borrower (which may be secured equally and ratably with the Obligations), and which does not, at any time, in the aggregate exceed an amount equal to the net proceeds of any partnership interests sold by the Borrower or capital contributions received by the Borrower designated to finance such additions, repairs or improvements;

    (e) additional secured Indebtedness incurred in connection with Capital Lease Liabilities provided that (1) security shall extend only to such property or asset, (2) the obligation incurred does not exceed the fair market value of such property or asset (each as determined in good faith by the Board of Directors of the Managing General Partner), (3) after giving effect to such debt the Borrower could incur at least $1 of additional Indebtedness pursuant to the incurrence test in clause (h) below and (4) the amount of all such additional secured Indebtedness shall not exceed $10,000,000 in the aggregate;

    (f)  additional secured Indebtedness incurred in connection with purchase money obligations provided that (1) security shall extend only to such property or asset, (2) the obligation incurred does not exceed 85% of the fair market value of such property or asset (as determined in good faith by the Board of Directors of the Managing General Partner), and (3) after giving effect to such debt, the Borrower could incur at least $1 of additional Indebtedness pursuant to the incurrence test in clause (h);

    (g) additional secured Indebtedness incurred to pay all or a portion of the purchase price of property acquired by the Borrower or to secure obligations incurred in consideration of non-compete agreements, provided that (1) security shall extend only to the property or assets acquired, (2) such obligation does not exceed 85% of the fair market value of such property or asset, or 35% in the case of non-compete obligations (each as determined in good faith by the Board of Directors of the Managing General Partner), and (3) after giving effect to such Indebtedness the Borrower could incur at least $1 of additional Indebtedness pursuant to the incurrence test in clause (h) below;

    (h) additional Indebtedness of the Borrower and the Restricted Subsidiaries in excess of Indebtedness permitted by clause (a)-(g) above, if (a) the pro forma Consolidated Cash Flow Coverage of Debt Service (including the Indebtedness to be incurred and the repayment of any debt being refinanced and repaid) is greater than 2.50 (as at the end of the most recently ended Fiscal Quarter but giving effect to such additional Indebtedness as set forth in the definition of "Consolidated Cash Flow Coverage of Debt Service"), (b) the Consolidated Cash Flow Coverage of Maximum Debt Service (including the Indebtedness to be incurred and the repayment of any debt being refinanced and repaid) is greater than 1.25 (as at the end of the most recently ended Fiscal Quarter but giving effect to such additional Indebtedness as set forth in the definition of "Consolidated Cash Flow Coverage of Maximum Debt Service"), and (c) the consolidated Debt of the Borrower and the Restricted Subsidiaries (including the Indebtedness to be incurred) to pro forma Consolidated Cash Flow (as at the end of the most recently ended Fiscal Quarter but giving effect to such additional Indebtedness as set forth in the definition below) is less than 4.75:1.00. Such additional Indebtedness under this clause (h) may be secured equally and ratably with the Obligations;

    (i)  additional unsecured Indebtedness of the Borrower or the Restricted Subsidiaries owing to either General Partner or an Affiliate of either General Partner, provided that such Indebtedness (1) does not exceed $20,000,000 in the aggregate at any time outstanding, and (2) is created under an agreement pursuant to which such Indebtedness is subordinated to the Obligations pursuant to subordination provisions in the form set forth as Exhibit H;

    (j)  any Restricted Subsidiary of the Borrower may become liable with respect to Indebtedness owing to the Borrower or to another Restricted Subsidiary; provided that such Indebtedness is created under an agreement pursuant to which such Indebtedness is subordinated to the Obligations pursuant to subordination provisions in the form set forth as Exhibit H;

    (k) the Borrower and any Restricted Subsidiary may become liable with respect to certain pre-existing Indebtedness relating to any Person (including any Restricted Subsidiary), business or assets acquired by the Borrower and the Restricted Subsidiaries, provided that: (a) no Default or Event of Default shall have occurred and be continuing, (b) such Indebtedness was not incurred in anticipation of the acquisition of such Person, business or assets, and (c) either (i) the sum of (y) such Indebtedness and (z) the then outstanding Term Loans shall not exceed the greater of $35,000,000 or 40% of Consolidated Net Worth as of the date of incurrence, or (ii) after giving effect to such Person becoming a Restricted Subsidiary or the acquisition of such business or assets, the Borrower and the Restricted Subsidiaries could incur at least $1 of additional Indebtedness subject to the incurrence test in (h) above;

    (l)  Indebtedness pursuant to Interest Rate Agreements; and

    (m) Indebtedness pursuant to Commodity Hedging Agreements.

Notwithstanding the foregoing, the aggregate outstanding principal amount of all Indebtedness (other than obligations under guarantees in favor of holders of the Parity Debt, the Private Placement Debt and the Obligations) of Restricted Subsidiaries shall not exceed $10,000,000; provided, however, that in connection with the Borrower's acquisition of Propane Continental, Inc., via the Borrower's Restricted Subsidiary, Cornerstone Holding, the foregoing restriction shall be suspended with respect to Indebtedness of Cornerstone Holding to the extent that such Indebtedness is created under an agreement substantially in the form attached hereto as Exhibit H, pursuant to which such Indebtedness is subordinated to the Obligations.

Furthermore, if no Default shall have occurred and be continuing, the provisions of this Section will not prevent the Borrower and the Restricted Subsidiaries from:

  (i)
  becoming liable for Indebtedness secured equally and ratably with the obligations incurred for the purpose of extending, renewing, refunding or refinancing the Private Placement Debt or the Parity Debt, provided that (1) the principal amount of such Indebtedness shall not exceed the principal amount of the Private Placement Debt or the Parity Debt being extended, renewed, refunded or refinanced together with any accrued interest and premium with respect thereto and any costs and expenses related to such renewal, refunding or refinancing and (2) such Indebtedness (x) shall not mature prior to the stated maturity of the Parity Debt so exchanged or refinanced and (y) shall have an average life equal to or greater than the remaining average life of the Parity Debt so exchanged or refinanced;

  (ii)
  becoming liable for unsecured Indebtedness incurred for the purpose of extending, renewing, refunding or refinancing, the Private Placement Debt or Parity Debt or other Indebtedness provided that (1) the principal amount of such unsecured Indebtedness to be incurred shall not exceed the principal amount of the Parity Debt or other Indebtedness being extended, renewed, refunded or refinanced together with any accrued interest and premium with respect thereto and any costs and expenses related to such extension, renewal, refunding or refinancing and (2) such Indebtedness (x) shall not mature prior to the stated maturity of the Parity Debt or other Indebtedness so exchanged or refinanced and (y) shall have an average life equal to or greater than the remaining average life of the Parity Debt or other Indebtedness so exchanged or refinanced; and

  (iii)
  becoming liable for secured Indebtedness other than the Private Placement Debt or Parity Debt incurred for the purpose of extending, renewing, refunding or refinancing permitted secured Indebtedness other than the Private Placement Debt or Parity Debt provided that (1) the principal amount of such secured Indebtedness to be incurred shall not exceed the principal amount of the secured Indebtedness being extended, renewed, refunded or refinanced together with any accrued interest and premium with respect thereto and any costs and expenses related to such extension, renewal, refunding or refinancing, (2) such Indebtedness (x) shall not mature prior to the stated maturity of the Indebtedness so exchanged or refinanced and (y) shall have an average life equal to or greater than the remaining average life of the Indebtedness so exchanged or refinanced, and (3) the security therefor shall not be increased.

    8.2.3  Liens.  The Borrower will not, nor will it permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

    (a) Liens in the Collateral created in favor of the Trustee for the benefit of the Lenders, the Private Placement Debt holders, the holders of Parity Debt and the counterparties to Interest Rate Agreements;

    (b) Liens in favor of holders of certain specified permitted secured Indebtedness pursuant to clauses (a), (e), (f), (g), (k) and (m) of Section 8.2.2 and extensions, renewals, refundings or refinancings thereof permitted pursuant to (i) of the last section of Section 8.2.2; provided that Liens with respect to Indebtedness permitted pursuant to clause (a) shall be in existence on the date hereof and Liens with respect to Indebtedness pursuant to clause (m) may not attach to any property other than commodities subject to the applicable Commodity Hedging Agreement and cash held in margin accounts related directly thereto;

    (c) Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

    (d) Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

    (e) Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

    (f)  judgment Liens (1) in existence less than 15 days after the entry thereof or (2) with respect to which execution has been stayed or (3) the payment of which is covered in full (subject to a customary deductible or co-insurance amount) by insurance maintained with responsible insurance companies not exceeding $100,000 at any time in existence;

    (g) Liens on property or assets of any Restricted Subsidiary of the Borrower securing indebtedness of such Restricted Subsidiary to the Borrower or any other Restricted Subsidiary;

    (h) Liens incurred in connection with self insurance arrangements;

    (i)  Liens incidental to the conduct of its business or ownership of its assets which were not incurred in connection with the borrowing of money and which do not materially impair the use thereof by the Borrower or any Restricted Subsidiary;

    (j)  leases or subleases granted to others, zoning restrictions, easements, licenses, reservations, rights-of-way, restrictions on the use of property or irregularities of title and other similar changes, encumbrances and Liens which do not materially impair the use thereof by the Borrower or any Restricted Subsidiary;

    (k) Liens securing Indebtedness described on Schedule 8.2.3; or

    (l)  Liens continued on renewals or extension of Indebtedness previously secured so long as the principal amounts of the Indebtedness secured thereby are not increased;

provided, however, that Liens on real estate shall be limited to real estate acquired after the date hereof securing Indebtedness not in excess of $500,000 per Fiscal Year.

    8.2.4  Financial Condition.  The Borrower shall not permit:

    (a) the Total Funded Indebtedness to Consolidated Cash Flow Ratio as at the end of any Fiscal Quarter to be greater than 5.75:1.00 at any time on or before March 31, 2002; or 5.50:1.00 at any time thereafter; provided, that, for purposes of this Section 8.2.4, if the amount of actual cash on hand of the Borrower and the Restricted Subsidiaries is at least $1,000,000, then not more than $10,000,000 of such actual cash on hand shall be netted against Total Funded Indebtedness; or

    (b) the ratio of Consolidated Cash Flow to Consolidated Interest Expense as at the end of any Fiscal Quarter to be less than 2.0:1.00 at any time.

Notwithstanding any provision in the definition of "Consolidated Cash Flow", for the purposes of this Section 8.2.4, Consolidated Cash Flow shall be calculated, at the option of the Borrower as specified in each certificate delivered pursuant to Section 8.1.1(c), for (x) the most recently ended four consecutive Fiscal Quarters or (y) (1) the most recently ended eight consecutive Fiscal Quarters divided by (2) two.

    8.2.5  Investments.  Neither the Borrower nor any of the Restricted Subsidiaries will purchase or own any stock or other securities of any other Person, make any acquisitions or make loans or capital contributions to or guarantee the obligations of any other Person (other than guarantees that would be permitted as Indebtedness under Section 8.2.2) or make any other Investments, except:

    (a) investments, advances and loans by the Borrower to any Restricted Subsidiary and investments, advances or loans to the Borrower by any Restricted Subsidiary;

    (b) extensions of trade credit and advances to third parties in the ordinary course of business;

    (c) loans and advances to officers and employees in the ordinary course of business in amounts not exceeding, in the aggregate, $2,500,000 at any time outstanding;

    (d) investments received in connection with the exercise of customary creditors' rights upon default;

    (e) guarantees (excluding guarantees of Indebtedness) undertaken in the ordinary course of business;

    (f)  investments in Interest Rate Agreements and Commodity Hedging Agreements;

    (g) investments in short-term, high quality marketable securities;

    (h) investments in Capital Stock or other equity interests, but only if, upon completion of such transactions, the issuer of such equity interests becomes a Restricted Subsidiary;

    (i)  investments (other than those included in (h) above) in the Capital Stock of, or joint venture, partnership or other equity interests in, or the contributions to capital in the ordinary course of business of, (1) an Unrestricted Subsidiary whose primary business is the purchase and sale of propane or other petroleum products on a wholesale basis in an aggregate amount of up to $3,000,000 and (2) its Unrestricted Subsidiaries in an aggregate amount of up to (x) $10,000,000 per Fiscal Year and (y) on a cumulative basis, no more than 10% of Consolidated Net Worth, in each case, to be increased by the net proceeds of any partnership interests sold by the Borrower or capital contributions received by the Borrower from the Managing General Partner designated to finance such investments, in each case, without duplication, net of any cash distributions received from all Unrestricted Subsidiaries for such period; provided, that, both immediately before and after giving effect to each such investment, (x) no Default or Event of Default shall have occurred and be continuing and (y) the Borrower is in compliance with the Coverage Test set forth in Section 8.2.6(a); and

    (j)  acquisitions of Persons engaged in the Propane Distribution Business to the extent that (1) both before and after each acquisition, each of the statements contained in Section 8.1.1(a), (b) and (c) shall be true and correct and (2) after each acquisition in excess of $15,000,000, the Borrower shall deliver to the Administrative Agent a certificate demonstrating compliance with the covenants contained in Section 8.2.4.

    8.2.6  Restricted Payments, etc.

    (a) The Borrower will not make any Restricted Payment, other than:

  (i)
  dividend payments needed to pay the tax liability and legal, accounting and other professional fees and expenses of the Managing General Partner; and

  (ii)
  provided that (A) no Default exists, both immediately before and after giving effect to such Restricted Payment and (B) the pro forma ratio of the Coverage Test is greater than 2.50:1.00 for the period of four Fiscal Quarters immediately preceding the date of such Restricted Payment, quarterly Restricted Payments in an aggregate amount not to exceed Available Cash in the preceding Fiscal Quarter; provided that so long as the aggregate amount of such payments does not exceed (1) $5,200,000 for Restricted Payments made during any Fiscal Quarter ending March 31st or September 30th or (2) $7,550,000 for Restricted Payments made during any Fiscal Quarter ending June 30th or December 31st, the pro forma ratio of the Coverage Test for the period of four Fiscal Quarters immediately preceding the date of such Restricted Payment shall be greater than 2.00:1.00. Upon satisfaction of the Coverage Test and subsequent declaration by the Borrower, Restricted Payments must be made within 60 days and if the Restricted Payment would have been permitted as of the date of such declaration, such Restricted Payment shall be permitted if made during such 60 day period.

    (b) The Borrower will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions on or in respect of its Capital Stock, or pay any indebtedness owed to the Borrower, (2) make loans or advances to the Borrower or (3) transfer any of its properties or assets to the Borrower, except for such encumbrances or restrictions existing under or by reason of customary non-assignment provisions in any lease governing a leasehold interest or other contract entered into in the ordinary course of business consistent with past practices.

    8.2.7  Consolidation, Merger, etc.  The Borrower will not, and will not permit any of its Subsidiaries to, merge or consolidate with any Person and the Borrower will not, and will not permit, any Restricted Subsidiary to, transfer all or substantially all its assets to any Person, except:

      (a) any Restricted Subsidiary may consolidate with or merge into or transfer all or substantially all of its assets to the Borrower or any other Restricted Subsidiary;

      (b) any entity may consolidate with or merge into the Borrower or a Restricted Subsidiary if the Borrower or a Restricted Subsidiary is the surviving entity and after giving effect to such transaction (a) the Borrower's Consolidated Net Worth shall not be less than its Consolidated Net Worth immediately prior to such transaction (without regard to purchase accounting adjustments), (b) neither the Borrower nor any of its Subsidiaries shall be liable with respect to Indebtedness or allow its property to be subject to any Lien which is not permitted hereby, (c) the Borrower can incur at least $1 of additional Indebtedness pursuant to clause (h) under Section 8.2.2; provided, however, this provision (b)(c) shall not apply if the consolidating or merging Person has no outstanding Indebtedness, (d) substantially all of the assets and business of the Borrower and the Restricted Subsidiaries are located in the U.S., and (e) at the time of such merger or consolidation, and after giving effect thereto, no Default or Event of Default shall exist; and

      (c) the Borrower may consolidate or merge with another Person or transfer all or substantially all its assets to another entity if (a) the surviving or transferee entity is a corporation or limited partnership organized under U.S. law and such entity assumes all of the obligations under the Agreement and the Security Documents and delivers a legal opinion reasonably acceptable to Required Lenders to the effect that the assumption agreement has been duly authorized, executed and delivered by and is enforceable against the successor; and (b) after giving effect to such transaction (i) such entity shall not have a consolidated net worth of less than the Consolidated Net Worth of the Borrower immediately prior to such transaction (without regard to purchase accounting adjustments); (ii) such entity shall not be liable with respect to Indebtedness or allow its property to be subject to any Lien which is not permitted hereby; (iii) such entity can incur at least $1 of additional Indebtedness pursuant to clause (h) under Section 8.2.2; provided, however, this provision (c)(b)(iii) shall not apply if the consolidating or merging entity has no outstanding Indebtedness; (iv) substantially all the assets and business of such entity are located in the U.S.; and (v) at the time of such merger, consolidation, sale or other transaction no Default shall exist.

    8.2.8  Asset Sales, etc.  Except in connection with a transaction permitted under Section 8.2.7 and investments in Restricted Subsidiaries or Unrestricted Subsidiaries permitted under Section 8.2.5, neither the Borrower nor any of the Restricted Subsidiaries may sell or dispose of any portion of its property (excepting abandonment, sale of inventory or other dispositions in the ordinary course of business), or sell equity interests in any Restricted Subsidiary to any third party (all of the foregoing, are herein called "Asset Sales"), unless:

      (a) immediately before and after giving effect to such transaction, no Default shall exist or be continuing;

      (b) an amount equal to the Net Cash Proceeds from such Asset Sales in excess of $7,500,000 per Fiscal Year and $30,000,000 from November 20, 1998 through the Termination Date have been spent within 90 days before the sale of such assets or are committed to be expended within 365 days after the sale of such assets for assets in the United States in a line of business as described in Section 8.2.1 and which assets, to the extent the assets so sold, constituted a portion of the General Collateral, shall be added to the Collateral, or for the making of (or offering to make) pro rata principal payments on other Parity Debt, the Private Placement Debt (including any premium that may be due thereon in connection with any such prepayment) and the Obligations (to the extent prepayment is as a result of such Asset Sales as required by the terms hereof) and a certificate has been received by the Administrative Agent attesting to the receipt of fair value for the assets, as determined by the Board of Directors of the Managing General Partner, and to the proper application of the proceeds, and

      (c) 70% or more of the consideration received is in the form of cash or marketable securities; provided, however, that the amount of (1) any liabilities (as shown on the Borrower's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Borrower or any Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the Obligations) that are assumed by the transferee of any such assets and (2) any notes or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are promptly converted into cash (to the extent of the cash received), shall be deemed to be cash for the purposes of this clause (c); provided further that any sale of assets not in excess of $1,000,000 may be made for a cash consideration (subject to the same assumptions) not less than 25% of the consideration therefor.

Dispositions of Collateral made in accordance with this Section 8.2.8 shall be made free and clear of the liens securing other Parity Debt.

Notwithstanding the foregoing, the Borrower and the Restricted Subsidiaries may sell or dispose of (i) real property assets sold or disposed of within 12 months of the acquisition of such assets, and (ii) all other assets sold or disposed of within 6 months of the acquisition of such assets, in each case constituting a portion of an acquired business, if (y) such assets are specifically designated to the Administrative Agent in writing at the time of acquisition or within 30 business days thereafter as assets designated to be disposed of, and (z) a certificate of the Managing General Partner has been received by the Trustee attesting to the receipt of fair value for the assets. Such sales under this paragraph will not be applied towards the annual or cumulative limitations in the preceding paragraph.

Notwithstanding the foregoing, the Borrower may at any time exchange assets for other like assets in a line of business in which the partnership or the Restricted Subsidiaries are engaged provided the fair market values of the assets included in such exchange are substantially equivalent and the total book value of assets exchanged in (i) any such transaction shall not exceed 7.5% of then consolidated total assets of the Borrower, (ii) all such transactions in any one year shall not exceed 15% of then consolidated total assets of the Borrower or (iii) all such transactions after the date of the Agreement shall not exceed 30% of then consolidated total assets of the Borrower. With respect to the exchange of assets in any one transaction in excess of $10,000,000, a fairness opinion satisfactory to the Required Lenders shall be obtained.

    8.2.9  Modification of Certain Agreements.  The Borrower will not consent to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to, any document or instrument evidencing or applicable to the Private Placement Debt, which increases any amount payable thereunder or shortens the terms thereof or increases any installment or required prepayment.

    8.2.10  Transactions with Affiliates.  Except for the transactions or conduct listed on Schedule 8.2.10 ("Transactions with Affiliates"), the Borrower will not, and will not permit any Restricted Subsidiary to, directly or indirectly, engage in any transaction with any Affiliate, including, without limitation, the purchase, sale or exchange of assets or the rendering of any service, to the Borrower's or such Restricted Subsidiary's business except upon fair and reasonable terms that are no less favorable to the Borrower or such Restricted Subsidiary, as the case may be, than those which might be obtained in an arm's-length transaction at the time such transaction is agreed upon from Persons which are not such an Affiliate, provided that the foregoing limitations and restrictions shall not apply to any transaction between the Borrower and any Restricted Subsidiary or between Restricted Subsidiaries, or to loans and advances to officers and employees made in the ordinary course of business up to $2,500,000 at any time outstanding.

    8.2.11  Negative Pledges, Restrictive Agreements, etc.  The Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement (excluding this Agreement, any other Loan Document and any agreement governing any Indebtedness permitted herein) prohibiting the creation or assumption of any Lien upon its properties, revenues or assets, whether now owned or hereafter acquired, or the ability of the Borrower or any other Obligor to amend or otherwise modify this Agreement or any other Loan Document.

    8.2.12  Limitation on Issuance of Subsidiary Stock.  Except as otherwise permitted herein, the Borrower shall not permit any of the Restricted Subsidiaries to, directly or indirectly, issue, contingently or otherwise, any shares of any Restricted Subsidiary's Capital Stock, warrants, rights or options to purchase or acquire shares of such Restricted Subsidiary's Capital Stock, except to the Borrower or any of the other Restricted Subsidiaries.

    8.2.13  Operating Leases.  The aggregate obligations of the Borrower and the Restricted Subsidiaries for the payment of rent for any property under lease or agreement to lease (excluding obligations of the Borrower and the Restricted Subsidiaries under or with respect to Synthetic Leases) for any Fiscal Year shall not exceed the greater of (a) $10,000,000 and (b) 15% of Consolidated Cash Flow of the Borrower and the Restricted Subsidiaries for, at the option of the Borrower as specified in each certificate delivered pursuant to Section 8.1.1(c), (i) the most recently ended four consecutive Fiscal Quarters or (ii) (A) the most recently ended eight consecutive Fiscal Quarters divided by (B) two; provided, however, that any payment of rent for any property under lease or agreement to lease for a term of less than one year (after giving effect to all automatic renewals) shall not be subject to this Section 8.2.13.

    8.2.14  Designation of Restricted and Unrestricted Subsidiaries.  The Borrower may designate any Restricted Subsidiary or newly acquired or formed subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary or newly acquired or formed subsidiary as a Restricted Subsidiary, in each case subject to satisfaction of each of the following conditions:

       (i) immediately before and after giving effect to such designation, no Default shall exist and be continuing;

      (ii) the Borrower would have been in compliance with every provision of this Agreement as at the end of the most recently ended Fiscal Quarter as if such designation had taken place as at the commencement of the four Fiscal Quarter period ending at such Fiscal Quarter end;

      (iii) the designation of Unrestricted Subsidiaries after the Refunding Effective Date shall not exceed at any time 5% of the Borrower's consolidated assets;

      (iv) after giving effect to such designation, (y) the Borrower would be permitted to incur at least $1 of additional Indebtedness in accordance with the provisions of clause (h) of Section 8.2.2, other than in the case of a designation of an Unrestricted Subsidiary that does not have any Indebtedness as a Restricted Subsidiary, and (z) the Borrower and the Restricted Subsidiaries would not be liable with respect to any Indebtedness or guarantee, would not own any Investments and their property would not be subject to any Lien not permitted by the terms of Section 8.2.2, Section 8.2.3 and Section 8.2.5;

      (v) in the case of a designation as an Unrestricted Subsidiary, (x) if such designation (and all other prior designations of Restricted Subsidiaries or newly acquired or formed Subsidiaries as Unrestricted Subsidiaries during the then current Fiscal Year) were deemed to constitute a sale by the Borrower of all the assets (other than cash in the case of newly acquired or newly formed businesses) of the Subsidiary so designated, such sale would be in compliance with section (a) of Section 8.2.8 and (y) if such designation (and all other prior designations of Restricted Subsidiaries or newly acquired or formed Subsidiaries as Unrestricted Subsidiaries during the current fiscal year) were deemed to constitute an Investment by the Borrower in respect of all the assets of the

  Borrower so designated, such Investment would be in compliance with clause (i) of Section 8.2.5, in each case with the net proceeds of such sale or the amount of such Investment being deemed to equal the net book value of such assets in the case of a Restricted Subsidiary or the cost of acquisition or formation in the case of a newly acquired or formed Subsidiary, provided, that this subdivision (v) shall not apply to an acquisition or formation by the Borrower or a Restricted Subsidiary of a newly acquired or formed Unrestricted Subsidiary to the extent such acquisition or formation (1) is funded solely by the net cash proceeds received by the Borrower from either General Partner or the Public Partnership as a capital contribution or as consideration for the issuance by the Borrower of additional partnership interests or (2) the assets involved in such acquisition are acquired in exchange for additional partnership interests of the Borrower or the Public Partnership;

      (vi) in the case of a designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not have been an Unrestricted Subsidiary prior to being designated a Restricted Subsidiary;

     (vii) the Borrower shall deliver to each Lender, within 20 Business Days after any such designation, an Officer's Certificate stating the effective date of such designation and stating that the foregoing conditions have been satisfied. Such certificate shall be accompanied by a schedule setting forth in reasonable detail the calculations demonstrating compliance with such conditions, where appropriate; and

     (viii) in the case of the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, such new Restricted Subsidiary shall be deemed to have (a) made or acquired all Investments owned by it and (b) incurred all Indebtedness owing by it and all Liens to which it or any of its properties are subject, on the date of such designation.

    8.2.15  Organic Documents.  The Borrower will not, and will not permit any Subsidiary, to alter any Organic Document of such entity in any manner which would have a material adverse effect on the condition (financial or otherwise), business, operations, assets or properties of the Borrower and the Restricted Subsidiaries (taken as a whole).

ARTICLE 9.  EVENTS OF DEFAULT

    9.1  Events of Default.  If any of the following events shall occur and be continuing:

      (a) The Borrower shall default in the payment or prepayment when due of any principal of any Loan, or the Borrower shall default (and such default shall continue unremedied for a period of five Business Days) in the payment when due of any interest, fee or other Obligation; or

      (b) Any material representation or warranty of the Borrower or any other Obligor made or deemed to be made hereunder or in any other Loan Document executed by it or any other writing or certificate furnished by or on behalf of the Borrower or any other Obligor to the Administrative Agent or any Lender for the purposes of or in connection with this Agreement or any such other Loan Document (including any certificates delivered pursuant to Article IV) is or shall be incorrect in any material respect when made; provided that this clause shall not apply to the Parent Guarantor's obligations under Sections 4.03, 4.04 and 5 of the Parent Guaranty; or

      (c) Any Obligor shall default in the due performance and observance of any Obligation or agreement contained herein or in any other Loan Document, and such default shall continue unremedied for a period of 30 days after actual knowledge thereof by a Responsible Officer; provided that this clause shall not apply to the Parent Guarantor's obligations under Sections 4.03, 4.04 and 5 of the Parent Guaranty; or

      (d) The Borrower or any Restricted Subsidiary shall default (after notice and the expiration of any applicable grace period) in the payment of any amount of principal, premium or interest on any Indebtedness (other than the Notes), or any event shall occur or condition shall exist in respect of any Indebtedness of the Borrower or any of the Restricted Subsidiaries (other than the Notes) and the effect of such event or condition is to cause (or to permit the holders of such Indebtedness to cause) such Indebtedness to become due before its stated maturity, in each case, if the outstanding principal balance of such Indebtedness is in excess of $10,000,000 in the aggregate; or

      (e) Any judgment or order for the payment of money in excess of $10,000,000, net of insurance coverage, shall be rendered against the Borrower or any Restricted Subsidiary and

         (i) such judgment or order is non appealable, has not been stayed pending appeal, or all rights to appeal such judgment have expired or been exhausted; and

        (ii) such judgment or order shall remain undischarged for a period of sixty consecutive days after the date due; or

      (f)  Any of the following events shall occur with respect to any Pension Plan:

         (i) the institution of any steps by the Borrower, any member of its Controlled Group or any other Person to terminate a Pension Plan if, as a result of such termination, the Borrower or any such member could be required to make a contribution to such Pension Plan, or could reasonably expect to incur a liability or obligation to the PBGC, in excess of $500,000; or

        (ii) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under section 302(f) of ERISA; or

      (g) Any Change of Control shall occur; or

      (h) Any of the following events shall occur:

         (i) filing by or on the behalf of the Borrower or the Managing General Partner of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar act or law, state or federal, now or hereafter existing ("Bankruptcy Law"), or any action by the Borrower or the Managing General Partner for, or consent or acquiescence to, the appointment of a receiver, trustee or other custodian of the Borrower or the Managing General Partner, or of all or a substantial part of its property; or the making by the Borrower or the Managing General Partner of any assignment for the benefit of creditors; or the admission by the Borrower or the Managing General Partner in writing of its inability to pay its debts as they become due; or

        (ii) filing of any involuntary petition against the Borrower or the Managing General Partner in bankruptcy or seeking reorganization, arrangement or readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable Federal or state law; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over the Borrower or the Managing General Partner or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of the Borrower or the Managing General Partner or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of the Borrower or the Managing General Partner and continuance of any such event for 60 consecutive days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged; or

        (iii) filing by or on the behalf of any Restricted Subsidiary of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law, or any action by any Restricted Subsidiary for, or consent or acquiescence to, the appointment of a receiver, trustee or other custodian of such Restricted Subsidiary or of all or a substantial part of its property; or the making by any Restricted Subsidiary of any assignment for the benefit of creditors; or the admission by any Restricted Subsidiary in writing of its inability to pay its debts as they become due; or

        (iv) filing of any involuntary petition against any Restricted Subsidiary in bankruptcy or seeking reorganization, arrangement or readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable Federal of state law; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over any Restricted Subsidiary or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of any Restricted Subsidiary or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of any Restricted Subsidiary; and continuance of any such event for 60 consecutive days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged; or

        (v) taking any action authorizing, or in furtherance of, any of the foregoing by the Borrower, the Managing General Partner or any Restricted Subsidiary; or

      (i)  Any of the Security Documents or documents guaranteeing the Notes shall cease in any material respect to be in full force and effect or shall be declared to be null and void in whole or in a material part by the final judgment (which is non-appealable or has not been stayed pending appeal or as to which all rights to appeal have expired or have been exhausted) of a court or other governmental or regulatory authority having jurisdiction or the validity or enforceability thereof shall be contested by or on behalf of the Borrower or any Restricted Subsidiary or the Borrower or any Restricted Subsidiary shall renounce any of the same or deny that it has any or further liability thereunder; or

      (j)  Any order, judgment or decree is entered in any proceeding against the Borrower decreeing a split-up of the Borrower which requires the divestiture of assets representing a substantial part, or the divestiture of the stock of a Restricted Subsidiary whose assets represent a substantial part, of the consolidated assets of the Borrower and Subsidiaries (determined in accordance with GAAP) or which requires the divestiture of assets, or stock of a Restricted Subsidiary, which shall have contributed a substantial part of the consolidated Net Income of the Borrower and the Restricted Subsidiaries for any of the three fiscal years then most recently ended, and such order, judgment or decree shall not be dismissed or execution thereon stayed pending appeal or review within 60 days after entry thereof, or in the event of such a stay, such order, judgment or decree or decree shall not be dismissed within 60 days after such stay expires; or

      (k) Any change to any Organic Document of either General Partner which would have a material adverse effect on the condition (financial or otherwise), business, operations, assets or properties of the Borrower and its Subsidiaries (taken as a whole);

  then, and in any such event, (A) if such event is an Event of Default specified in paragraph (h) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement (including all amounts due in respect of Letters of Credit, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) and the Notes shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, by notice to the Borrower, declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders the Administrative Agent shall, by notice to the Borrower, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement (including all amounts due in respect of Letters of Credit, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) and the Notes to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived.

ARTICLE 10.  THE ADMINISTRATIVE AGENT

    10.1  Appointment.  Each Lender hereby irrevocably designates and appoints CSFB as Administrative Agent and to act as its agent under this Agreement and the other Loan Documents. Each such Lender irrevocably authorizes the Administrative Agent, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Each Lender further authorizes and directs the Administrative Agent to execute and deliver releases (or similar agreements) to give effect to the provisions of this Agreement and the other Loan Documents, including specifically, without limitation, the provisions of Section 8.2.7 hereof. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein or in therein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

    10.2  Delegation of Duties.  The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

    10.3  Exculpatory Provisions.  Neither Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except for its own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties, made by the Borrower or any officer or any of them contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or the Notes or any other Loan Document or for any failure of the Borrower to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of the Borrower or any Subsidiary.

    10.4  Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the Notes and the other Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Notes.

    10.5  Notice of Default.  The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

    10.6  Non-Reliance on Agent and Other Lenders.  Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereafter taken, including any review of the affairs of the Borrower, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower.

Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder or furnished to the Administrative Agent for the account of, or with a counterpart or copy for, each Lender, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrower which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

    10.7  Indemnification.  The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so) and its directors, officers, employees and agents, ratably according to their respective Commitment Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their Commitment Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Notes) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent's gross negligence or willful misconduct. Each Lender having a Revolving Credit Commitment agrees to reimburse each of the Issuing Lender and its directors, officers, employees and agents, in each case to the same extent and subject to the same limitations as provided above for the Administrative Agent. The agreements in this Section shall survive the payment of the Obligations hereunder.

    10.8  Agent in Its Individual Capacity.  The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower and any Subsidiary as though the Administrative Agent were not an Agent hereunder and under the other Loan Documents. With respect to Loans made or renewed by it and any Note issued to it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include each Agent in its individual capacity.

    10.9  Successor Administrative Agent.  The Administrative Agent may resign as Administrative Agent upon ten days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall, with the consent of the Borrower (which consent shall not be unreasonably withheld and shall not be required if an Event of Default shall have occurred that is continuing) appoint a successor administrative agent, whereupon such successor Administrative Agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor Administrative Agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Notes. After any retiring or terminated Administrative Agent's resignation or termination, as the case may be, as Administrative Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

ARTICLE 11.  MISCELLANEOUS

    11.1  Amendments and Waivers.  Neither this Agreement, any Note or any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the Borrower written amendments, supplements or modifications hereto for the purpose of adding any provisions to this Agreement or changing in any manner the rights of the Lenders or of the Borrower hereunder, (b) enter into with the Borrower written amendments, supplements or modifications to the Note and the other Loan Documents for the purpose of adding provisions to the Notes or such other Loan Documents or changing in any manner the rights of the Lenders or the Borrower thereunder or (c) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement, the Notes or the other Loan Documents or any Default or Event of Default and its consequences; provided that no such waiver and no such amendment, supplement or modification (i) shall reduce the amount or extend the scheduled date of maturity of the Note of any Lender or of any installment thereof, or reduce the stated rate of any interest or fee payable hereunder or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of any Lender's Commitments, in each case, without the consent of such Lender, or (ii) shall amend, modify or waive any provision of this Section, or vary any provision of this Agreement or any other Loan Document which specifically by its terms requires the approval or consent of all the Lenders or reduce the percentage specified in the definition of Required Lenders, or consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, the Notes and the other Loan Documents, in each case, without the written consent of all the Lenders, or (iii) shall amend, modify or waive any provision of Section 2.1(c), 2.4(c), 2.20 or 10.7 (to the extent relating to the Issuing Lender) or any LOC Document without the written consent of the Issuing Lender, or (iv) shall amend, modify or waive any provision of Article 10 or any other provision in any Loan Document governing the rights or obligations of the Administrative Agent without the written consent of the then Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Borrower, the Lenders, the Administrative Agent and all future holders of the Notes. In the case of any waiver, the Borrower, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding Notes and any other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

    11.2  Notice.  All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or, in the case of notice by mail, when received, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower or the Administrative Agent, and as set forth in Schedule I in the case of any Lender, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes:

Borrower:	Cornerstone Propane, L.P. c/o Cornerstone Propane Partners 432 Westridge Drive Watsonville, California 95076 Attention: Chief Financial Officer

with a copy to:	McCutchen, Doyle, Brown & Enersen 1900 University Avenue East Palo Alto, CA 94303 Attention: Bartley C. Deamer
and
Northwestern Corporation 125 S. Dakota Avenue, Suite 1100 Sioux Falls, South Dakota 57104 Attention: Chief Financial Officer
Administrative Agent:	Credit Suisse First Boston Eleven Madison Avenue New York, New York 10010-3629 Attention: Agency Department Manager

provided that any notice, request or demand to or upon the Administrative Agent made under this Agreement may be made by telephone, with prompt written confirmation thereafter of such telephonic notice, and the Administrative Agent shall be entitled to rely on such telephonic notice; provided, further, that any notice, request or demand to or upon the Administrative Agent and the Lenders pursuant to Section 2.3, Section 2.5, Section 2.8, Section 2.9, Section 2.10 or Section 2.15 shall not be effective until received.

    11.3  No Waiver; Cumulative Remedies.  No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

    11.4  Survival of Representations and Warranties.  All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans hereunder.

    11.5  Payment of Expenses and Taxes; Indemnification.  The Borrower agrees (a) to pay or reimburse the Administrative Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement, the Notes and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent, (b) to pay or reimburse the Administrative Agent and each Lender for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the Notes, the other Loan Documents and any such other documents, including, without limitation, the fees and disbursements of counsel (including allocated costs of internal counsel) to the Administrative Agent and each Lender, (c) to pay or reimburse the Administrative Agent and each Lender for all its costs and expenses incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a "workout" or in connection with any insolvency or bankruptcy proceedings or otherwise, including, without limitation, the fees and disbursements of counsel (including allocated costs of internal counsel) to the Administrative Agent and each Lender, (d) to pay, and indemnify and hold harmless the Administrative Agent and each Lender from, any and all present or future stamp, documentary or excise taxes or similar charges, any and all recording and filing fees, and any and all liabilities with respect thereto, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or payment under, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the Notes, the other Loan Documents and any such other documents, and (e) to pay, and indemnify and hold harmless the Administrative Agent and each Lender (including each of their respective parents, subsidiaries, officers, directors, employees, agents and affiliates) from and against, any and all other claims, demands, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, settlements, expenses or disbursements of whatever kind or nature arising from, in connection with or with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the Notes, the other Loan Documents, or any other documents or the use of the proceeds of the Loans or any other purpose (all the foregoing in this clause (e), collectively, the "indemnified liabilities"); provided that the Borrower shall not have any obligation hereunder to the Lenders with respect to indemnified liabilities arising from the gross negligence or willful misconduct of the Administrative Agent or such Lender. The agreements in this Section 11.5 shall survive repayment of the Obligations hereunder.

    11.6  Successors and Assigns; Participations and Assignments.  (a) This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lenders, the Administrative Agent, all future holders of the Notes and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender.

      (b) Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Commitment of such Lender or any other interest hereunder and under the other Loan Documents. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Agreement and the other Loan Documents, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents. The Borrower agrees that if amounts outstanding under this Agreement and the Notes are due or unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement and any Note to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement or any Note; provided that, in purchasing such participating interest, such Participant shall be deemed to have agreed to share with the Lenders the proceeds thereof as provided in Section 11.7(a) as fully as if it were a Lender hereunder. The Borrower also agrees that each Participant shall be entitled to the benefits of Section 2.14, Section 2.15 and Section 2.16 with respect to its participation in the Commitments and the Loans outstanding from time to time as if it were a Lender; provided that, in the case of Section 2.15, such Participant shall have complied with the requirements of said Section; and provided, further, that no Participant shall be entitled to receive any greater amount pursuant to any such Section than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

      (c) Any Lender, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time and from time to time may assign to any Lender or any affiliate or Approved Fund thereof with the consent of the Administrative Agent, or, with the consent of the Borrower (so long as no Event of Default shall have occurred which is continuing) and the Administrative Agent (which consent, in the case of either the Borrower or the Administrative Agent, shall not be unreasonably withheld), to an additional bank or financial institution (an "Assignee") all or any part of its rights and obligations under this Agreement and the Notes pursuant to an "Assignment and Assumption Agreement," substantially in the form of Exhibit D, executed by such Assignee, such assigning Lender and, in the case of an Assignee that is not then a Lender or an affiliate or Approved Fund thereof, by the Borrower and the Administrative Agent and delivered to the Administrative Agent for its acceptance and recording in the Register; provided that (i) any such assignment must be in a minimum amount equal to the lesser of (x) $1,000,000 and (y) the aggregate Commitment and outstanding Loans of such Lender then in effect, and (ii) after giving effect to any such assignment, such Lender shall have either (x) sold all its rights and obligations hereunder and under the Notes or (y) retained at least $1,000,000 of the aggregate Commitment. Upon such execution, delivery, acceptance and recording, from and after the effective date determined pursuant to such Assignment and Assumption Agreement, (1) the Assignee thereunder shall be a party hereto and, to the extent provided in such Assignment and Assumption Agreement, have the rights and obligations of a Lender hereunder with a Commitment as set forth therein and (2) the assigning Lender thereunder, to the extent provided in such Assignment and Assumption Agreement, shall be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such assigning Lender shall cease to be a party hereto; provided that the provisions of Section 2.14, Section 2.15, Section 2.16 and Section 11.5 shall continue to benefit such assigning Lender to the extent required by such Sections).

      (d) The Administrative Agent shall maintain, at its address referred to in Section 11.2, a copy of each Assignment and Assumption Agreement delivered to it and a register (the "Register") for the recordation of the names and addresses of any Assignees and the Commitment of, and principal amount of the Loans owing to, any Assignees from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower and the Administrative Agent may treat each Person whose name is recorded in the Register as the owner of the Loan recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice.

      (e) Upon its receipt of an Assignment and Assumption Agreement executed by the assigning Lender, an Assignee (and, in the case of an Assignee that is not then a Lender or an affiliate thereof, by the Borrower and the Administrative Agent) and the Borrower together with payment by the assigning Lender or by the Assignee to the Administrative Agent of a registration and processing fee of $3,500, the Administrative Agent shall promptly accept such Assignment and Assumption Agreement and, on the effective date determined pursuant thereto, shall record the information contained therein in the Register and give notice of such acceptance and recordation to the Borrower.

      (f)  Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to a special purpose funding vehicle (a "SPC"), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i)  nothing herein shall constitute a commitment by any SPC to make any Advance, (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section 11.6(f), any SPC may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Borrower and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPC to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC. This section may not be amended without the written consent of the SPC.

      (g) The Borrower authorizes the Lenders to disclose to any Participant or Assignee (each, a "Transferee") and any prospective Transferee, any and all financial information in the Lenders' possession concerning the Borrower and its respective Affiliates which has been delivered to the Administrative Agent or the Lenders by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to the Administrative Agent or the Lenders by or on behalf of the Borrower in connection with the Lender's credit evaluation of the Borrower and its respective Affiliates prior to becoming a party to this Agreement; provided that each such Transferee and prospective Transferee agrees in writing to be bound by the provisions of Section 11.8.

      (h) Nothing herein shall prohibit any Lender from pledging or assigning any Note to any Federal Reserve Bank in accordance with applicable law.

      (i)  Notwithstanding the provisions hereof, the Parent Guarantor and the Lenders may consummate the transactions contemplated by the terms of the Parent Guaranty including any payment with respect to or assignment of the Guarantied Obligations as defined therein without the Borrower's consent be a condition thereto.

    11.7  Adjustments; Setoff.  (a) If any Lender (a "Benefited Lender") shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by setoff or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loans, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

      (b) Upon the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, (without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law), upon any amount becoming due and payable by the Borrower hereunder or under the Notes (whether at the stated maturity, by acceleration or otherwise), to setoff and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such setoff and application.

    11.8  Confidentiality.  Each Lender agrees to exercise all reasonable efforts (consistent with its customary methods for keeping information confidential) to keep any information delivered or made available by the Borrower confidential from anyone other than persons employed or retained by such Lender who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans; provided that nothing herein shall prevent any Lender from disclosing such information (a) to any Affiliate of such Lender or to any other Lender, (b) upon the order of any court or administrative agency, (c) upon the request or demand of any regulatory agency or authority having jurisdiction over such Lender, (d) that has been publicly disclosed, (e) in connection with any litigation relating to the Loans, this Agreement or any transaction contemplated hereby to which any Lender or the Administrative Agent may be a party, (f) to the extent reasonably required in connection with the exercise of any remedy hereunder, (g) to such Lender's legal counsel and independent auditors, and (h) to any actual or proposed participant or assignee of all or any part of its Loans hereunder, if such other Person, prior to such disclosure, agrees, in writing, for the benefit of the Borrower to comply with the provisions of this Section 11.8.

    11.9  Effectiveness.  This Agreement shall become effective on the date when counterparts hereof executed on behalf of the Borrower, the Administrative Agent and each Lender shall have been received by the Administrative Agent and notice thereof shall have been given by the Administrative Agent to the Borrower.

    11.10  Counterparts.  This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with each of the Borrower and the Administrative Agent.

    11.11  Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

    11.12  Integration.  This Agreement and the other Loan Documents represent the agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof or thereof not expressly set forth or referred to herein or in the other Loan Documents.

    11.13  GOVERNING LAW.  THIS AGREEMENT AND THE NOTES AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

    11.14  Submission To Jurisdiction; Waivers.  The Borrower hereby irrevocably and unconditionally:

      (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the Courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

      (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

      (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, as the case may be, at its address set forth in Section 11.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

      (d) agrees that nothing contained herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

      (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

    11.15  Acknowledgments.  The Borrower hereby acknowledges that:

      (a) Neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Administrative Agent and the Lenders, on the one hand, and the Borrower, on the other hand, in connection herewith or therewith is solely that of creditor and debtor; and

      (b) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby between the Administrative Agent, the Lenders and the Borrower.

    11.16  Waivers of Jury Trial.  THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE NOTES OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

    11.17  Other Debt.

      (a) Pursuant to Sections 20 and 21 of the Intercreditor Agreement, each Lender agrees to be bound by the terms of the Intercreditor Agreement and agrees that this Agreement, and the Notes, are subject to the terms of the Intercreditor Agreement.

      (b) Each Lender (i) acknowledges the existence and validity of the obligations represented by the Private Placement Debt and (ii) agrees to refrain from making or asserting any claim that the Note Agreements or the obligations represented by the Private Placement Debt are invalid or not enforceable in accordance with its or their terms as a result of the circumstances surrounding the incurrence of such obligations; provided that such acknowledgement and agreement shall not be effective if any holder of Private Placement Debt makes or asserts any claim that this Agreement is not the "Credit Agreement" under (and as defined in) the Intercreditor Agreement or that the Obligations are not "Parity Debt" under (and as defined in) the Intercreditor Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

BORROWER:
CORNERSTONE PROPANE, L.P.
By:	CORNERSTONE PROPANE GP, INC.
its Managing General Partner
By:

Name: Title:
ADMINISTRATIVE AGENT:
CREDIT SUISSE FIRST BOSTON
By:

Name: Title:
By:

Name: Title:
LENDERS: CREDIT SUISSE FIRST BOSTON
By:

Name: Title:
By:

Name: Title:
CIBC INC.
By:

Name: Title:
BARCLAYS BANK PLC
By:

Name: Title:

Annex A

PRICING GRID

    The "Applicable Margin" and "Commitment Fee" for the period from the Closing Date through March 31, 2002 shall be the respective percentages set forth below in the applicable row under the column "Level VI" and, thereafter, shall be the respective percentages set forth below in the applicable row under the column corresponding to the Status that exists on such day:

Status	Level I	Level II	Level III	Level IV	Level V	Level VI
Applicable Margin—Eurodollar Rate Loans (basis points)	75	100	125	150	175	200
Applicable Margin—Alternate Base Rate Loans (basis points)	0	0	25	50	75	100
Commitment Fee (basis points)	25	30	35	37.5	37.5	50

Total Funded Indebtedness to Consolidated Cash Flow Ratio:

Level I	<3.25:1
Level II	>3.25:1 <3.75:1
Level III	>3.75:1 <4.25:1
Level IV	>4.25:1 <4.75:1
Level V	>4.75:1 <5.00:1
Level VI	>5.00:1

    Pricing Level Description:  For the purpose of calculating the applicable Status, the Total Funded Indebtedness to Consolidated Cash Flow Ratio shall be calculated on a rolling four-quarter basis. Interest margins and fees shall vary with such ratio. The applicable Status shall be determined and adjusted quarterly on the date (each a "Rate Determination Date") five (5) Business Days after the date by which the annual and quarterly compliance certificates and related financial statements and information are required to be delivered in accordance with the provisions of Sections 8.1.1(a), (b) and (c) (the "Required Financial Information"), as appropriate; provided that, notwithstanding the foregoing, in the event an annual or quarterly compliance certificate and related financial statements and information are not delivered timely to the Administrative Agent by the date required by Sections 8.1.1(a), (b) and (c), as appropriate, the applicable Status shall be Level VI until such time as an appropriate compliance certificate and related financial statements and information are delivered, whereupon the applicable Status shall be adjusted based on the information contained in such compliance certificate and related financial statements and information.

    Subject to the qualifications set forth above, each determination of the applicable Status shall be effective from a Rate Determination Date until the next such Rate Determination Date. The Administrative Agent shall determine the appropriate Status (and Applicable Margins) in the pricing matrix promptly upon receipt of the quarterly or annual compliance certificate and related financial information and shall promptly notify the Borrower and the Lenders of any change thereof. Such determinations by the Administrative Agent shall be conclusive absent manifest error. Changes in the applicable Status shall be effective as to outstanding extensions of credit as well as new extensions of credit made thereafter.

QuickLinks

  EXHIBIT 4.5
TABLE OF CONTENTS
PRELIMINARY STATEMENTS
ARTICLE 1. DEFINITIONS
ARTICLE 2. AMOUNT AND TERMS OF COMMITMENTS
ARTICLE 3. REPRESENTATIONS AND WARRANTIES
ARTICLE 4. CONDITIONS PRECEDENT
ARTICLE 5. INTENTIONALLY OMITTED
ARTICLE 6. INTENTIONALLY OMITTED
ARTICLE 7. INTENTIONALLY OMITTED
ARTICLE 8. COVENANTS
ARTICLE 9. EVENTS OF DEFAULT
ARTICLE 10. THE ADMINISTRATIVE AGENT
ARTICLE 11. MISCELLANEOUS
  Annex A